5/4

04024762

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PT Bank Buana Indonesia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAY 04 2004 THOMSON FINANCIAL

FILE NO. 82- 34694 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 5/4/04

ANNUAL REPORT

2003


INDONESIA
RIBU RUPIAH
BANK BUANA INDONESIA Tbk.
JALAN WAHID HASYIM NO. 89
JAKARTA PUSAT
à Rp. 50.000,-
K INDONESIA

AR/S
12-31-03

PT BANK BUANA INDONESIA Tbk

To become a leading
and most trusted retail bank


500
Rp. 5.000.000,-
BANK INDO
LIMA PULU
PRE ADD

To provide a high quality

banking service to serve

the Indonesian retail market,

improve the professionalism

of our Human Resources

and enhance the added

value of our Stakeholders

simultaneously


2003
INDONESIA

CONTENTS

2	Bank Buana in Brief
5	Financial Highlights
6	Financial Ratios
7	Stock Highlights
8	Message from the Chairman
12	Management Report
17	Corporate Governance
21	Risk Management
23	Focusing on Core Competence in SME Segment
25	Expanding Our Market Share in Consumer Banking
27	Meeting the Growing Needs of Our Customers
29	Improving the Capabilities of Our Organization and Human Resources
31	Enhancing the Role of Treasury as a Profit Center
33	Social Responsibility
35	Financial Review
131	Corporate Data
157	Additional Data
159	List of Correspondent Banks
160	Corporate Information

Bank Buana *in Brief*



Bank Buana was founded on 31 August 1956 and began its operations on 1 November 1956, having received its licence to operate as a commercial bank in October of the same year. Over the next decade or so, Bank Buana evolved into a respectable commercial bank which catered primarily to trade finance and lending activities to small and medium-sized trading businesses, operating in and around downtown Jakarta and its harbor areas which at the time constituted the main business districts. Slowly but steadily, Bank Buana developed and grew its banking portfolio by cultivating trust and forging close ties with its customers.

In the early seventies, through a series of mergers and acquisitions with three other banks, namely Bank Pembinaan Nasional in Bandung, Bank Kesejahteraan Masyarakat in Semarang and Bank Aman Makmur in Jakarta, Bank Buana expanded its assets as well as service network significantly, thus setting the stage for its accelerated growth over the next two decades as a licenced foreign-exchange bank. Bank Buana received its foreign-exchange licence in 1976 which placed it among the leading commercial banks that are licenced to develop and maintain a network of international correspondence banks. To date, the Bank maintains correspondence relationships with more than 150 banks all over the world.

Serving You Whole Heartedly



In 1989 and throughout the nineties, Bank Buana formed joint-venture banks with Mitsubishi Bank Limited of Japan, and DBS Bank and TatLee Bank both of Singapore. These joint ventures became Mitsubishi Buana Bank and DBS Buana TatLee Bank. Eventually, DBS Bank Singapore acquired the shares of Mitsubishi Bank Limited in the former and changed its name to Bank DBS Buana; whereas TatLee Bank Singapore took over DBS Bank Singapore's holdings in the latter and changed its name to TatLee Buana Bank and, subsequently, to Keppel TatLee Buana Bank. In 2002, Bank Buana divested all of its holdings in Keppel TatLee Buana Bank.

As a bank that survived the Asian financial crisis without recapitalization, Bank Buana had proven the worth of its prudent and conservative management as well as good corporate governance. This enabled it to become a publicly-held bank through the listing of its shares on the Jakarta and Surabaya Stock Exchange in 2000.

By 2003, Bank Buana had consolidated its SME banking base further, building a banking franchise that is focused on achieving sustainable growth and economic value added for all of its stakeholders. Today, those stakeholders include the International Financial Corporation, a subsidiary of the World Bank, and the Bank of New York, which has included Bank Buana as an underlying asset in one of its emerging-market funds offerings through ADR level 1 program in 2003.


50000

Financial Highlights

Balance Sheets

ITEMS (in billion rupiah)	December 31		
	2003	2002	2001
Assets			
Cash on hand	141.34	220.31	122.67
Demand deposits with Bank Indonesia	603.24	548.92	518.88
Demand deposits with other banks - net	63.19	82.68	87.29
Placements with other banks - net	645.77	1,206.64	1,039.18
Marketable securities - net	6,624.12	6,665.22	6,273.14
Obligations with reselling contract - net	473.22	198.62	1,168.43
Derivative receivable - net	2.53	1.41	2.36
Loans receivable - net	5,267.83	3,907.22	2,621.86
Acceptance receivable - net	18.22	16.07	16.69
Investments - net	0.32	0.82	7.81
Deferred tax assets - net	9.61	12.92	4.79
Fixed assets - net	321.79	316.75	299.59
Other assets - net	163.94	103.78	111.41
Total assets	**14,335.12**	**13,281.36**	**12,274.10**
Liabilities and Equity			
Immediate liabilities	62.61	64.33	51.62
Demand deposits	3,148.25	2,966.85	3,079.89
Savings account	4,347.16	3,916.16	3,877.45
Time deposits	4,809.30	4,567.21	3,997.10
Certificate of deposits	0.01	0.02	0.02
Call Money	102.43	285.47	14.47
Taxes payable	17.68	42.84	62.99
Derivative liabilities	0.08	2.20	2.66
Accrued expenses	22.54	27.20	34.38
Acceptance liabilities	18.40	16.24	16.86
Borrowings	41.23	56.48	67.11
Estimated loss on off balance sheet transaction	2.65	2.00	2.38
Other liabilities	79.48	60.78	38.33
Total liabilities	**12,651.82**	**12,007.78**	**11,245.26**
Total equity	**1,683.30**	**1,273.58**	**1,028.84**
Total liabilities and equity	**14,335.12**	**13,281.36**	**12,274.10**

Income statements

ITEMS (in billion rupiah)	December 31		
	2003	2002	2001
Interest revenue	1,559.22	1,727.27	1,669.58
Interest expenses	873.27	1,105.12	1,027.92
Net interest income	685.95	622.15	641.66
Other operational income	89.90	137.62	107.68
Recovery (Expenses) of allowances for uncollectible loans and other losses	1.61	6.83	(36.83)
Other operational expenses	459.66	421.32	355.87
Net operating income	317.80	345.28	356.64
Non operational revenue - net	1.48	12.10	3.11
Net income before tax	319.28	357.38	359.75
Tax expenses	97.43	106.13	99.85
Net income of the year	221.85	251.25	259.90
Earning per share (in whole Rupiah)	61	90	96

Financial Ratios

ITEMS (in percentage)	December 31		
	2003	2002	2001
Financial Ratios			
Total Liabilities to Total Assets	88.26	90.41	91.62
Total Liabilities to Total Equity	751.61	942.84	1,092.99
Total Loan Receivable to Total Assets	37.23	29.78	21.98
Total Productive Assets to Total Assets	91.98	91.51	91.88
Total Third Party Funds to Total Assets	85.84	86.21	89.25
Operational Ratios			
Net Interest Income to Average Total Assets	4.97	4.87	5.61
Net Interest Income to Average Total Equity	46.40	54.04	74.39
Net Interest Income to Average Total Productive Assets*	5.58	5.61	5.57
Net Other Operational Expenses to Average Total Assets	2.67	2.17	2.49
Net Other Operational Expenses to Average Total Equity	24.90	24.05	33.04
Net Other Operational Expenses to Average Total Productive Assets	2.92	2.38	2.72
Return on Assets*	2.31	2.86	3.07
Return on Equity*	17.00	26.96	34.94
Net Income to Average Total Productive Assets - net	1.76	2.16	2.48
Net Operational Revenue (Expenses) to Interest Revenue	20.38	19.99	21.36
Net Income Before Tax to Interest Revenue	20.48	20.69	21.54
Net Income to Interest Revenue	14.23	14.55	15.57
Growth Ratios			
Net Interest Income	10.26	(3.04)	68.26
Net Operational Revenue (Expenses)	(7.96)	(3.19)	126.28
Net Income	(11.70)	(3.33)	156.01
Total Assets	7.93	8.21	15.57
Total Liabilities	5.36	6.78	13.31
Total Equity	32.17	23.79	47.77
Loans Receivable to Total Productive Assets - net	40.23	32.35	23.37
Loans Receivable to Third Party Funds (LDR)*	43.37	34.54	24.62
Allowances for Uncollectible Loans to Total Loans Receivable	1.28	1.21	2.80
Non Performing Loans to Total Loans receivable	0.86	0.75	2.80
Capital Adequacy Ratio (CAR)*	22.32	22.34	23.71

** Calculated in accordance with bank Indonesia regulations*

Stock Highlights

Share Performance	2003	2002	2001
Number of Shares*	4,988,112,000	2,977,976,810	970,000,000
Average Number of Shares	3,619,669,755	2,792,961,138	2,700,453,302
Book Value (in billion Rupiah)	1,683.30	1,273.58	1,028.85
Dividend Payout Ratio (%)	-	30%	50%
Highest Price	825	1,425	950
Lowest Price	500	675	600
Year-end Price	550	700	925
Earning per Share	61	90	96
Price Earning Ratio	9.02	7.78	9.63

** Rp 500,- per share in 2001 and Rp 250,- per share in 2002 and 2003*

	2003			2002		
Share Price (Rp)	Highest	Lowest	Closing	Highest	Lowest	Closing
1st Quarter	700	625	675	1,300	800	1,225
2nd Quarter	675	525	550	1,425	950	1,100
3rd Quarter	725	550	700	1,100	850	950
4th Quarter	825	500	550	1,425	675	700

Trading Volume	2003	2002
1st Quarter	1,746,000	5,210,000
2nd Quarter	8,705,500	7,540,000
3rd Quarter	18,035,000	1,513,500
4th Quarter	27,923,500	14,465,000

Shareholders (as of Dec. 31 2003)	No. of Shares	(%)
PT Sari Dasa Karsa	2,765,670,505	55.45
IFC	335,000,000	6.72
PT Makindo Tbk	297,743,526	5.97
Public	1,589,697,969	31.86
Total	**4,988,112,000**	**100.00**

Dividend Payment		2003	2002
Total amount paid (Rupiah)	Interim	56,998,476,143.40	129,980,000,000
	Final	18,642,134,830.60	
Payment date	Interim	March 10, 2003	May 17, 2002
	Final	June 3, 2003	





Message from the CHAIRMAN

I am pleased to be able to report once again that PT Bank Buana Indonesia Tbk. (Bank Buana) performed with characteristic prudence and reliability, meeting our expectations for yet another year of solid growth. In 2003, Bank Buana continued to pursue a safe and sound growth strategy, focusing on the banking market segment that we know best: The small and medium-sized businesses and enterprises, the so-called SME banking segment, which we have faithfully served for nearly five decades.

In our previous Annual Report, we mentioned on how the strong bonds and trust that have developed through the years between Bank Buana and our customers over several generations have not only enabled us to survive the Indonesian banking crisis, but also to emerge as an important financial intermediary in a key market segment that had contributed significantly to Indonesia's economic growth in 2001 and 2002. The year 2003 was no exception for Bank Buana. By leveraging our strong ties with long-term customers, we were able to maintain, and in some cases even improve, the quality of our earning assets. Improving economic conditions in general also resulted in stronger liquidity for Bank Buana in 2003 compared to the previous year, enabling us to meet our growth target for the year under review.

Bank Buana's total assets grew 7.93% from Rp 13.3 trillion in 2002 to Rp 14.3 trillion as of year-end 2003. As a percentage of total assets, the bank's earning assets increased slightly from 91.51% to approximately 91.98%. However, in absolute terms, total earning assets increased from Rp 12.1 trillion in 2002 to Rp 13.2 trillion in 2003. Stockholder's equity rose from Rp 1.3 trillion to Rp 1.7 trillion over the same period.

Our sustainable growth was made possible by the continuing recovery of the Indonesian economy. Throughout 2003, the Indonesian government maintained a sound macroeconomic policy which succeeded in achieving a measure of stability to the nation's economy. This was marked among other things by improving GDP growth rates, decreasing interest rates to levels not seen since 1997, and reasonably contained inflation rates. Indonesia's balance-of-payment accounts also improved markedly with a growing foreign exchange reserve which amounted to more than US$ 36.3 billion as at year-end 2003. Perhaps the most positive sign that have come out of the nation's continuing economic recovery is the decision taken by the Government of Indonesia to exit from the International Monetary Fund (IMF) debt program as of December 2003. The move is seen by many as a strong indication that Indonesia is finally shedding the last vestiges of its financial crisis.

As Indonesia's economical and political stability have improved markedly during 2003, we are beginning to see the return of foreign capital to Indonesia. Albeit not yet so much in the form of foreign direct investment, Indonesia has begun to receive an increasing flow of portfolio investment - as evidenced by the rising market price index of the Jakarta Stock Exchange. Showing a bullish trend throughout the year, the JSX registered an impressive 62% growth to make itself the third best performing exchange in the world.

A small but not insignificant indication of renewed and growing foreign investment interest in Indonesia during the year was probably the decision of International Financial Corporation (IFC), the investment arm of the World Bank, to make its first equity investment in Indonesia after a period of break lasting almost four years since the financial crisis. It is indeed an honor and privilege for Bank Buana that IFC's return to Indonesia was marked by acquiring 6.72% shares of Bank Buana through limited public offering of Rights Issue II effective June 2003.

As we consolidate our resources to capitalize on growing opportunities ahead of us, Bank Buana continues to make encouraging progress in the area of corporate governance. IFC's stake in our equity has given no small contribution to the efforts of Bank Buana to institutionalize and implement good corporate governance in line with best international practices. Bank Buana has also strengthened its management committees which now comprises the Risk Management Committee, Loan Policy Committee, Credit Committee, Asset and Liability Committee, Information and Technology Committee and the Human Resources Committee. While at the Supervisory Board level, we have the Audit Committee. A more detailed account on the roles and responsibilities of each committee is presented in the Corporate Governance section of this Annual Report.

I am also pleased to note that Bank Buana is rapidly moving towards putting corporate governance policies into formal company documents, manuals and guidelines. This will go a long way in institutionalizing the spirit and essence of good corporate governance that for a long time has been ingrained in our culture and work ethics that value trust, honesty and integrity above all.

As we mentioned in our last Annual Report, one of the key tasks for Bank Buana to accomplish in 2003 was the institutionalization of our work ethics into formal policies on good corporate governance in line with international best practices. This was largely achieved during the year, on which we also attribute our sound results of operations for the year under review. Sound and responsible lending operations by Bank Buana have resulted in one of the lowest nonperforming loan ratios of any bank in the country. In 2003, Bank Buana's NPL ratio was 0.86% compared with 0.75% a year ago. Clearly, this underscores not only the quality of the Bank's earning assets but also the prudent and sound manner in which we apply ourselves to the business of banking. Few other banks in Indonesia today can match Bank Buana's strength in terms of our major exposure to the SME banking sector as well as virtually nonexistent nonperforming loans. A look at our key financial indicators and ratios would also show that Bank Buana is in compliance with all statutory banking requirements and regulations.

As always, we owe our success to the dedication and commitment of our employees, and the continuing support of our customers. We also express our gratitude to Bank Indonesia for their guidance and supervision, as well as to various other stakeholders who continue to support Bank Buana: our shareholders, business partners, the financial authorities, the capital market regulators and the general public.

The Board of Commissioners once again conveys its trust and confidence in the Management of Bank Buana, and in the way the Bank is being managed. A solid and financially sound Bank Buana will continue to play a key role in one of the most dynamic economic and banking segments in Indonesia, fuelling the growth of small and medium-sized enterprises that provide millions upon millions of job opportunities in the country today, and in the future.

Jakarta, December 31, 2003

R. Rachmad
Chairman



Management

Bank Buana enjoyed a productive year in 2003 as we continued to exercise our sound and prudent banking ways. The year represented our ninth consecutive profitable year since 1995, making us in effect one of the most successful banks in Indonesia to have survived Asia's devastating financial crisis of 1997 and 1998.

A strong focus on small and medium-sized enterprises over the years have made Bank Buana today a model for good banking and sound lending. And with the continuing recovery of the Indonesian economy, at no time was this more evident than in 2003 when Bank Buana was able to leverage on its high quality earning assets as well as low cost of funds to generate substantial returns.

Bank Buana posted a net profit of Rp 221.85 billion in 2003 compared to Rp 251.25 billion in 2002. The decline was primarily driven by lower interest income, in-line with falling SBI (Bank Indonesia Certificates) interest rates throughout 2003 as the Management had predicted earlier. Earnings per share for 2003 was Rp 61 versus Rp 90 in 2002, while the returns on shareholders' value (ROE) were 17.00% in 2003, compared with 26.96% in 2002.

Our declining results notwithstanding, those are impressive figures by any measure. Moreover, we have sustained our growth through some of the most challenging periods in the nation's banking history. This underlines, once again, the strength and virtues of our business strategy that we have consistently pursued over the years. In 2003, we redoubled our efforts to focus on the eight pillars of strength which define our core strategic growth platform. The first two of those eight pillars represent our key objectives for the next several years. First, we will continue to place a strong emphasis on growing our lending portfolio primarily within the SME banking segment. This is achieved by strengthening our relationships further with our key customers as well as leveraging our presence in key trade and commercial areas where Bank Buana is well known. Secondly, even as we continue to focus on our SME lending franchise, we will also expand our market share in the consumer banking segment. In order to achieve these two key objectives, Bank Buana will continuously strive to strengthen human resources and organizational capabilities; selectively expand delivery network and use efficient technology; implement a centralized information technology platform; focus product development on existing target segments; maintain competitive lending rates and low cost of funds; and explore selective acquisition opportunities.

In 2003 Bank Buana maintained the quality of its earning assets. Through our strong emphasis on relationship management as well as focus on selective trading and services companies with short cash conversion cycles, not only were we able to keep our nonperforming loans (NPL) ratio to a bare minimum - approximately 0.86% of total loans in 2003 compared to 0.75% in 2002- but also maintain the majority of our loan portfolio among high quality SME borrowers with sound bankable structures. Over 75% of our loan portfolio is distributed among those companies with the short-cash conversion cycle, has loan balances below Rp 2.5 billion each and is structured as either overdrafts or working capital loans. Moreover, more than 60% of our loan portfolio has a short-term tenor of less than a year. The simple and uncomplicated structure of our loan portfolio is highly suitable to the needs of small and medium-sized businesses which, in turn, provide Bank Buana with a stable and manageable credit base. Since our loans are largely small denominated credit which is disbursed over a large number of debtors, our credit portfolio is, by and of itself, naturally diversified. It is probably safe to say that no single debtor or group of debtors hold more than even 1.5% of Bank Buana's total outstanding credit.

In consumer banking, to which we devoted a full fledged division in 2003 in order to capitalize on growing market opportunities within the segment, Bank Buana made major strides by strengthening both our credit card and debit card franchises, leveraging our data base of nearly 33,000 debtors and more than 224,000 depositors to cross-sell consumer loans and credit-card products, expanding bill payment services through multichannel delivery points, and introducing private banking services and mutual fund products.

Organizational wise, we recognized the need to place additional resources on at least two key areas in 2003. Hence, the formation of two new divisional units during the year: the Consumer Credit Division to accelerate the growth of this segment, and the Risk Management Unit to anticipate greater risks from our growing businesses. At the same time, a more centralized IT reporting system has allowed for improved credit analyses and processing as well as a more streamlined reporting system and branch management. Furthermore, Bank Buana has fully integrated its entire front-end and back-office IT platform, enabling a centralized real-time and on-line processing system. This has enhanced our operations significantly, including in critical mission areas of banking such as risk management, treasury monitoring, automated L/C processing, branch and ATM networking, and management information system.

In delivery network, we continue to pursue highly selective expansion strategy, building up our branch-banking network prudently on a 'pull' basis where a clear opportunity to bring our services to a new area with high SME business potential has been identified. Only then will we decide to open a new branch office which, at prevailing conditions, will probably not exceed ten new branches per year. On the other hand, we will pursue the mobile banking service aggressively, capitalizing on the latest Internet phenomenon. A recent study has indicated that roughly 70% of all ATM transactions are noncash in nature. This means of course that we can serve this need more readily via the Internet or cellular phone. Although Internet penetration in Indonesia is still relatively low, it is an established fact that a majority of Bank Buana's customers own cellular phones. Thus, this is clearly one opportunity area which we intend to exploit over the next five years, to become one of the leading mobile banking service providers in the country.

These as well as other initiatives taken by Bank Buana in 2003 and previous years continue to place us as the leading, mid-sized, publicly-listed bank in the country, today. Partly due to our healthy assets portfolio and sound banking practices, we remain high in the list of market analysts and investors alike, making us one of the most attractive banks to own or include in an investment portfolio. In 2003, the investment arm of the World Bank, International Financial Corporation, underlined this fact by directly acquiring a 6.72% stake in Bank Buana.

Also during the year, the Bank of New York (BONY), the leading issuer of the American Depository Receipt (ADR) securities instrument that represents international equity holdings traded on American exchanges, included Bank Buana among other financial institutions from several countries, in one of BONY's ADR investment offer packages of 2003 to American investors. This inclusion instantly places Bank Buana on the map of international financial communities, and to capitalize fully on this exposure, the Management of Bank Buana undertook a non-deal roadshow sponsored by Merrill Lynch in 2003, covering key financial cities in East Coast USA, meeting with over 30 fund managers and institutional investors. Closer to home, a roadshow was also arranged in Singapore conducted by JP Morgan - Chase.

In many ways, 2003 was an encouraging year for Bank Buana both at home and abroad. We managed to build upon past successes and developed new business prospects in the process. At the same time, Indonesia's much improved political climate and stable economy in 2003 provided the foundation for businesses to flourish, and Bank Buana was strategically positioned to capitalize on this growth. Our interest income remained significant despite declining 9.73% from Rp 1.7 trillion in 2002 to Rp 1.6 trillion in 2003, as a reflection of the falling interest rates throughout the year. More importantly, we were able to maintain both competitive lending rates and low-cost funding throughout the year, improving lending spread and bottom-line at the same time. This also had a positive impact on our rate of returns. Returns on average assets and average equity were 2.31% and 17.00%, respectively, in 2003 compared to 2.86% and 26.96% in 2002. Our capital adequacy ratio by year-end 2003 reached 22.32%, relatively stable compared to a year ago, and large enough to support loan growth for several years to come.

As always, we owe our successes to the support of the Bank's stakeholders - our shareholders, customers, business partners, employees, communities and the general public. We wish also to express our gratitude to the Government of Indonesia, and specially to Bank Indonesia and financial authorities, for their guidance and support. Last but not least, the Board of Directors extends its appreciation to each and every member of the Board of Commissioner, without whose guidance and supervision Bank Buana would not have accomplished so much.

Jakarta, December 31, 2003

Jimmy Kurniawan Laihad
President Director

Corporate Governance



In 2003, good corporate governance (GCG) continued to receive the undivided attention of both the supervisory and management boards of Bank Buana, building on the basic foundations that had been laid during the previous year. As a publicly listed bank which has increasingly gained the attention of the international investment community, Bank Buana clearly recognizes the importance of corporate governance, and its role in building and enhancing long-term shareholder value. In line with the Indonesian Code of Good Corporate Governance, Bank Buana has begun to adopt and implement the key principles of good corporate governance, which include managing professionally with transparency, accountability and integrity; providing stakeholders with accurate and timely information on the company; and building long-term shareholder value. Primary requirements of compliance to the aforementioned code of good corporate governance include the appointment of Independent Commissioners, the establishment of the Audit Committee and the active roles of various management committees. All of these requirements have been complied to fully by Bank Buana.

Strategies Set and Supervised by Independent Boards

A key aspect of Bank Buana's corporate governance is an independent Board of Commissioners and Board of Directors, both of which are chaired by an independent Chairman and a President Director who do not own any shares of the Bank. The Board of Commissioners are responsible for overseeing the course and activities of the Bank, while the Board of Directors set the strategies and policies of the Bank and the execution thereof in line with the business objectives of the Bank. Strategies are defined as short- to medium-term strategic plans which are reviewed yearly during annual budget exercises. The business objectives of the Bank are medium-term - typically 3-year - business plans which, among other things, are required by Bank Indonesia as part of the statutory disclosure of a bank to determine its business viability over the long run. As part of good corporate governance, Bank Buana has both its short-term strategic plans as well as long-term objectives in place, as it continues to pursue sustainable growth for many years to come.

The current Board of Commissioners comprises three non-executive commissioners, of whom the Chairman is an independent commissioner with no ownership ties whatsoever to the Bank, with one other independent Commissioner serving as the Chairman of the Audit Committee. The Board of Directors comprises six Directors, one of whom is the Compliance Director, who carries out the duties of the chief compliance officer of the Bank under the directives and guidelines of Bank Indonesia.

Audit Committee

In their supervisory roles, the Board of Commissioners is assisted by the Audit Committee whose members are appointed by, and are responsible to, the Board of Commissioners. The Audit Committee assists Commissioners in discharging their duties of maintaining a sound and adequate system of internal controls within the bank to safeguard both its assets and stockholders' equity. This includes reviewing the Bank's monthly, quarterly, semiannual and annual financial statements in order to ensure compliance with the generally accepted accounting standards in Indonesia as well as disclosure requirements and guidelines of Bank Indonesia, the Indonesian Capital Market Supervisory Board (Bapepam) and the Jakarta Stock Exchange. The Audit Committee also supervises the work of the Internal Audit Unit, reviewing both the audit policies as well as its implementation, ensuring adequate coverage in the scope of audit works, and coordinating audit works with external auditors. The Audit Committee investigates and reports to the Board of Commissioners on all matters requiring the Board's attention.

Management Committees

In managing the course and direction of the Bank, the Board of Directors is assisted by several management committees responsible for their respective areas. As at year-end 2003, they comprise of the Risk Management Committee, Credit Policy Committee, Credit Committee, Asset and Liability Committee, Information and Technology Committee and the Human Resources Committee. Together, these Committees, Directors and Senior Managers of the Bank form the core of the Bank's operations, financial, risk and administrative management. The committees help define adequacy of risk management, operational controls, compliance with statutory regulations, quality of earning assets, work efficiency, level of customer service, technological proficiencies, recruitment and career development, and employee remuneration policies, throughout Bank Buana.

Board Meetings

Board meetings between commissioners and directors are scheduled at least once every month to review the Bank's operations. Meetings among members of the Board of Directors and Executive Vice Presidents are done on a weekly basis, while meetings among members of the Board of Directors and Senior Managers of the Bank are scheduled once every month. Additional meetings are held quarterly and semiannually to review financial results as well as the achievements of business targets. Meetings between the Board of Commissioners and the Audit Committee take place more frequently, at least twice a month, and can be convened immediately in a contingency situation.

Compliance

Bank Buana makes sure that all of its banking policies and operations adhere fully to prevailing laws and regulations. In fact, one of the cornerstones of Bank Buana's corporate governance lies in its compliance with statutory laws and regulations governing the banking industry, the capital markets and corporation in general. Even at the height of the Asian financial crisis, when a considerable number of banks in Indonesia at the time could not maintain their solvency, Bank Buana's compliance towards key banking standards such as capital adequacy ratio, legal lending limit and net open positions never fell short of their statutory requirements. Today, they continue to form a key and important foundation for the Bank's continuing growth for the long term.

Transparency and Disclosure Policies

Bank Buana has long recognized the need for transparency and open management style that represent some of the hallmarks of the close ties that the Bank enjoys with customers and employees alike. Since becoming a public bank in 2000, Bank Buana has recognized even more the importance of informing shareholders of all major developments of the Bank on a regular and timely basis. The Corporate Secretary is responsible for carrying out an effective investor relations program offering open channels of communications to shareholders and the investment community. Aside from the Annual General Meeting forum and the Annual Report, shareholders have access to quarterly financial statements and other materials presented on the Bank's official website. In addition, since Bank Buana was included in the American Depository Receipt (ADR) securitization investment program of the Bank of New York in 2003, Bank Buana has been more active in disseminating information to shareholders and potential investors in US through the US Securities and Exchange Commission (US SEC). One such activities during the year was the international non-deal roadshow undertaken by members of the Board of Directors who visited Boston, New York and Washington D.C. to meet with US institutional funds and investment managers.

Remuneration of Commissioners and Directors

The policy on remuneration for members of the Board of Commissioners and Board of Directors is contained within the Bank's Articles of Association, and duly exercised as per the convenants of said Articles of Association with the approval of the Annual General Meeting of Shareholders. Bank Buana paid the Commissioners an aggregate sum of Rp 2.44 billion and the Directors a total of Rp 12.05 billion in gross salaries and benefits accruing for services rendered during fiscal year 2003.

Risk Management



In 2003 Bank Buana further strengthened its risk management by conducting numerous training and socialization of risk management throughout the Bank. The Bank also did a diagnostic review to identify possible improvement for a better risk management practice and developed various risk management policies to support an effective implementation of risk management. These initiatives have not only improved the overall management of risks in the Bank but also facilitated better oversight of risks by the Risk Management Unit and Risk Management Committee which oversee the risk taking activities in business units.

The four main risks faced by the Bank are credit, market, liquidity and operational; however, other risks such as compliance, reputational, strategic and legal are also acknowledged as important to the Bank. Various guidelines have been developed, roles and responsibilities have been determined, monitoring and reporting structures have been set with the purpose to increase risk awareness that will contribute to reducing the possibility of loss events, while mitigating the extent of risks as limited as possible and within tolerable levels.



Risk management oversight activities in the Bank are treated as independent activities from the operations or service side of the business. The Bank has adopted the principle whereby the first line of defense is the Business Unit, which is responsible for managing risk on a day-to-day basis. The second line of defense is the Risk Management Unit which oversees and coordinates the overall risk management activities. While the Internal Audit, as the third line of defense, is responsible for providing feedback on the adequacy of the risk management implementation.

To date, Bank Buana continues to be committed to prudent risk management, by investing in both people and system to undertake rigorous evaluation and management of risks. The aim is to implement good and prudent practice in the management of various risks that are faced by the Bank in an integrated risk management framework. A more consistent, prudent and accurate methodology as well as framework for risk management based on international best practice are being developed by Bank Buana to be implemented throughout the Bank.

The Bank is committed to maintain its reputation as a sound bank, as recognized by various institutions, by continuously improving its risk management capabilities.

Focusing on Core Competence in SME Segment



Right from the beginning, Bank Buana has concentrated its efforts on serving the retail and commercial customers from the small- and medium-enterprise (SME) sector, in diversified industries in the manufacturing, wholesale distribution and retail trading of basic, fast-moving household and consumer goods. Over time, the Bank has gained a solid footing in this niche market, maintaining a strong branch-banking presence in key and thriving commercial and business centers throughout Indonesia.

As the SME sector has become more viable in recent years especially in the continuing recovery of the Indonesian economy, Bank Buana has been able to capitalize on its years of experience in servicing this specific market segment. In 2003, 10 more sub-branch offices were established as Bank Buana succeeded in identifying new areas with SME business potential as a base to further grow its commercial lending portfolio, which by year-end 2003 had amounted to Rp 4,646.87 billion, representing a strong increase of 31.90% from Rp 3,522.95 billion a year previously. The majority of this commercial lending portfolio involves working capital and investment loans, which accounted for 77.5% and 9.5%, respectively, of total gross loan outstanding as at year-end 2003.

A key factor in Bank Buana's successful credit disbursement in the commercial segment is the strong emphasis it places on relationship management. Given that our loan portfolios mainly comprise of short-term (less than 1 -year tenor) and relatively small loans (average loan size of Rp 163 million in 2003) provided to a relatively large number of borrowers (20,548 debtors in 2003), our loan officers mostly liaise directly with company owners. Having thus more intimate knowledge of the running of these businesses, we are able to offer financing facilities that are more suitably structured to their needs, while at the same time reducing risks to a minimum.

Most of the Bank's customers are small- and medium-sized businesses which typically have short cash-conversion cycles requiring a high degree of liquidity. By offering checking account and savings account facilities for their liquidity management needs, the Bank is able to acquire a stable, low cost funding base derived from the high proportion of checking and savings accounts in the composition of its third-party funds. As at year-end 2003, funds in checking accounts and savings accounts accounted for 25.59% and 35.33%, respectively, of the Bank's total third-party funds amounting to Rp 12.30 trillion.

The utilization of low cost funding and careful selection of high-quality, low-risk SME customers, as well as the willingness to share upside growth potential with borrowers in return for long-term relationship, has enabled Bank Buana to provide very competitive lending rates, representing an important aspect in the strategy to grow its SME loans.

Expanding Our Market Share in Consumer Banking


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Bank Buana was also active in the consumer banking segment, mainly in consumer financing activities through car loan and home mortgage products, supplementing its core competence in commercial lending to the retail and small- and medium-enterprise segments. Consumer spending, meanwhile, has continued to be the main driver of economic growth during the slow but steady recovery of the Indonesian economy in recent years, and the trend is likely to continue in the foreseeable future. This represents an opportunity for Bank Buana to grow its consumer banking franchise further.

Our consumer lending portfolio has enjoyed a steady growth over the years, but in 2003 the Bank undertook efforts to further increase this rate of growth. We leveraged our considerably large customer base of nearly 33,000 borrowers and over 224,000 depositors for active data mining and increased cross-selling of consumer loans and other consumer banking products. Meanwhile, the quality of service at branch office operations has been enhanced so that, for example, customers now enjoy faster service, as well as being attended by more knowledgeable



customer service officers. In addition to pursuing organic growth in consumer lending, Bank Buana has also sought un-organic growth opportunities as when we made the selective purchase of Rp 150 billion worth of car loan portfolio in July 2003. Aside from loan disbursement expansion, such portfolio purchases provide the Bank with instant access to a considerable number of new customers representing additional cross-selling opportunities.

Through these and other means, Bank Buana was able to achieve a 59.56% increase in consumer financing from Rp 432.09 billion in 2002 to Rp 689.46 billion in 2003. Our car loan product, KKB Oto Buana, had 3,644 accounts with outstanding loan amount of Rp 267.71 billion as at year-end 2003, compared with 2,209 accounts worth Rp 138.73 billion a year previously. Meanwhile our home mortgage facility, KPR Pondok Buana, has grown to 2,840 accounts with an outstanding loan amount of Rp 397.29 billion, representing increases of 31.36% and 39.37%, over their respective positions in 2002.

Underlining the importance that the Bank has increasingly placed on consumer banking activities was the establishment of the Consumer Credit Division in 2003, enabling us to pursue a more effective growth strategy of our consumer banking franchise to include the complete offering of consumer banking products and services outside of car loan or home mortgage financing.

Meeting the Growing Needs of Our Customers



With virtually all banks in Indonesia today more or less targeting the consumer and SME sectors as the two remaining viable and bankable sectors, markets in these two segments have become crowded and the competition intense. At the same time, bank customers today have become increasingly more discerning and sophisticated in their needs, demanding more speed, more convenience, more value and more features. Meeting the expanding needs of the SME and consumer customers have thus become an important aspect of Bank Buana's strategy in order to keep up with the competition and sustain our business growth.

Our customers already enjoy the benefit of faster, more reliable and more accurate banking transactions due to the full implementation of an integrated, real-time on-line processing based on the International Comprehensive Banking System (ICBS) platform. They can use the Buana Visa Electron Debit Card to pay for their purchases at some 10 million participating merchants in Indonesia and abroad, as well as for cash withdrawal via any ATM networks subscribing to the Visa Electron program which currently numbers some 750,000 ATMs worldwide. In addition to the Bank's own proprietary ATM network in major cities in Indonesia, holders of the Buana ATM card are also able to make a variety of ATM transactions at any ATM unit in the ATM ALTO network, currently the largest shared ATM system in Indonesia with some 3,000 ATM units throughout the country.

In providing customers with greater access to our products and services, Bank Buana is actively developing its mobile banking service, which represents a more convenient as well as more cost-effective delivery channel compared to the ATM network. In 2003, the Buana Multi Mobile Banking System became fully operational, allowing customers to perform a variety of banking transactions, including money transfer between accounts in different member banks, simply with the use of their cellular phones.

Product development, which is mainly aimed at the individual customer, also saw a busy year in 2003. The Buana Visa Credit Card was launched in August 2003, marking the Bank's entry into the lucrative credit card business in Indonesia. By year-end 2003, the service had attracted more than 14,000 card holders. Aside from those, Bank Buana has also introduced the Buana Produktif Berasuransi, an insurance-linked savings account product which has been developed in cooperation with AIU and Asuransi Buana Independent as the underwriters. Our bill payment services have also been improved, including the ability to transact electricity, telephone, cellular phone and credit card payment through our bank counter, ATM or mobile banking system.

The establishment of the Bank Buana Call Center at the close of 2003 represented another service enhancement, providing our customers with 24-hour, 7 days a week, customer service, account information and complaint handling via toll-free telephone call.

Improving the Capabilities of Our Organization and Human Resources

Bank Buana continues to ensure that its organization stays capable of serving its needs in terms of business strategy and objectives, in order to deliver better services to customers and provide higher value to stakeholders. The Bank continually evaluate its organization structure in light of both present and future anticipated trends and then make the necessary changes or adjustments, whether in response to regulatory requirements, in meeting the demands of the market, or in adapting to the dynamics of its business and industry.

The separation in 2003 of the former Credit Division into Commercial Credit Division and the Consumer Credit Division, is an example of how our organization evolve continuously to reflect changes in market demands or business strategy. In line with the increasing emphasis placed on Bank Buana's consumer banking franchise, the organization restructuring will allow for a more effective development and marketing of the Bank's products and services to the consumer market segment, including better credit analysis, processing and risk monitoring.

The Bank has also streamlined its branch management and reporting systems to allow for a more effective and efficient operation and decision-making process. Our centralized, real-time on-line IT platform which was fully in place by 2003 has enabled the increasing centralization of credit analysis and processing at the Head Office level, more adequately staffed with qualified credit analysts including various industry specialists.This also allows for more efficient operations at the branch level, which could be better optimized for business development. In the future, aside from credit analysis and processing, centralization will also be implemented to other functions and processes such as risk management, automated L/C processing and on-line monitoring of treasury positions.

However, an organization is only as good as the people who runs it. In that regard, Bank Buana continues to strive to equip its employees with the necessary tools and skills to cope with the increasingly service-oriented, technologically-based business environment that we now find ourselves in. Altogether, Bank Buana spent more than Rp 11.07 billion in 2003 in various training and development programs involving technology and service excellence issues, as well as bank management and leadership. Out of the 169 internal and external trainings attended by Bank Buana's employee, approximately 35 was attended by members of the Board of Commissioners and Directors.

In all of our human resources development, Bank Buana continues to place a strong emphasis on building a pool of loyal and dedicated employees intent of pursuing long-term career goals within the mold of Bank Buana's working environment and culture.

The following tables give the composition of the Bank's staff based on grade and education as of December 31, 2003.

	Description	Personnel	%
I.	**Grade**		
	1. Executive Vice President	3	0.06
	2. Top Executive	47	0.92
	3. Middle Executive	961	18.92
	4. Staff and Non Staff	4,067	80.10
	Total	**5,078**	**100.00**
II.	**Education**		
	1. S2 (Master)	11	0.2
	2. S1 (Bachelor)	1,305	25.7
	3. Diploma	635	12.5
	4. Senior High School	3,127	61.6
	Total	**5,078**	**100.00**

- *Top Executives comprise Divisional Heads and Branch Managers*
- *Middle Executives comprise Deputy Divisional Heads, Deputy Branch Managers, Sub-Branch / Cash Office Managers, Deputy Sub-Branch Managers, Deputy Unit Heads, Section Heads and Special Officers*

Enhancing the Role of Treasury as a Profit Center



The Treasury Division carries out an important function in the Bank's liquidity, interest rate and exchange rate management. The division undertakes derivative transactions such as swap and forward transactions for hedging purposes on the Bank's foreign exchange-denominated placements as well as on various international trade finance services such as L/C transactions and fund transfers. Rigorous risk management practice is applied in order to anticipate and manage the possibility of risk arising from these derivatives transactions, including the setting of various trading objectives and limits.

The Treasury Division also functions as a profit center, generating fees from the provision of foreign exchange transactions carried out on behalf of the Bank's customers. In addition, with Bank Buana historically maintaining cash reserves in excess of its cash obligations over a considerable period of time, the Treasury Division is also engaged in various proprietary money market and marketable securities trading and placement activities, with respect to both liquidity management as well as investment returns.



While interest rates on Bank Indonesia Certificate has been steadily declining in the past couple of years, the Bank has been successful in seeking alternative treasury placements in order to maintain reasonable returns from its treasury funds. In 2003, gain made on treasury placements in money market as well as marketable securities amounted to Rp 763.53 billion, compared to Rp 1,106.38 billion in 2002. While fees earned on foreign exchange transactions reached a total of Rp 13.97 billion in 2003, compared to Rp 22.26 billion in the previous year. Total earnings from treasury-related transactions in 2003 amounted to Rp 15.09 billion, compared to Rp 49.20 billion in 2002.

Meanwhile, the increasing implementation of Bank Buana's centralized real-time and on-line IT platform in 2003 and in years to come, will also improve our treasury management to include such ability as real-time monitoring of treasury positions, automated L/C processing and centralized treasury, further enhancing the role of treasury as an important profit center within Bank Buana.

Social Responsibility

Bank Buana realizes that beyond the need to make a profit, a business also have to be beneficial to the environment and surrounding communities. The Bank accordingly has always been actively involved in various social and community affairs, as part of its activities as a banking institution.

A fine example is the Bank Buana Boxing Camp, established in Semarang back in 1982. Fully supported by Bank Buana through the provision of funds for training equipment and facilities as well as sponsorships in various boxing championship events, the Bank Buana Boxing Camp provides boxing training to its members, free of charge, and has acquired a name for itself through several of its professional boxers who made it to the top ranks of various national and international boxing championships. But more importantly perhaps, the Bank Buana Boxing Camp provides a means for youths to become involved in a positive activity through the sport of boxing as a way to keep healthy in body and mind.

Meanwhile, in a repeat program similar to that in previous years, Bank Buana in 2003 undertook another social charity activity in the form of visitation to some 15 elderly person homes and orphanages. The visits took place between the month of November and December 2003, purposely timed to coincide with the Lebaran and Christmas festivities, helping to bring cheers and joy to the senior citizens and children at the homes.

In addition to these visitations program around Lebaran and Christmas, for the past three years Bank Buana has also participated in the Idul Qurban festivities, distributing meat from the sacrificial animals to members of Bank Buana Employee Union and the poor in the surrounding communities.

Employees from various branch offices of Bank Buana took turns visiting the elderly person homes and orphanages, where they spent time to mingle and entertain the occupants. In addition, they also brought and distributed gift packages containing dry food and other household necessities, school equipment, and clothing articles. These are bought using specially allocated funds from Bank Buana, as well as the spontaneous contributions from the Bank's employees. In 2003, Bank Buana allocated a total of Rp 38.6 million for this social program.

As Bank Buana become more capable financially, the Bank plans to improve its social activity programs in future years, in terms of the scope, type and scale of activities conducted.

Financial Reviews

The following is a brief analysis of the results of operations and financial condition of PT Bank Buana Indonesia Tbk. ("The Bank") in fiscal year 2003. Corresponding financial data from 2002 are presented for comparison and analytical purposes.

RESULTS OF OPERATIONS

Net Income

The Bank booked Rp 221.85 billion of net income in fiscal year 2003, representing a decline of Rp 29.40 billion, or 11.70%, from net income of Rp 251.25 billion in 2002. The decline was mainly attributable to the decline in interest income from the Bank's marketable securities portfolio.

Main Profit and Loss Components

December 31 (in billion rupiah)	2003	2002	Growth	
	Rp	Rp	Rp	%
Interest income including fees and commissions on loans	1,559.22	1,727.27	(168.05)	(9.73)
Interest expenses including fees and commissions paid	(873.27)	(1,105.12)	231.85	20.98
Net interest income	685.95	622.15	63.80	10.25
Other operating income	89.90	137.62	(47.72)	(34.68)
Other operating expenses	(458.05)	(414.49)	(43.56)	(10.51)
Operating income - net	317.80	345.28	(27.48)	(7.96)
Non operational income and expenses	1.48	12.10	(10.62)	(87.77)
Net income before tax	319.28	357.38	(38.10)	(10.66)
Tax expenses	(97.43)	(106.13)	8.70	8.20
Net income	221.85	251.25	(29.40)	(11.70)

Interest Income

Interest income, including fees and provision income from loans, is derived from the Bank's outstanding loans, marketable securities, and placement and current account with other banks. In 2003, interest income amounted to Rp 1,559.22 billion, a decline of Rp 168.05 billion, or 9.73%, from Rp 1,727.27 billion in 2002.

Interest income from the Bank's marketable securities portfolios declined by Rp 334.36 billion, or 30.84%, to Rp 749.84 billion from Rp 1,084.20 billion in 2002. The significant decline mainly reflected the steadily declining interest rates on Bank Indonesia Certificate (SBI), which also declined from 81.56% to 57.66% of the Bank's investment in marketable securities. On the other hand, interest income from loan portfolios recorded a growth of Rp 167.74 billion, or 29.11%, from Rp 576.17 billion in 2002 to Rp 743.91 billion in 2003, reflecting increased loan disbursement during the year.

Interest Expenses

Interest expenses in 2003 amounted to Rp 873.27 billion, representing a decline of Rp 231.85 billion, or 20.98%, from Rp 1,105.12 billion in 2002, attributable to lower interest rates on deposits in 2003 compared to 2002. Interest paid on the Bank's third-party deposits, comprising current account, savings and time deposits, represented the bulk of interest expenses, and amounted to Rp 823.76 billion, or 94.33% of total interest expenses in 2003.

Net Interest Income

Net interest income in 2003 amounted to Rp 685.95 billion, an increase of Rp 63.80 billion, or 10.26%, from net interest income of Rp 622.15 billion in 2002. The ratio of net interest income to average earning assets increased to 5.48% in 2003, compared to 5.40% in 2002.

Table of Interest Revenue and Expenses

December 31 (in billion rupiah)	2003		2002		Growth	
	Rp	%	Rp	%	Rp	%
Interest Revenue						
Loans receivable	743.91	47.71	576.17	33.36	167.74	29.11
Placement with other banks	13.69	0.88	22.18	1.28	(8.49)	(38.28)
Marketable securities :	749.84	48.09	1,084.20	62.77	(334.36)	(30.84)
Bank Indonesia Certificate	597.70	38.33	863.40	49.99	(265.70)	(30.77)
Other Marketable securities	152.14	9.76	220.80	12.78	(68.66)	(31.10)
Demand deposits with other banks	0.25	0.02	0.52	0.03	(0.27)	(51.92)
Commissions	51.53	3.30	44.20	2.56	7.33	16.58
Total Interest Revenue	**1,559.22**	**100.00**	**1,727.27**	**100.00**	**(168.05)**	**(9.73)**
Interest Expenses						
Demand deposits	101.70	11.65	127.86	11.57	(26.16)	(20.46)
Saving accounts	313.07	35.85	385.05	34.84	(71.98)	(18.69)
Time deposits	408.99	46.83	535.90	48.49	(126.91)	(23.68)
Interbank borrowings - Call Money	20.28	2.32	29.17	2.64	(8.89)	(30.48)
Bank guarantee premium expenses	29.16	3.34	27.11	2.46	2.05	7.56
Others	0.07	0.01	0.03	0.00	0.04	133.33
Total Interest Expenses	**873.27**	**100.00**	**1,105.12**	**100.00**	**(231.85)**	**(20.98)**

Other Operating Income

Other operating income in 2003 amounted to Rp 89.90 billion, representing a decline of Rp 47.72 billion, or 34.68%, from Rp 137.62 billion in 2002. The major contributor to this decline was net gain from sale of marketable securities, which declined from Rp 38.15 billion in 2002 to Rp 4.02 billion in 2003.

Other Operating Expenses

Other operating expenses amounted to Rp 459.66 billion during 2003, increasing by Rp 38.34 billion, or 9.10%, from Rp 421.32 billion in 2002. The major components of other operating expenses were personnel expenses and general and administrative expenses, which accounted for 47.39% and 48.12%, respectively, of total other operating expenses in 2003.

Personnel expenses grew by Rp 6.83 billion, from Rp 211.03 billion in 2002 to Rp 217.86 billion in 2003, mostly attributable to the increase in employee wages and salaries.

General and administrative expenses increased by Rp 32.34 billion to Rp 221.18 billion, compared with Rp 188.84 billion in 2002, mainly reflecting increases in utility, maintenance and office supplies expenses in 2003.

Table of Other Operational Revenue

December 31 (in billion rupiah)	2003		2002		Growth	
	Rp	%	Rp	%	Rp	%
Other operational revenue						
Revenue from foreign currency transactions - net	13.97	15.54	22.26	16.18	(8.29)	(37.24)
Commissions and fees from non-credit transactions	41.67	46.35	35.33	25.67	6.34	17.95
Unrealized revenue from change in fair value of marketable securities held for trade - net	11.07	12.31	11.05	8.03	0.02	0.18
Gain from sale of marketable securities and on matured securities - net	4.02	4.47	38.15	27.72	(34.13)	(89.46)
Other revenue - net	19.17	21.33	30.83	22.40	(11.66)	(37.82)
Total other operational revenue	**89.90**	**100.00**	**137.62**	**100.00**	**(47.72)**	**(34.68)**
(Expense) Recovery of allowance for loss on loans and other earning assets - net	1.61		6.83		(5.22)	(76.43)
Other operational expenses						
Personnel	(217.86)	(47.39)	(211.03)	(50.09)	6.83	3.24
Building	(20.62)	(4.49)	(21.45)	(5.09)	(0.83)	(3.87)
General and Administrative	(221.18)	(48.12)	(188.84)	(44.82)	32.34	17.13
Total other operational expenses	**(459.66)**	**(100.00)**	**(421.32)**	**(100.00)**	**38.34**	**9.10**
Other operational revenue (Expenses) - net	**(368.15)**		**(276.87)**		**91.28**	**32.97**

FINANCIAL POSITION

As at year-end 2003, total assets of the Bank amounted to Rp 14,335.12 billion, while its total liabilities and shareholders' equity amounted to Rp 12,651.82 billion and Rp 1,683.30 billion, respectively.

Earning Assets

Total earning assets of the Bank amounted to Rp 13,164.45 billion as at year-end 2003, an increase of Rp 1,028.80 billion, or 8.48%, over earning assets of Rp 12,135.65 billion at year-end 2002.

Table of Earning Assets

December 31 (in billion rupiah)	2003		2002		Growth	
	Rp	%	Rp	%	Rp	%
Demand deposits with other banks	63.85	0.49	83.52	0.69	(19.67)	(23.55)
Placement with other banks	652.30	4.96	1,218.83	10.04	(566.53)	(46.48)
Marketable securities :	6,633.93	50.39	6,677.57	55.03	(43.64)	(0.65)
Bank Indonesia Certificate	3,825.22	29.06	5,445.97	44.88	(1,620.75)	(29.76)
Other Marketable securities	2,808.76	21.33	1,231.60	10.15	1,577.11	128.05
Marketable securities purchased under re-sell agreements	478.03	3.63	200.69	1.65	277.34	138.19
Loans receivable	5,336.34	40.53	3,955.04	32.59	1,381.30	34.93
Total	13,164.45	100.00	12,135.65	100.00	1,028.80	8.48

Loans

Total loans outstanding as at year-end 2003 amounted to Rp 5,336.34 billion, representing a significant increase of Rp 1,381.30 billion, or 34.93%, from Rp 3,955.04 billion a year earlier, mainly due to the strong growth of lending to the trading, restaurant and hotel sector as well as to the manufacturing sector. Total lending to these two sectors amounted to Rp 3,715.25 billion, or 69.62% of total loan outstanding as at year-end 2003.

Table of Loans Disbursement by Economic Sector

December 31 (in billion rupiah)	2003		2002		Growth	
	Rp	%	Rp	%	Rp	%
Agriculture and Agriculture Infrastructure	38.40	0.72	27.98	0.71	10.42	37.24
Mining	0.68	0.01	0.76	0.02	(0.08)	(10.53)
Manufacturing	1,229.10	23.03	1,015.62	25.68	213.48	21.02
Electricity, Gas and Water	3.12	0.06	0.76	0.02	2.36	310.53
Construction	124.50	2.33	96.82	2.45	27.68	28.59
Trading, Restaurant and Hotel	2,486.15	46.59	1,789.74	45.25	696.41	38.91
Transportation and Communications	168.91	3.17	143.29	3.62	25.62	17.88
Business Services	544.89	10.21	404.95	10.24	139.94	34.56
Social Services	51.13	0.96	43.04	1.09	8.09	18.80
Others	689.46	12.92	432.08	10.92	257.38	59.57
Total	5,336.34	100.00	3,955.04	100.00	1,381.30	34.93

The Bank offers a wide range of loan facilities to meet the different needs of its customers. With many of these being in the commercial segment, they have a need for an overdraft facility to handle their day-to-day payment transactions. As at year-end 2003, overdraft facilities amounted to Rp 2,809.88 billion, and accounting for 52.66% of the Bank's total loan outstanding.



Table of Loans Disbursement by Loan types

December 31 (in billion rupiah)	2003		2002		Growth	
	Rp	%	Rp	%	Rp	%
Current Account Overdrafts	2,809.88	52.66	2,093.69	52.94	716.19	34.21
Promissory Loans	198.57	3.72	145.80	3.69	52.77	36.19
Import Loans	30.53	0.57	30.20	0.76	0.33	1.09
Fixed Loans	205.51	3.85	168.93	4.27	36.58	21.65
Installment Loans	878.69	16.47	754.78	19.08	123.91	16.42
Housing Loans	397.29	7.44	285.06	7.21	112.23	39.37
Investment Loans	495.33	9.28	288.64	7.30	206.69	71.61
EXIM VI Loans	0.05	0.00	2.91	0.07	(2.86)	(98.28)
Vehicle Loans	267.71	5.02	138.73	3.51	128.98	92.97
Export Loans	24.50	0.46	34.99	0.88	(10.49)	(29.98)
Agriculture Loans	-	-	-	-	-	-
Multi Purpose Loans	9.34	0.17	3.31	0.08	6.03	182.18
Employee Loans	4.32	0.08	4.99	0.13	(0.67)	(13.43)
Apartment Loans	-	-	-	-	-	-
Syndicated Loans	0.83	0.02	1.05	0.03	(0.22)	(20.95)
Micro Business Loans	2.99	0.06	1.96	0.05	1.03	52.55
Credit Card	10.80	0.20	-	-	10.80	-
Total	**5,336.34**	**100.00**	**3,955.04**	**100.00**	**1,381.30**	**34.93**

Working capital loans accounted for 77.54% of the Bank's total loan outstanding, amounting to Rp 4,137.56 billion as at year-end 2003. This represented an increase of Rp 873.76 billion over the amount a year earlier.

Table of loans Disbursement by Usage

December 31 (in billion rupiah)	2003		2002		Growth	
	Rp	%	Rp	%	Rp	%
Working Capital	4,137.56	77.54	3,263.81	82.52	873.76	26.77
Investment	509.31	9.54	259.14	6.55	250.17	96.54
Consumption	689.46	12.92	432.09	10.93	257.37	59.56
Total	**5,336.34**	**100.00**	**3,955.04**	**100.00**	**1,381.30**	**34.92**

Third-Party Funding

Total third-party funds as at year-end 2003 amounted to Rp 12,304.72 billion, which represented an increase of Rp 854.49 billion, or 7.46%, over the amount a year earlier at Rp 11,450.23 billion. The largest increase, in nominal amount, was registered by savings accounts by Rp 431.00 billion. Time deposits, however, still accounts for the largest component at 39.08% of the Bank's total third party funds.

Table of Composition and Total Third-Party Account

December 31 (in billion rupiah)	2003		No. of Account	2002		No. of Account
	Rp	%		Rp	%	
Demand Deposit	3,148.25	25.59	29,654	2,966.84	25.91	29,770
Savings Account	4,347.16	35.33	153,214	3,916.16	34.20	144,858
Time Deposit	4,809.31	39.08	40,783	4,567.23	39.89	42,642
Total	**12,304.72**	**100.00**	**223,651**	**11,450.23**	**100.00**	**217,270**

Equity

Total shareholders' equity as at year-end 2003 amounted to Rp 1,683.30 billion, which represented an increase of Rp 409.72 billion over the amount a year earlier. The increase in equity was mainly due to result of Rights Issue II of Rp 186.12 billion as well as from accumulated net income in 2003 of Rp 221.85 billion.

BANK SOUNDNESS

The banking sector in Indonesia is regulated by Bank Indonesia as the central bank which, among other things, determines the level of soundness of bank operations in terms of capital adequacy, earning asset quality, legal lending limit, net open position and liquidity level.

Capital Adequacy

In 2003, the increase in the Bank's risk-weighted assets corresponding to its loan portfolio growth during the year was matched on the other hand by the increase in its paid-in capital as a result of the Bank's Rights Issue II conducted in 2003. Consequently, the Bank had a capital adequacy ratio (CAR) of 22.32% as at year-end 2003, relatively unchanged from its position of 22.34% a year earlier.

Table of CAR Calculation and Breakdown

December 31 (in billion rupiah)	2003 Rp	2002 Rp	Growth Rp
Tier I Capital			
Paid-up Capital	1,247.03	744.49	502.54
Additional paid-up capital - net	91.83	165.77	(73.94)
Differences in value of restructuring transactions with entities under common control	(6.22)	(6.22)	-
Unrealized gain (loss) on increase (decrease) in market value of marketable securities available for sale	4.97	1.70	3.27
General reserve	20.00	13.00	7.00
Previous years net income	(12.36)	0.30	(12.66)
Current year income - net	91.46	121.57	(30.11)
Subtotal	**1,436.71**	**1,040.61**	**396.10**
Tier II Capital			
Revaluation increment on fixed assets	103.28	103.28	-
Allowance for possible losses on earning assets	74.60	67.49	7.11
Borrowed capital	-	-	-
Subordinated loans	-	-	-
Subtotal	**177.88**	**170.77**	**7.11**
Total Capital (Tier I and Tier II)	**1,614.59**	**1,211.38**	**403.21**
Long-term investments	(0.33)	(0.89)	0.56
Total capital	1,614.26	1,210.49	403.77
Total Risk Weighted Assets	7,231.70	5,417.51	1,814.19
CAR (Bank)	22.32%	22.34%	-
Percentage of Tier-I capital	19.87%	19.21%	-
CAR (BI requirement)	8.00%	8.00%	-

Earning Asset Quality

As at year-end 2003, provision for possible losses on earning asset amounted to Rp 90.31 billion, which accounted for 0.69% of total earning assets. The amount for 2002 were Rp 75.27 billion which was equivalent to 0.62% of total earning assets.

Table of Loan Quality Classification

December 31 (in billion rupiah)	2003		2002	
	Rp	%	Rp	%
Current	5,055.28	94.73	3,787.40	95.76
Special Mention	235.22	4.41	137.85	3.49
Substandard	25.62	0.48	18.91	0.48
Doubtful	11.65	0.22	1.38	0.03
Loss	8.57	0.16	9.50	0.24
Total	**5,336.34**	**100.00**	**3,955.04**	**100.00**
Total Non Performing Loan	45.84		29.80	
NPL ratio	0.86%		0.75%	

The amount of non-performing loans (substandard, doubtful and loss categories) was Rp 45.84 billion as at year-end 2003, or 0.86% of the total loan portfolio. In 2002, the Bank's NPL ratio was 0.75%. For both years, the ratios were well below Bank Indonesia's requirement of maximum 5% of non-performing loan after provision to the total loan portfolio.

Table of Allowance for Possible Losses on Loans

December 31 (in billion rupiah)	2003	2002
	Rp	Rp
Beginning balance	(47.82)	(75.63)
Provision during the year	(2.52)	4.40
Loans written off	1.33	28.20
Recovery of loans previously written off	(19.54)	(5.07)
Exchange rate difference	0.04	0.28
Balance at end of year	(68.51)	(47.82).

The balance of loan loss allowance of Rp 68.51 billion represented 1.28% of total loan outstanding as at year-end 2003, compared to 1.21% in 2002.

Legal Lending Limit

In loan disbursement activities to the retail and medium scale businesses, the Bank has always stayed within the stipulated limits of 20% and 10% of total capital for unaffiliated parties and affiliated parties, respectively. The largest loan to debtor group was Rp 66.84 billion, or only 1.25% of total loan portfolio and 4.14% of total capital. Meanwhile, loans to affiliated parties, including to employees of the Bank, accounted for only 1.22% of the Bank's total loan disbursement and 4.03% of total capital as at year-end 2003.

Table of Major Loans Disbursed

(in billion rupiah)	Group Debtor			Individual Debtor		
No	Loans Outstanding (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)	Loans Outstanding (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)
1	66.84	79.52	4.93	37.75	39.81	2.47
2	65.42	72.00	4.46	14.97	15.12	0.94
3	70.14	70.14	4.34	13.34	13.45	0.83
4	49.78	53.55	3.32	10.07	10.07	0.62
5	45.80	46.08	2.85	9.46	10.06	0.62
6	42.12	42.13	2.61	0.00	10.00	0.62
7	37.76	39.81	2.47	9.39	9.83	0.61
8	0.00	36.00	2.23	4.45	9.45	0.59
9	31.57	31.97	1.98	3.96	9.06	0.56
10	29.61	30.71	1.90	6.03	8.99	0.56
11	26.85	30.41	1.88	8.72	8.72	0.54
12	26.79	30.37	1.88	8.52	8.66	0.54
13	29.74	29.74	1.84	1.98	7.92	0.49
14	21.89	28.90	1.79	7.70	7.77	0.48
15	24.26	27.66	1.71	7.63	7.77	0.48
16	24.98	25.29	1.57	5.86	7.64	0.47
17	20.21	25.05	1.55	6.68	7.60	0.47
18	23.73	24.35	1.51	6.31	7.56	0.47
19	22.42	24.25	1.50	0.00	7.00	0.43
20	20.84	22.36	1.39	6.95	6.95	0.43
Total	**680.74**	**770.29**		**169.76**	**213.42**	

Net Open Position

As at year-end 2003, the Bank's Net Open Position was Rp 11.49 billion, or 0.71% of equity in nominal amount, compared to the corresponding position at year-end 2002 of 1.30% of equity, both of which were below the maximum level of 20% set by Bank Indonesia.

Liquidity

As at year-end 2003, the Bank had liquidity reserves of Rp 4,633.66 billion, comprising Rp 141.35 billion in cash and cash equivalent, Rp 667.09 billion in demand deposit placements with Bank Indonesia and with other banks, and Rp 3,825.22 billion in Bank Indonesia Certificates (SBI). These liquid reserves represented 37.66% of the Bank's third-party funds at year-end 2003. The Bank's total demand deposit placement with Bank Indonesia of Rp 603.24 billion has complied with Bank Indonesia's requirement of 5% and 3% of total deposit in Rupiah and Foreign Exchange, respectively.

Signatures of the Board of Commissioners

R. Rachmad Chairman	
Lukito Winarto Commissioner	
Wimpie Wirja Surja Commissioner	
Soetadi Limin Commissioner	

Signatures of the Board of Directors

Jimmy Kurniawan Laihad President Director	
Aris Janasutanta Sutirto Director	
Eddy Muljanto Director	
Pardi Kendy Director	
Safrullah Hadi Saleh Director	
Soehadie Tansol Director	

Auditor Report

PT BANK BUANA INDONESIA Tbk
FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2003
WITH COMPARATIVE FIGURES FOR 2002 AND 2001

Table of Contents

	Page
Independent Auditors' Report	
Balance Sheets	1 - 4
Statements of Income	5 - 6
Statements of Changes in Equity	7 - 8
Statements of Cash Flows	9 - 10
Notes to Financial Statements	11 - 79

****

ERNST & YOUNG

Prasetio, Sarwoko & Sandjaja
Wisma 46, Kota BNI
Levels 25-28 & 30-31
Jl. Jend. Sudirman Kav. 1
Jakarta 10220, Indonesia

Phone: (62-21) 575 7999
Fax: (62-21) 574 4521
www.ey.com

This report is originally issued in Indonesian language.

Independent Auditors' Report

Report No. RPC-1788

The Shareholders, Boards of Commissioners and Directors
PT Bank Buana Indonesia Tbk

We have audited the balance sheet of PT Bank Buana Indonesia Tbk ("Bank") as of December 31, 2003, and the related statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PT Bank Buana Indonesia Tbk for the years ended 2002 and 2001, were audited by other independent auditors, whose report dated on February 7, 2003, expressed an unqualified opinion on those statements, with an explanatory paragraph regarding the effects of the economic conditions in Indonesia on the Bank.

We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Bank Buana Indonesia Tbk as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in Indonesia.

Note 43 to the financial statements includes a summary of the effects of the economic conditions in Indonesia have had on the Bank. The accompanying financial statements include the effects of the economic conditions to the extent they can be determined and estimated.

ERNST & YOUNG

This report is originally issued in Indonesian language.

We have issued the independent auditors' report No. RPC-1418/02, dated January 29, 2004, on the Bank's financial statements for the year ended December 31, 2003. In connection with the Bank's plan to issue subordinated bond I as discussed in Note 44, the Bank reissued the financial statements for the years ended December 31, 2003, 2002 and 2001 with certain changes and additional disclosures in the notes to the financial statements.

PRASETIO, SARWOKO & SANDJAJA

Drs. Iman Sarwoko
Public Accountant License No. 98.1.0359

March 29, 2004

The accompanying financial statements are not intended to present the financial position, results of operations, changes in the shareholders' equity and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS
December 31, 2003
With comparative figures for 2002 and 2001
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002	2001
ASSETS				
CASH	2a, 3	141,346	220,307	122,671
CURRENT ACCOUNTS WITH BANK INDONESIA	2a, 4	603,243	548,923	518,880
CURRENT ACCOUNTS WITH OTHER BANKS	2a, 2d, 2k, 5	63,850	83,516	88,167
Allowance for possible losses		(661)	(835)	(882)
Net		63,189	82,681	87,285
PLACEMENTS WITH OTHER BANKS	2e, 2k, 6	652,297	1,218,831	1,049,680
Allowance for possible losses		(6,523)	(12,188)	(10,497)
Net		645,774	1,206,643	1,039,183
SECURITIES	2f, 2k, 7			
Trading		979,305	925,042	756,917
Available-for-sale				
Related parties	2b, 36	2,250	1,882	-
Third parties		29,498	38,180	29,171
Held-to-maturity		5,622,875	5,712,468	5,495,237
Total securities		6,633,928	6,677,572	6,281,325
Allowance for possible losses		(9,810)	(12,351)	(8,188)
Net		6,624,118	6,665,221	6,273,137
SECURITIES UNDER RESELL AGREEMENT	2g, 2k, 8	478,031	200,688	1,180,453
Allowance for possible losses		(4,811)	(2,070)	(12,021)
Net		473,220	198,618	1,168,432
DERIVATIVE RECEIVABLES	2h, 2k, 9	2,550	1,420	2,380
Allowance for possible losses		(23)	(14)	(24)
Net		2,527	1,406	2,356

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2003
With comparative figures for 2002 and 2001
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002	2001
LOANS	2i, 2k, 10, 17, 18			
Related parties	2b, 36	65,012	79,546	37,216
Third parties		5,271,324	3,875,496	2,660,272
Total loans		5,336,336	3,955,042	2,697,488
Allowance for possible losses		(68,508)	(47,824)	(75,627)
Net		5,267,828	3,907,218	2,621,861
ACCEPTANCES RECEIVABLES	2j, 2k, 11			
Related parties	2b, 36	-	2,123	738
Third parties		18,403	14,114	16,121
Total acceptances receivables		18,403	16,237	16,859
Allowance for possible losses		(184)	(162)	(169)
Net		18,219	16,075	16,690
INVESTMENTS IN SHARES OF STOCK	2k, 2l, 12	389	889	7,889
Allowance for possible losses		(66)	(71)	(79)
Net		323	818	7,810
DEFERRED TAX ASSETS - Net	2v, 20	9,608	12,919	4,791
PREMISES AND EQUIPMENT	2b, 2m, 13, 24, 36			
Carrying value		503,528	457,938	399,779
Accumulated depreciation		(181,742)	(141,192)	(100,184)
Net Book Value		321,786	316,746	299,595
OTHER ASSETS	2n, 2o, 14			
Related parties	2b, 25, 36	50,087	8,327	165
Third parties		117,149	98,749	111,245
Total other assets		167,236	107,076	111,410
Allowance for decline in value		(3,293)	(3,293)	-
Net		163,943	103,783	111,410
TOTAL ASSETS		**14,335,124**	**13,281,358**	**12,274,101**

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2003
With comparative figures for 2002 and 2001
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002	2001
LIABILITIES AND EQUITY				
LIABILITIES				
CURRENT LIABILITIES	15	62,606	64,331	51,622
DEPOSITS				
Demand deposits	2q, 10, 16			
Related parties	2b, 36	169,340	171,200	154,770
Third parties		2,978,912	2,795,646	2,925,118
Total demand deposits		3,148,252	2,966,846	3,079,888
Saving deposits	2q, 10, 17			
Related parties	2b, 36	33,597	33,732	16,420
Third parties		4,313,567	3,882,427	3,861,028
Total saving deposits		4,347,164	3,916,159	3,877,448
Time deposits	2q, 10, 18			
Related parties	2b, 36	225,443	143,614	65,901
Third parties		4,583,857	4,423,596	3,931,198
Total time deposits		4,809,300	4,567,210	3,997,099
Certificates of deposits - Net	2q	9	19	19
Total Deposits		12,304,725	11,450,234	10,954,454
DEPOSITS FROM OTHER BANKS	2q, 19			
Related parties	2b, 36	-	-	293
Third parties		102,431	285,467	14,180
Total deposits from other banks		102,431	285,467	14,473
TAXES PAYABLE	2v, 20	17,684	42,845	62,986
DERIVATIVE LIABILITIES	2h, 9	75	2,200	2,659
ACCRUED EXPENSES	2r	22,543	27,202	34,381

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
December 31, 2003
With comparative figures for 2002 and 2001
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002	2001
ACCEPTANCE LIABILITIES	2j, 11	18,403	16,237	16,859
FUND BORROWINGS	21	41,226	56,484	67,106
ESTIMATED LOSSES ON COMMITMENTS AND CONTIGENCIES	2k, 33	2,650	2,005	2,382
OTHER LIABILITIES	2u, 34	79,480	60,777	38,333
Total Liabilities		12,651,823	12,007,782	11,245,255
EQUITY				
Share capital - Rp 250 par value in 2003 and 2002, and Rp 500 par value in 2001 Authorized - 7,200,000,000 shares in 2003 and 2002, and 1,800,000,000 shares in 2001 Issued and fully paid - 4,988,112,000 shares in 2003, 2,977,976,810 shares in 2002 and 970,000,000 shares in 2001	22	1,247,028	744,494	485,000
Additional paid-in capital	2p, 23	91,827	165,772	23,567
Revaluation increment on premises and equipment	2m, 24	103,280	103,280	103,280
Difference in value of transactions with entities under common control	2c, 26	(6,220)	(6,220)	(6,220)
Unrealized gains from the change in the fair value of available-for-sale securities	2f, 7	4,971	1,697	322
Retained earnings				
Appropriated	27	20,000	13,000	10,000
Unappropriated		222,415	251,553	412,897
Total Equity		1,683,301	1,273,576	1,028,846
TOTAL LIABILITIES AND EQUITY		14,335,124	13,281,358	12,274,101

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME
Year ended December 31, 2003
With comparative figures for the years ended December 31, 2002 and 2001
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2003	2002	2001
INCOME AND EXPENSES FROM OPERATIONS				
Interest Income				
Interest	2b, 2r, 28, 36	1,507,695	1,683,068	1,634,362
Fees and commissions	2s	51,529	44,205	35,217
Total Interest Income		1,559,224	1,727,273	1,669,579
Interest Expense	2b, 2r, 29, 36	873,274	1,105,127	1,027,919
Interest Income - Net		685,950	622,146	641,660
Other Operating Income				
Administration fees and commissions	2s	41,665	35,327	25,646
Gains from foreign currency transactions - net	2h, 2t	13,970	22,261	29,258
Gains from changes in the fair value of trading securities - net	2f, 7	11,071	11,051	-
Gains on securities sold and matured	2f, 7	4,025	38,148	-
Reversal of allowance for decline in value of foreclosed assets		-	-	35,671
Others	12	19,173	30,835	17,106
Total Other Operating Income		89,904	137,622	107,681
Reversal of Allowance (Provision) for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contigencies	2k	1,609	6,830	(36,827)
Other Operating Expenses				
General and administrative	2b, 13, 30, 36	221,183	188,846	146,311
Salaries and employees' benefits	2b, 2u, 31, 34, 36	217,858	211,025	179,374
Building expenses	2b, 13, 36	20,620	21,452	24,033
Loss from foreign currency transactions - net	2f, 7	-	-	6,154
Total Other Operating Expenses		459,661	421,323	355,872
INCOME FROM OPERATIONS		317,802	345,275	356,642

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME (continued)
Year ended December 31, 2003
With comparative figures for the years ended December 31, 2002 and 2001
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2003	2002	2001
NON-OPERATING INCOME (EXPENSES) - NET				
Gain on sale of premises and equipment - net	13	2,376	10,736	2,812
Others		(896)	1,364	296
Non-Operating Income - Net		1,480	12,100	3,108
INCOME BEFORE TAX EXPENSE (BENEFIT)		319,282	357,375	359,750
TAX EXPENSE (BENEFIT)	2v, 20			
Current		94,119	114,255	105,638
Deferred		3,311	(8,128)	(5,788)
Total Tax Expense		97,430	106,127	99,850
NET INCOME		221,852	251,248	259,900
BASIC EARNINGS PER SHARE	2w	61	90	96

These financial statements are originally issued in Indonesian language.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CHANGES IN EQUITY
Year ended December 31, 2003
With comparative figures for the years ended December 31, 2002 and 2001
(Expressed in millions of Rupiah)

	Notes	Issued and Fully Paid - Share Capital	Additional Paid-in Capital	Revaluation Increment on Premises and Equipment	Difference in Value of Transactions with Entities under Common Control	Unrealized Gains from Changes in the Fair Value of Available-for-Sale Securities	Retained Earnings		Total Equity
							Appropriated	Unappropriated	
Balance, January 1, 2001		485,000	23,567	-	(6,220)	(112)	2,000	192,037	696,272
Cash dividends declared	25	-	-	-	-	-	-	(31,040)	(31,040)
Appropriated retained earnings	27	-	-	-	-	-	8,000	(8,000)	-
Revaluation increment on premises and equipment	13, 24	-	-	103,280	-	-	-	-	103,280
Net income		-	-	-	-	-	-	259,900	259,900
Unrealized gains from changes in the fair value of the available-for-sale securities	2f, 7	-	-	-	-	434	-	-	434
Balance, December 31, 2001		**485,000**	**23,567**	**103,280**	**(6,220)**	**322**	**10,000**	**412,897**	**1,028,846**
Cash dividends declared	25	-	-	-	-	-	-	(129,980)	(129,980)
Appropriated retained earnings	27	-	-	-	-	-	3,000	(3,000)	-
Stock dividends	1c, 22, 23	111,845	167,767	-	-	-	-	(279,612)	-
Bonus stocks	1c, 22, 23	23,567	(23,567)	-	-	-	-	-	-
Issuance of share capital through Limited Public Offering I	1c, 22	124,082	-	-	-	-	-	-	124,082
Share issuance costs related to Limited Public Offering I	2p, 23	-	(1,995)	-	-	-	-	-	(1,995)
Net income		-	-	-	-	-	-	251.248	251,248

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CHANGES IN EQUITY (continued)
Year ended December 31, 2003
With comparative figures for the years ended December 31, 2002 and 2001
(Expressed in millions of Rupiah)

	Notes	Issued and Fully Paid - Share Capital	Additional Paid-in Capital	Revaluation Increment on Premises and Equipment	Difference in Value of Transactions with Entities under Common Control	Unrealized Gains from Changes in the Fair Value of Available-for-Sale Securities	Retained Earnings		Total Equity
							Appropriated	Unappropriated	
Unrealized gains from changes in the fair value of the available-for-sale securities	2f, 7	-	-	-	-	1,375	-	-	1,375
Balance, December 31, 2002		**744,494**	**165,772**	**103,280**	**(6,220)**	**1,697**	**13,000**	**251,553**	**1,273,576**
Cash dividends declared	25	-	-	-	-	-	-	(75,640)	(75,640)
Appropriated retained earnings	27	-	-	-	-	-	7,000	(7,000)	-
Issuance of share capital through Limited Public Offering II	1c, 22, 23	186,124	81,894	-	-	-	-	-	268,018
Share issuance costs related with Limited Public Offering II	2p, 23	-	(7,779)	-	-	-	-	-	(7,779)
Bonus stocks	1c, 22, 23	239,887	(239,887)	-	-	-	-	-	-
Stock dividends	1c, 22, 23	76,523	91,827	-	-	-	-	(168,350)	-
Net income		-	-	-	-	-	-	221,852	221,852
Unrealized gains from changes in the fair value of the available-for-sale securities	2f, 7	-	-	-	-	3,274	-	-	3,274
Balance, December 31, 2003		**1,247,028**	**91,827**	**103,280**	**(6,220)**	**4,971**	**20,000**	**222,415**	**1,683,301**

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS
Year ended December 31, 2003
With comparative figures for the years ended December 31, 2002 and 2001
(Expressed in millions of Rupiah)

	Notes	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Interest, fees and commissions received		1,592,432	1,719,492	1,653,037
Other operating income received		75,767	83,580	62,363
Receipts from loans previously written-off		19,541	4,171	10,860
Receipts from sale of foreclosed assets		3,560	15,832	35,767
Receipts from (payments of) non-operating transactions - net		(944)	548	296
Payments of income tax		(97,286)	(151,232)	(94,746)
Payments of other operating expenses		(415,047)	(386,014)	(312,966)
Payments of interest		(877,933)	(1,112,306)	(1,022,273)
Changes in operating assets and liabilities:				
Decrease (increase) in operating assets:				
Placements with other banks		566,534	(169,152)	(170,655)
Trading securities		(39,167)	(118,926)	(531,313)
Securities under resell agreement		(274,428)	1,000,000	(700,000)
Derivative receivables		(1,130)	960	39
Loans		(1,384,917)	(1,285,757)	(890,132)
Other assets		(20,108)	(2,036)	12,091
Increase (decrease) in operating liabilities:				
Current liabilities		(1,725)	12,709	(6,191)
Deposits:				
Demand deposits		181,406	(113,042)	654,378
Saving deposits		431,005	38,710	16,896
Time deposits		242,090	570,112	695,493
Certificates of deposits		(10)	-	(10)
Deposits from other banks		(183,036)	270,994	5,787
Taxes payable		(21,994)	16,837	(1,784)
Derivative liabilities		(2,125)	(460)	2,659
Other liabilities		(17,419)	14,017	(1,189)
Net Cash Provided by (Used in) Operating Activities		**(224,934)**	**409,037**	**(581,593)**

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS (continued)
Year ended December 31, 2003
With comparative figures for the years ended December 31, 2002 and 2001
(Expressed in millions of Rupiah)

	Notes	2003	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Sale (purchase) of available-for-sale and held-to-maturity securities		101,181	(226,746)	730,309
Proceeds from sale of premises and equipment	13	5,237	17,021	5,600
Proceeds from sale of investments in shares of stock	12	1,470	20,530	-
Acquisition of premises and equipment	13	(52,516)	(67,226)	(79,637)
Net Cash Provided by (Used in) Investing Activities		**55,372**	**(256,421)**	**656,272**
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of share capital	22	268,018	124,082	-
Decrease in fund borrowings		(15,258)	(10,622)	(72,321)
Payment of cash dividends	25	(117,890)	(129,980)	(31,040)
Payment of share issuance costs related with Limited Public Offering II	23	(7,779)	(1,995)	-
Net Cash Provided by (Used in) Financing Activities		**127,091**	**(18,515)**	**(103,361)**
Effect of foreign exchange rate changes on cash and cash equivalents		(1,836)	(11,073)	10,896
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**(44,307)**	**123,028**	**(17,786)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		852,746	729,718	747,504
CASH AND CASH EQUIVALENTS AT END OF YEAR		**808,439**	**852,746**	**729,718**
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR				
Cash	3	141,346	220,307	122,671
Current accounts with Bank Indonesia	4	603,243	548,923	518,880
Current accounts with other banks	5	63,850	83,516	88,167
Total		**808,439**	**852,746**	**729,718**
NON-CASH ACTIVITIES				
Foreclosed assets		2,290	11,932	2,073

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

1. GENERAL

a. The Establishment of the Bank and General Information

PT Bank Buana Indonesia Tbk (the "Bank") was established in Indonesia based on the Notarial Deed No. 150 of Eliza Pondaag, S.H. dated August 31, 1956. The Deed of Establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. J.A 5/78/4 dated October 24, 1956, as registered at the Jakarta Court of Justice under No. 1811 on October 27, 1956, and was published in the State Gazette No. 96, Supplement No. 1243.

The Bank's Articles of Association has been amended several times, most recently by Notarial Deed No. 9 of Fathiah Helmi, S.H., dated November 5, 2003, concerning the increase of issued and fully paid share capital through distribution of bonus stocks and stock dividends (see Note 22). The amendments of the Articles of Association were approved by the Ministry of Justice and Human Rights of the Republic of Indonesia in its Decision Letter No. C-27357 HT.01.04.TH 2003 dated November 14, 2003. The amendments of the Articles of Association were also registered under Company Registration No. 4553/RUB.09-02/XII/2003 at the office of Industry and Trade in West Jakarta dated December 10, 2003.

Based on the Article 3 of the Bank's Articles of Association, the Bank is engaged in general banking activities. The Bank was granted a license to conduct general banking activities based on the Decision Letter of Ministry of Finance of the Republic of Indonesia No. 203443/U.M/II dated October 15, 1956. The Bank was also granted a license to conduct foreign exchange activities based on the Decision Letter of Bank Indonesia No. 9/39/Kep/Dir/UD dated July 22, 1976.

The Bank's head office is located at Jl. Gajah Mada No. 1A, Jakarta. As of December 31, 2003, the Bank had one operational head office, one non-operational head office, 31 branches, 132 sub-branches and six cash offices; all of which are located in Indonesia.

b. The Bank's Initial Public Offering

In June 2000, the Bank made an initial public offering of its 194,000,000 shares with par value of Rp 500 per share at the offering price of Rp 700 per share. On June 27, 2000, in accordance with the Letter of the Capital Market Supervisory Agency (BAPEPAM) No. S-1544/PM/2000, the Bank's Registration Statement for the initial public offering became effective and on July 28, 2000, the shares were listed on the Jakarta Stock Exchange (BEJ) and the Surabaya Stock Exchange (BES).

The registration of founders' shares and shares issued during the initial public offering of 960,300,000 shares (after deducting 1% or 9,700,000 of shares owned by PT Sari Dasa Karsa, the majority founder shareholder) was approved by BEJ and BES, based on their Letter No. S-2193/BEJ.EEM/07-2000 dated July 25, 2000 and Letter No. 006/EMT/LIST/BES/VII/2000 dated July 18, 2000, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

1. GENERAL (continued)

c. Share Transactions after Initial Public Offering

Since the Bank's initial public offering in June 2000, the Bank has entered into several share capital transactions based on corporate actions as summarized below (see Note 22):

Date	Descriptions	Outstanding Shares After the Transaction
March 28, 2002	Distribution of bonus stocks and stock dividends by capitalizing the additional paid-in capital from the Bank's initial public offering and part of retained earnings representing 47,133,917 and 223,689,754 shares, respectively	1,240,823,671
August 23, 2002	Limited Public Offering I	1,488,988,405
November 25, 2002	Stock split from Rp 500 par value per share to Rp 250 par value per share	2,977,976,810
April 23, 2003	Limited Public Offering II	3,722,471,012
August 22, 2003	Distribution of bonus stocks and stock dividends by capitalizing the additional paid in capital from the distribution of stock dividends in 2002 and Limited Public Offering II and part of retained earnings representing 959,549,650 and 306,091,338 shares, respectively	4,988,112,000

d. Commissioners, Directors and Employees

Based on the General Shareholders' Meeting held on March 28, 2003, as registered through Notarial Deed No. 43 of Fathiah Helmi, S.H., the Bank's Commissioners and Directors as of December 31, 2003 were as follows:

President Commissioner	:	R. Rachmad
Commissioner	:	Lukito Winarto
Commissioner	:	Wimpie Wirja Surja
Commissioner	:	Soetadi Limin
President Director	:	Jimmy Henricus Kurniawan Laihad
Director	:	Aris Janasutanta Sutirto
Director	:	Eddy Muljanto
Director	:	Pardi Kendy
Director	:	Safrullah Hadi Saleh
Compliance Director	:	Soehadi Tansol

The Bank had approximately 5,078, 4,896 and 4,668 employees (unaudited) as of December 31, 2003, 2002 and 2001, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statements

The financial statements are prepared on the historical cost basis of accounting, except for securities classified as trading and available-for-sale, as well as derivative receivables and liabilities which are stated at fair value, foreclosed assets which are stated at net realizable value, and certain premises and equipment which have been revalued based on Government regulations.

The financial statements are prepared in accordance with the Statement of Financial Accounting Standards (PSAK) No. 31, "Accounting for Banking" (Revision 2000), issued by the Institute of Indonesian Accountants (IAI), and the Accounting Guidelines for Indonesian Banking (PAPI) issued by Bank Indonesia and IAI in June 2001.

The financial statements are prepared on accrual basis, except for interest income on non-performing earning assets which are recognized upon actual cash collections. The statements of cash flows present the receipts and payments of cash and cash equivalents classified into operating, investing and financing activities using direct method. Cash flows from operating activities are presented in compliance with the chairman of the Capital Market Supervisory Agency's (BAPEPAM) Decision Letter No. Kep-06/PM/2000 dated March 13, 2000 on the Amendment of Rule No. VIII.G.7, "Guidelines in the Presentation of Financial Statements". For purposes of presentation in the statements of cash flows, cash and cash equivalents consist of cash, current accounts with Bank Indonesia and current accounts with other banks which are not pledged as collateral.

The reporting currency used in the financial statements is the Indonesian Rupiah.

b. Transactions with Related Parties

The Bank has transactions with certain parties which have related party relationships as defined under PSAK No. 7, "Related Party Disclosures", as follows:

(1) Enterprises that, through one or more intermediaries, control or are controlled by, or are under common control with, the reporting enterprise (including holding companies, subsidiaries and fellow subsidiaries).

(2) Associated companies.

(3) Individuals owning, directly or indirectly, an interest in the voting power of the reporting enterprise that gives them significant influence over the enterprise, and close members of the family of any such individuals (close members of a family are defined as those members who are able to exercise influence or can be influenced by such individuals, in conjunction with their transactions with the reporting enterprise).

(4) Key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the reporting enterprise, including commissioners, directors and managers of the enterprise and close members of the families of such individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b. Transactions with Related Parties (continued)

(5) Enterprises, in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (3) or (4), above or over which such a person is able to exercise significant influence. This definition includes enterprises owned by the commissioners, directors or major shareholders of the reporting enterprise and enterprises that have a member of key management in common with the reporting enterprise.

All significant transactions with related parties are disclosed in the notes to the financial statements.

c. Transactions with Entities under Common Control

Assets acquired from or sold to related parties in relation with the restructuring of entities under common control are accounted for similar to that used in pooling-of-interest accounting, which is based on the net book value of assets recorded in the entities which sell the assets.

The difference between the acquisition price/selling price and net book value is recorded as a separate component of the equity.

d. Current Accounts with Other Banks

Current accounts with other banks are stated at their respective outstanding balance, net of allowance for possible losses.

e. Placements with Other Banks

Placements with other banks are stated at their respective outstanding balance, net of allowance for possible losses.

f. Securities

Securities are classified in compliance with PSAK No. 50, "Accounting for Certain Investments in Debt and Equity Securities". Based on PSAK No. 50, securities are classified into three categories which consist of trading, available-for-sale, and held-to-maturity securities.

Trading and available-for-sale securities are stated at fair value. The difference between the fair value and acquisition cost of trading securities, realized or unrealized is recognized as gain or loss in the statements of income in the related year. The unrealized difference between the fair value and the acquisition cost of available-for-sale securities is presented as a separate component of the equity and recognized in the statements of income when the securities are sold.

Held-to-maturity securities are stated at acquisition cost, net of amortization of premiums or discounts. The decline in fair value below the acquisition cost (including amortization of premiums or discounts), which is determined other than temporary, is recorded as a permanent decline in investment value and charged to the statements of income for the related year.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Securities (continued)

As of December 31, 2003, 2002 and 2001, the fair values of government bonds and private bonds classified as trading securities were determined based on fair values published by BES at December 30, 2003, December 27, 2002 and December 28, 2001, respectively.

The fair values of investment in mutual fund units as of December 31, 2003, 2002 and 2001 were determined based on the net assets value published by BES as at December 30, 2003, December 27, 2002 and December 28, 2001, respectively.

g. Securities Under Resell Agreement

Securities under a resell agreement are stated at resell price of the securities, net of the related unrealized interest income. The unrealized interest income is recognized as interest income based on the period of contract.

h. Derivative Receivables and Liabilities

Based on PSAK No. 55, "Accounting for Derivative Instruments and Hedging Activities", all of the Bank's derivative receivables and liabilities represent unrealized gains or losses from contract derivative for trading and for hedging of the Bank's operating activities purposes. The unrealized gains or losses represent the difference between contract value and fair value of the derivative instruments as of balance sheet date, which is determined based on the exchange rate from Bank Indonesia. The gains or losses from derivative transactions are credited or charged to current year operations.

Derivative receivables are stated at their respective outstanding balance, net of allowance for possible losses.

i. Loans

Loans are stated at the outstanding receivables from customers, net of allowance for possible losses. Restructured loans consist of loan principal, interest and other charges which are capitalized to loan principal balance. The capitalized interest and other charges are recognized as unearned income.

Syndicated loans are stated at the outstanding receivables based on the Bank's risk portion, net of allowance for possible losses.

j. Acceptances Receivables and Liabilities

Acceptances receivables and liabilities are stated at the amount of the Letters of Credit (L/C) or the realizable L/C value accepted by the accepting bank, net of allowance for possible losses.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Allowance for Possible Losses on Earning Assets and Estimated Losses On Commitments and Contingencies

The Bank provides allowances for possible losses on earning assets and estimated losses on commitments and contingencies based on the Bank's management review and evaluation of the collectibility of the earning assets and estimated losses on commitments and contingencies at the end of the period. Earning assets consist of current accounts with other banks, placements with other banks, securities, securities under resell agreement, derivative receivables, loans, acceptances receivable and investments in shares of stock and commitments and contingencies. In determining the allowance for possible losses and estimated losses on commitments and contingencies, the Bank's management applies Bank Indonesia regulation, "Allowance for Possible Losses on Earning Assets" as guidance.

The guidance of providing allowance for possible losses on earning assets is as follows:

1. General reserves at a minimum of 1% to earnings assets classified as current.

2. Special reserves for earning assets:

Classification	Percentage (%)
Special mention	5
Sub-standard	15
Doubtful	50
Loss	100

The percentage of allowance for possible losses is calculated after considering the respective collateral value based on Bank Indonesia's regulation, except for earnings assets classified as current and special mention which are calculated from the outstanding balance of such earning assets.

Earning assets are written-off against allowances for possible losses when the Bank's management believes that the earning assets are definitely not collectible. Recovery of loans or other earning assets previously written-off are recorded as an addition to the allowance for possible losses in the year of recovery.

l. Investments in Shares of Stock

Investments with ownership interest of at least 20% but not exceeding 50% are stated at equity method, while investments with ownership interest of less than 20% are stated at cost. Impairment in investment value below cost that is other than temporary is written down to the investment realizable value and is charged to the statement of income of the related year. Investments of the Bank are investments in shares of stock with an ownership interest of less than 20%.

Based on Bank Indonesia's regulation No. 5/10/PBI/2003 dated June 11, 2003, investment in shares of stock shall not exceed the Legal Lending Limit, while total investments in shares of stock should not exceed a maximum of 25% of the capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m. Premises and Equipment

Premises and equipment are stated at cost (except certain premises and equipment which were revalued in 2001 based on the Government Regulation) less accumulated depreciation (except for land which is not depreciated). The revaluation increment, net of final income tax expense, on premises and equipment revalued, is recorded as "Revaluation Increment on Premises and Equipment", as a separate component in the equity.

The Bank computes the depreciation using the straight-line method, based on estimated useful lives of the assets as follows:

	Year
Buildings	20
Furniture and fixtures, office equipment and vehicles	5

In compliance with PSAK No. 47, "Accounting for Land", the related costs incurred in the acquisition or renewal of land rights are deferred and amortized during the period of the rights or their economic lives, whichever is shorter.

The Bank determines whether there is any indication of assets impairment based on the Bank's management review according to PSAK No. 48, "Asset Impairment" at the end of year. The Bank should determine the estimated recoverable amount of its assets if there is an indication of the assets impairment and charge the difference of the estimated recoverable amount and the book value to the statement of income for the current year as a loss.

The cost of repairs and maintenance is charged to income as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statements of income for the related year.

n. Foreclosed Assets

Properties acquired through loan foreclosures are presented as part of "Other Assets" and stated at net realizable value which is the fair value of foreclosed assets net of estimated cost to sell. The excess of the uncollectible loan balance over the value of the collateral is charged to allowance for uncollectible loans. Repairs as well as gains or losses from sales of collateral are charged or credited to operations as incurred. Gains or losses that occur from the sale of foreclosed assets are credited or charged in the statement of income for the current year.

o. Prepaid Expenses

Prepaid expenses are presented as a part of "Other Assets" and charged to expenses as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p. Capital Stock Issuance Cost

Costs incurred in connection with the issuance of share capital to the public in the Banks' initial public offering and Limited Public Offerings I and II, which include notary/legal fees, audit fees, underwriter fees, registration fees, shares and prospectus printing costs and others, are presented as deductions to additional paid-in capital.

q. Deposits and Deposits from Other Banks

Current accounts represent deposits from customers which can be withdrawn at any time through checks. Current accounts are stated at the outstanding payable to the current account customers.

Savings accounts represent deposits from customers which can be withdrawn based on certain criteria. Savings deposits are stated as outstanding payable to the savings deposit customers.

Time and certificates of deposits represent deposits from customers which can be withdrawn at maturity date. Time deposits are stated at the nominal value and certificates of deposits are stated at nominal value net of unamortized interest.

r. Interest Income and Expense

Interest income and expense are recognized on accrual basis. Interest income on non-performing earning assets is recognized upon actual cash collections. When earning assets are classified as non-performing, the interest receivables which are already recognized as interest income but not yet collected, are reversed and reported as contingencies receivables.

The collection of loans classified as "doubtful" and "loss" are recognized as deduction of loans outstanding. The excess payment from loans outstanding is recognized as interest income.

Loans and other earning assets are classified as non-performing when the principal and/or interest are past due for more than three months and/or when the management believes that the collection of the principal and/or interest is doubtful.

s. Fees and Commissions

Fees and commissions related to lending activities and/or have a specified period are deferred and amortized using the straight-line method over the terms of the loan or the period contracted, respectively. Any remaining unamortized fees and commissions on loans already settled are charged or credited to operations at the settlement of the loans. Other fees and commissions other than those defined above, are recognized at the transaction date.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t. Foreign Currency Transactions and Balances

Transactions involving foreign currency are recorded in Rupiah based on the exchange rate at the transaction date. As of December 31, 2003, 2002 and 2001, the monetary assets and liabilities denominated in foreign currencies were adjusted to Rupiah based on the *Reuters* spot rate at 16.00 p.m. of West Indonesian Time as of December 31, 2003, 2002 and 2001, respectively. The resulting gains or losses are credited or charged in the statements of income for the year in which they arose.

Gains or losses from unrealized spot foreign currencies bought and sold resulting from the difference between the spot rate as of balance date and the spot rate as of transaction date are credited or charged to operations in the related year.

On December 31, 2003, 2002 and 2001, the foreign currency exchange rates were as follows:

	2003	2002	2001
United States Dollar	8,425.00	8,950.00	10,400.00
Australian Dollar	6,331.36	5,067.95	5,314.43
Singapore Dollar	4,964.27	5,153.75	5,623.91
Hong Kong Dollar	1,085.91	1,147.63	1,333.72
Japanese Yen	78.93	64.42	62.07
Euro	10,648.76	9,367.08	9,202.97
Great Britain Pound Sterling	15,057.06	14,405.48	15,081.06
Canada Dollar	6,526.29	5,678.58	6,539.25
Malaysia Ringgit	2,221.06	2,355.27	2,736.85
Switzerland Franc	6,830.42	6,441.63	6,207.49
New Zealand Dollar	5,536.22	4,714.42	4,324.85

u. Pension Benefits and Employees' Benefits

The Bank has a defined benefit retirement plan covering all of their permanent employees which is managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 5% of basic salary. Based on Letter No. KEP 039/KM/17/1996 dated February 6, 1996, the pension benefit was approved by the Minister of Finance.

Retirement benefit costs which include current service cost, amortization of past service cost and amortization of actuarial calculation adjustments, are recorded in the statements of income of the current year. Based on the actuarial valuation report dated January 26, 2004 prepared by PT Sienco Aktuarindo Utama, an independent actuary, the amortization of past service cost is recognized using the straight-line method ranging from 9.5 years until 15 years. The actuarial calculation uses the Projected Benefit Cost Method, where it is estimated that all members reach normal pension age.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u. Pension Benefit and Employees' Benefits (continued)

Based on PSAK No. 57, "Estimated Liabilities, Contingent Assets and Liabilities", as of December 31, 2003, the Bank recorded provision for termination, gratuity and compensation expenses as provided under Law No.13/2003 dated March 25, 2003 regarding "Labor Law" and the Bank's employee agreement based on the actuarial valuation performed by PT Sienco Aktuarindo Utama, an independent actuary, on its report dated January 26, 2004. Based on the Law No. 13/2003, company should pay the employees' termination, gratuity and compensation benefit if certain conditions in the Law No. 13/2003 exist, where the amount to be paid is the highest value between Law No.13/2003 and company's defined benefit retirement plan.

v. Tax Expense

The Bank adopted PSAK No. 46, "Accounting for Income Taxes", which requires for the accounting of the tax effects of the recovery of assets and settlement of liabilities at their carrying amounts, and the recognition and measurement of deferred tax assets and tax liabilities for the expected future tax consequences of events recognized in the financial statements. The tax effects of temporary differences, which individually are either assets or liabilities, are shown at the applicable net amounts.

w. Basic Earnings per Share

Basic earnings per share is computed by dividing net income for the year, with the weighted average number of shares outstanding during the year, after considering the effect of bonus stock distribution by capitalizing the additional paid-in capital, stock dividend, Limited Public Offering I, stock split and Limited Public Offering II. The weighted average number of shares outstanding for the years ended December 31, 2003, 2002 and 2001 were 3,619,669,755 shares, 2,792,961,138 shares and 2,700,453,302 shares, respectively.

x. Segment Reporting

In 2000, the Indonesian Institute of Accountants issued revised PSAK No. 5, "Segment Reporting" which is effective retroactively (for comparative purposes) for financial statements covering periods beginning on or after January 1, 2002. The objective of this statement is to establish financial information reporting by segment, related to the different types of products and services an enterprise produces and the different geographical areas in which it operates. In adopting PSAK No. 5, the Bank reports segment information based on services delivered and geographical areas in accordance with the Bank's internal reporting.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

3. CASH

Cash consisted of:

	2003	2002	2001
Rupiah	139,512	218,427	118,878
Foreign currencies	1,834	1,880	3,793
Total	141,346	220,307	122,671

As of December 31, 2003, 2002 and 2001, cash in Rupiah currency included cash in Automatic Teller Machines (ATMs) amounting to Rp 1,711, Rp 2,516 and Rp 921, respectively.

4. CURRENT ACCOUNTS WITH BANK INDONESIA

Current accounts with Bank Indonesia consisted of:

	2003	2002	2001
Rupiah	552,263	500,316	470,198
United States Dollar	50,980	48,607	48,682
Total	603,243	548,923	518,880

In accordance with the Bank Indonesia's Circular Letter No. 30/10/UPPB dated October 20, 1997, Bank Indonesia requires all banks to maintain their minimum reserve requirement at 5% for accounts in Rupiah and 3% for accounts in foreign currency. The Bank met Bank Indonesia's minimum reserve requirement as of December 31, 2003, 2002 and 2001.

5. CURRENT ACCOUNTS WITH OTHER BANKS

Current accounts with other banks consisted of:

	2003	2002	2001
Rupiah	2,574	3,090	3,050
Allowance for possible losses	(26)	(31)	(31)
Rupiah - Net	2,548	3,059	3,019
Foreign currencies	61,276	80,426	85,117
Allowance for possible losses	(635)	(804)	(851)
Foreign currencies - Net	60,641	79,622	84,266
Net	63,189	82,681	87,285

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

5. CURRENT ACCOUNTS WITH OTHER BANKS (continued)

The changes in the allowance for possible losses of current accounts with other banks were as follows:

	2003	2002	2001
Rupiah			
Beginning balance	31	31	1,248
Reversal of allowance during the year	(5)	-	(51)
Transfer to allowance for possible losses in foreign currencies	-	-	(1,166)
Ending balance	26	31	31
Foreign currencies			
Beginning balance	804	851	-
Foreign exchange translation	343	7	405
Reversal of allowance during the year	(512)	(54)	(720)
Transfer from allowance for possible losses in Rupiah	-	-	1,166
Ending balance	635	804	851
Total	661	835	882

Based on the Bank's management review and evaluation, all current accounts with other banks as of December 31, 2003, 2002 and 2001 are classified as current. The management believes that the allowance for possible losses of current accounts with other banks is adequate to cover any possible losses on uncollectible current accounts with other banks and in compliance with Bank Indonesia's regulations.

6. PLACEMENTS WITH OTHER BANKS

Placements with other banks consisted of:

	2003	2002	2001
Rupiah			
Promissory notes	35,500	272,000	265,000
Others	1,772	828	4,680
Total Rupiah	37,272	272,828	269,680
Allowance for possible losses	(373)	(2,728)	(2,697)
Rupiah - Net	36,899	270,100	266,983
Foreign currencies			
Call money	615,025	946,003	780,000
Allowance for possible losses	(6,150)	(9,460)	(7,800)
Foreign currencies - Net	608,875	936,543	772,200
Net	645,774	1,206,643	1,039,183

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

6. PLACEMENTS WITH OTHER BANKS (continued)

The remaining maturities of placements with other banks before allowance for possible losses based on type of placements were as follows:

	2003			
	Call Money	Promissory Notes	Others	Total
Rupiah				
Less than 1 month	-	35,500	168	35,668
1 - 3 months	-	-	685	685
3 - 12 months	-	-	919	919
Total Rupiah	-	35,500	1,772	37,272
Foreign currencies				
Less than 1 month	615,025	-	-	615,025
Total	615,025	35,500	1,772	652,297

	2002			
	Call Money	Promissory Notes	Others	Total
Rupiah				
Less than 1 month	-	272,000	43	272,043
1 - 3 months	-	-	60	60
3 - 12 months	-	-	725	725
Total Rupiah	-	272,000	828	272,828
Foreign currencies				
Less than 1 month	946,003	-	-	946,003
Total	946,003	272,000	828	1,218,831

	2001			
	Call Money	Promissory Notes	Others	Total
Rupiah				
Less than 1 month	-	265,000	2,199	267,199
1 - 3 months	-	-	1,601	1,601
3 - 12 months	-	-	880	880
Total Rupiah	-	265,000	4,680	269,680
Foreign currencies				
Less than 1 month	780,000	-	-	780,000
Total	780,000	265,000	4,680	1,049,680

Placements in Rupiah earned interest at an average rate of 10.08% a year in 2003, 14.34% a year in 2002 and 16.00% a year in 2001, while placements in Unites States Dollars earned interest at 1.23% a year in 2003, 1.76% a year in 2002 and 3.8% a year in 2001.

Other placements represent overdraft facilities and fixed loans to Bank Perkreditan Rakyat.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

6. PLACEMENTS WITH OTHER BANKS (continued)

The changes in the allowance for possible losses of placement with other banks were as follows:

	2003	2002	2001
Rupiah			
Beginning balance	2,728	2,697	8,790
Provision (reversal of allowance) during the year	(2,355)	31	824
Transfer to allowance for possible losses in foreign currencies	-	-	(6,917)
Ending balance	373	2,728	2,697
Foreign currencies			
Beginning balance	9,460	7,800	-
Provision (reversal of allowance) during the year	(2,728)	2,764	218
Foreign exchange translation	(582)	(1,104)	665
Transfer from allowance for possible losses in Rupiah	-	-	6,917
Ending balance	6,150	9,460	7,800
Total	**6,523**	**12,188**	**10,497**

Based on the Bank's management review and evaluation, all placements with other banks as of December 31, 2003, 2002 and 2001 were classified as current. The management believes that the allowance for possible losses of placements with other banks is adequate to cover any possible losses on uncollectible placements with other banks and in compliance with Bank Indonesia's regulations.

7. SECURITIES

Securities consisted of:

	2003	2002	2001
Trading securities			
Rupiah			
Government bonds	296,207	225,250	205,898
Private bonds (see Note a)	77,093	17,050	8,000
Foreign currencies			
Exchange Offer Loan (see Note b)	606,005	682,742	491,352
Floating Rate Notes	-	-	51,667
Total trading securities	979,305	925,042	756,917
Available-for-sale securities			
Rupiah			
Investment in mutual fund units (see Note c)	18,462	18,462	18,462

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

7. SECURITIES (continued)

	2003	2002	2001
Foreign currencies			
Export bills			
Related parties (see Note 36)	2,250	1,882	-
Third parties	6,065	7,634	-
Investment in mutual fund units (see Note c)	-	10,387	10,387
	26,777	38,365	28,849
Unrealized gains from the change in the fair value	4,971	1,697	322
Total available-for-sale securities	31,748	40,062	29,171
Held-to-maturity securities			
Rupiah			
Certificates of Bank Indonesia - Net	3,825,218	5,445,971	5,462,522
Government bonds	1,531,498	-	-
Private bonds (see Note a)	61,482	-	7,607
Medium Term Notes (see Note a)	9,985	9,977	-
Export bills	419	-	-
Negotiable Certificates of Deposits	-	165,845	-
Foreign currencies			
Private bonds (see Note a)	172,245	90,418	-
Medium Term Notes (see Note a)	17,748	-	-
Export bills	4,280	257	25,108
Total held-to-maturity securities	5,622,875	5,712,468	5,495,237
Total securities	6,633,928	6,677,572	6,281,325
Allowance for possible losses	(9,810)	(12,351)	(8,188)
Net	6,624,118	6,665,221	6,273,137

a. The rating of private bonds and Medium Term Notes by PT Pemeringkat Efek Indonesia (PT Pefindo) or *Standard & Poors* on December 31, 2003, 2002 and 2001 was as follows:

	2003		2002		2001	
	Rating	Amount	Rating	Amount	Rating	Amount
Private bonds						
Trading						
Rupiah						
Indosat III Seri A	id AA+	19,950	-	-	-	-
Otto Multiartha II	id A	19,139	-	-	-	-
Lautan Luas I Seri B	id A-	10,330	id A	10,050	id A	8,000
Lautan Luas II Seri A	id A-	10,120	-	-	-	-
Unggul Indah Cahaya I Seri B	id A	10,000	-	-	-	-
Indosat II Seri A	id AA+	5,425	id AA+	5,000	-	-
Indosat II Seri C	id AA+	2,129	id AA+	2,000	-	-
Total Rupiah		77,093		17,050		8,000

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

7. SECURITIES (continued)

	2003		2002		2001	
	Rating	Amount	Rating	Amount	Rating	Amount
Held-to-maturity						
Foreign currencies						
Telkomsel	id AAA	84,915	id AAA	90,418	-	-
Bank Negara Indonesia	B	42,416	-	-	-	-
Bank Mandiri	B	26,287	-	-	-	-
Indofood International Finance	B	18,627	-	-	-	-
Total foreign currencies		172,245		90,418		-
Rupiah						
Otto Multiartha I	id A	47,482	-	-	-	-
Federal International Finance II Seri A	id A+	14,000	-	-	-	-
Bank NISP II	-	-	-	-	id BBB	5,650
Bank NISP I	-	-	-	-	id BBB	1,957
Total Rupiah		61,482		-		7,607
Medium Term Note						
Held-to-maturity						
Foreign currencies						
Bank Mandiri	B	17,748	-	-	-	-
Rupiah						
Bank NISP III	id BBB+	9,985	id BBB+	9,977	-	-
Total		27,733		9,977		-
Total		338,553		117,445		15,607

b. Interest income on exchange offer loans is received every June 1 and December 1. The interest on such exchange offer loans are subject for review every six months. The exchange offer loans are guaranteed by Bank Indonesia.

c. As of December 31, 2003, 2002 and 2001, investments in mutual funds units classified as available-for-sale securities were as follows:

	2003		2002		2001	
	Units	Amount	Units	Amount	Units	Amount
Fair value						
Rupiah						
Buana 88 Rupiah	11,685,741	11,683	10,755,050	10,755	9,392,607	9,392
Buana 88 Fixed Income	9,231,407	11,750	9,231,407	10,853	9,231,407	9,392
Foreign currencies						
Buana 88 Dollar	-	-	10,513,274	8,938	10,513,274	10,387
Total fair value		23,433		30,546		29,171
Cost						
Rupiah		18,462		18,462		18,462
Foreign currencies		-		10,387		10,387
Unrealized gains from the change in the fair value		4,971		1,697		322

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

7. SECURITIES (continued)

The classification of held-to-maturity and available-for-sale securities (except for investments in mutual funds units) based on the remaining maturity before unrealized gains from the change in the fair value of available-for-sale securities and the allowance for possible losses was as follows:

	2003	2002	2001
Less than 1 year	5,333,329	5,621,589	5,489,586
1 - 5 years	297,861	100,395	5,651
Total	5,631,190	5,721,984	5,495,237

The average interest rates of securities in Rupiah ranged from 8.31% to 15.58% a year in 2003, from 13.71% to 16.75% a year in 2002 and from 15.17% to 17.59% a year in 2001, and the average interest rate of securities in foreign currencies ranged from 3.85% to 9.75% a year in 2003, from 4.60% to 11.00% a year in 2002 and from 6.82% to 11.00% a year in 2001.

Gains from increases in the fair value of trading securites for the years ended December 31, 2003 and 2002 amounted to Rp 11,071 and Rp 11,051, respectively, which were recorded as current year income. Losses from decreases in the fair value of trading securities for the year ended December 31, 2001 amounted to Rp 6,154 and were recorded as current year loss.

The changes in the allowance for possible losses of securities were as follows:

	2003	2002	2001
Rupiah			
Beginning balance	4,397	2,403	1,202
Provision (reversal of allowance) during the year	(2,672)	1,994	5,611
Transfer to allowance for possibe losses in foreign currencies	-	-	(4,410)
Ending balance	1,725	4,397	2,403
United States Dollar			
Beginning balance	7,954	5,785	-
Provision during the year	675	2,972	1,005
Foreign exchange translation	(544)	(803)	370
Transfer from allowance for possible losses in Rupiah	-	-	4,410
Ending balance	8,085	7,954	5,785
Total	9,810	12,351	8,188

Based on the Bank's management review and evaluation, all securities as of December 31, 2003, 2002 and 2001 were classified as current. The management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible securities and is in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

8. SECURITIES UNDER RESELL AGREEMENT

As of December 31, 2003, 2002 and 2001, all securities under a resell agreement represented government bonds under a resell agreement with other banks with details as follows:

	2003			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0010	53 days	January 26, 2004	500,000	420,591
Government bonds FR 0005	32 days	January 12, 2004	74,850	60,529
Total				481,120
Unrealized interest income				(3,089)
Allowance for possible losses				(4,811)
Net				473,220

	2002			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0005	91 days	March 24, 2003	254,654	206,952
Unrealized interest income				(6,264)
Allowance for possible losses				(2,070)
Net				198,618

	2001			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0003 B	377 days	November 21, 2002	500,000	500,000
Government bonds FR 0003 E	90 days	February 25, 2002	1,045,000	732,237
Total				1,232,237
Unrealized interest income				(51,784)
Allowance for possible losses				(12,021)
Net				1,168,432

Securities under resell agreements earned interest at an average rate of 9.98% a year in 2003, 18.44% a year in 2002 and 19.00% a year in 2001.

Based on the Bank's management review and evaluation as of December 31, 2003, 2002 and 2001, all securities under resell agreements were classified as current. The Bank's management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible securities under resell agreements and is in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

9. DERIVATIVE RECEIVABLES AND LIABILITIES

As of December 31, 2003, 2002 and 2001, all derivative receivables and liabilities represented the difference between the fair value and contract value of forward sold and bought transactions with third parties with details as follows:

	Derivative Receivables			Derivative Liabilities		
	2003	2002	2001	2003	2002	2001
Bank	2,544	1,278	2,380	67	2,194	2,625
Non-bank	6	142	-	8	6	34
Total	2,550	1,420	2,380	75	2,200	2,659
Allowance for possible losses	(23)	(14)	(24)	-	-	-
Net	2,527	1,406	2,356	75	2,200	2,659

As of December 31, 2003, 2002 and 2001, all derivative instruments were entered for trading as well as for hedging purposes of the Bank's net open position, interest rate gap risk, maturity gap risk and other risks in the Bank's daily operations. Changes in the fair values of the derivative instruments are credited or charged to the current year in the statements of income.

The amount and average period of foreign currency forward contracts with details are as follows:

		Contract Amount (in foreign currencies)			Average Contract Period (days)		
	Currency	2003	2002	2001	2003	2002	2001
Foreign currencies forward bought contracts	AU$	4,000,000	3,500,000	7,500,000	60	15	32
	JP¥	72,112,000	-	-	22	-	-
	SIN$	4,622,859	4,000,000	5,000,000	31	31	31
	EUR	3,000,000	-	-	34	-	-
	US$	600,000	270,500	2,000,000	17	30	62
Foreign currencies forward sold contracts	US$	9,827,010	59,497,252	14,689,484	33	53	37
	JP¥	61,475,000	-	246,240,000	22	-	62

Based on the Bank's management review and evaluation as of December 31, 2003, 2002 and 2001, all derivative receivables were classified as current. The management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible derivative receivables and in is compliance with Bank Indonesia's regulations.

10. LOANS

1) By Type of Loan

	2003	2002	2001
Related parties			
Rupiah			
Current accounts	15,827	28,806	19,348
Housing	8,099	5,715	2,966

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

1) By Type of Loan (continued)

	2003	2002	2001
Investment	4,402	-	417
Employee	3,873	4,489	4,417
Motor vehicle	3,573	1,921	1,263
Installment	2,829	3,954	3,937
Promissory notes	2,000	6,450	4,000
Multi-purpose	252	-	-
Credit card	222	-	-
Import	-	5,505	868
	41,077	56,840	37,216
Foreign currencies			
Export	15,763	20,021	-
Promissory notes	8,172	2,685	-
	23,935	22,706	-
Third parties			
Rupiah			
Current accounts	2,794,051	2,064,885	1,434,143
Installment	865,475	740,210	467,743
Investment	482,601	287,222	135,257
Housing	389,195	279,341	163,864
Motor vehicle	264,138	136,805	122,183
Fixed	205,513	155,505	102,491
Promissory notes	173,593	126,410	60,431
Import	17,387	15,129	39,821
Credit card	10,581	-	-
Multi-purpose	9,086	3,309	3,023
Micro business	2,988	1,959	-
Syndicated	825	1,050	7,463
Employee	443	505	609
Export	260	200	190
Exim VI	47	2,911	7,037
Agriculture financing project	-	-	515
	5,216,183	3,815,441	2,544,770
Foreign currencies			
Promissory notes	14,804	10,258	20,178
Import	13,142	9,564	11,142
Installment	10,390	10,619	27,584
Export	8,479	14,774	27,440
Investment	8,326	1,415	-
Fixed	-	13,425	28,600
Apartment	-	-	558
	55,141	60,055	115,502
Total	5,336,336	3,955,042	2,697,488
Allowance for possible losses	(68,508)	(47,824)	(75,627)
Net	5,267,828	3,907,218	2,621,861

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	2,312,211	98,948	15,071	10,112	5,961	2,442,303
Allowance for possible losses	(23,122)	(4,947)	(194)	(4,418)	(796)	(33,477)
	2,289,089	94,001	14,877	5,694	5,165	2,408,826
Industrial	1,166,276	36,884	5,351	439	582	1,209,532
Allowance for possible losses	(11,663)	(1,844)	(34)	-	-	(13,541)
	1,154,613	35,040	5,317	439	582	1,195,991
Business service	473,563	52,956	1,238	-	1,469	529,226
Allowance for possible losses	(4,736)	(2,648)	(8)	-	(357)	(7,749)
	468,827	50,308	1,230	-	1,112	521,477
Transportation, communication and warehousing	166,580	1,941	356	-	28	168,905
Allowance for possible losses	(1,666)	(97)	-	-	(28)	(1,791)
	164,914	1,844	356	-	-	167,114
Construction	121,903	2,076	144	-	375	124,498
Allowance for possible losses	(1,219)	(104)	-	-	-	(1,323)
	120,684	1,972	144	-	375	123,175
Social service	47,488	2,420	1,224	-	-	51,132
Allowance for possible losses	(475)	(121)	-	-	-	(596)
	47,013	2,299	1,224	-	-	50,536
Agriculture and agriculture infrastructure	38,078	175	-	150	-	38,403
Allowance for possible losses	(381)	(9)	-	(75)	-	(465)
	37,697	166	-	75	-	37,938
Electricity, gas and water	3,121	-	-	-	-	3,121
Allowance for possible losses	(31)	-	-	-	-	(31)
	3,090	-	-	-	-	3,090

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Mining	676	-	-	-	-	676
Allowance for possible losses	(7)	-	-	-	-	(7)
	669	-	-	-	-	669
Others	647,213	38,909	2,235	950	156	689,463
Allowance for possible losses	(6,472)	(1,945)	(63)	(66)	(156)	(8,702)
	640,741	36,964	2,172	884	-	680,761
Rupiah - Net	4,927,337	222,594	25,320	7,092	7,234	5,189,577
Foreign currencies						
Trading, restaurant and hotel	43,846	-	-	-	-	43,846
Allowance for possible losses	(438)	-	-	-	-	(438)
	43,408	-	-	-	-	43,408
Industrial	18,663	908	-	-	-	19,571
Allowance for possible losses	(187)	(45)	-	-	-	(232)
	18,476	863	-	-	-	19,339
Business service	15,660	-	-	-	-	15,660
Allowance for possible losses	(156)	-	-	-	-	(156)
	15,504	-	-	-	-	15,504
Foreign currencies - Net	77,388	863	-	-	-	78,251
Net	5,004,725	223,457	25,320	7,092	7,234	5,267,828

	2002					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	1,683,956	25,959	5,087	428	5,499	1,720,929
Allowance for possible Losses	(16,840)	(1,298)	(86)	(4)	(612)	(18,840)
	1,667,116	24,661	5,001	424	4,887	1,702,089

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2002					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Industrial	912,265	83,541	1,673	478	3,703	1,001,660
Allowance for possible losses	(9,123)	(4,177)	(7)	-	(819)	(14,126)
	903,142	79,364	1,666	478	2,884	987,534
Business service	400,214	3,235	1,391	56	58	404,954
Allowance for possible losses	(4,002)	(162)	(47)	(28)	(40)	(4,279)
	396,212	3,073	1,344	28	18	400,675
Transportation, communication and warehousing	141,567	470	1,238	-	13	143,288
Allowance for possible losses	(1,416)	(23)	(171)	-	-	(1,610)
	140,151	447	1,067	-	13	141,678
Construction	94,901	408	1,452	-	58	96,819
Allowance for possible losses	(949)	(20)	-	-	-	(969)
	93,952	388	1,452	-	58	95,850
Social service	39,485	3,475	-	-	84	43,044
Allowance for possible losses	(395)	(174)	-	-	-	(569)
	39,090	3,301	-	-	84	42,475
Agriculture and agriculture infrastructure	27,590	391	-	-	-	27,981
Allowance for possible losses	(276)	(20)	-	-	-	(296)
	27,314	371	-	-	-	27,685
Mining	764	-	-	-	-	764
Allowance for possible losses	(8)	-	-	-	-	(8)
	756	-	-	-	-	756
Electricity, gas and water	615	142	-	-	-	757
Allowance for possible losses	(6)	(7)	-	-	-	(13)
	609	135	-	-	-	744
Others	421,871	9,488	218	416	91	432,084
Allowance for possible losses	(4,225)	(474)	-	(9)	(49)	(4,757)
	417,646	9,014	218	407	42	427,327

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2002					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah - Net	3,685,988	120,754	10,748	1,337	7,986	3,826,813
Foreign currencies						
Trading, restaurant and hotel	52,000	8,952	7,853	-	-	68,805
Allowance for possible losses	(519)	(448)	(1,178)	-	-	(2,145)
	51,481	8,504	6,675	-	-	66,660
Industrial	12,167	1,790	-	-	-	13,957
Allowance for possible losses	(122)	(90)	-	-	-	(212)
	12,045	1,700	-	-	-	13,745
Foreign currencies - Net	63,526	10,204	6,675	-	-	80,405
Net	**3,749,514**	**130,958**	**17,423**	**1,337**	**7,986**	**3,907,218**

	2001					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	1,111,822	13,861	3,112	1,524	25,803	1,156,122
Allowance for possible losses	(13,013)	(693)	(22)	(67)	(25,133)	(38,928)
	1,098,809	13,168	3,090	1,457	670	1,117,194
Industrial	582,689	30,498	1,858	5,493	6,536	627,074
Allowance for possible losses	(6,964)	(1,525)	(129)	(2,746)	(6,186)	(17,550)
	575,725	28,973	1,729	2,747	350	609,524
Business service	253,899	3,373	1,985	30	6,357	265,644
Allowance for possible losses	(2,539)	(169)	(51)	-	(6,256)	(9,015)
	251,360	3,204	1,934	30	101	256,629
Transportation, communication and warehousing	131,417	256	1,438	-	994	134,105
Allowance for possible losses	(1,314)	(13)	(20)	-	-	(1,347)
	130,103	243	1,418	-	994	132,758

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2001					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Construction	49,638	1,427	-	-	163	51,228
Allowance for possible losses	(496)	(71)	-	-	(2)	(569)
	49,142	1,356	-	-	161	50,659
Social service	23,280	693	-	-	-	23,973
Allowance for possible losses	(233)	(35)	-	-	-	(268)
	23,047	658	-	-	-	23,705
Agriculture and agriculture infrastructure	20,020	42	85	-	-	20,147
Allowance for possible losses	(200)	(2)	-	-	-	(202)
	19,820	40	85	-	-	19,945
Mining	620	-	-	-	-	620
Allowance for possible losses	(6)	-	-	-	-	(6)
	614	-	-	-	-	614
Electricity, gas and water	254	-	-	-	-	254
Allowance for possible losses	(3)	-	-	-	-	(3)
	251	-	-	-	-	251
Others	298,315	2,371	1,648	259	226	302,819
Allowance for possible losses	(3,741)	(118)	(54)	(2)	(102)	(4,017)
	294,574	2,253	1,594	257	124	298,802
Rupiah - Net	2,443,445	49,895	9,850	4,491	2,400	2,510,081
Foreign currencies						
Trading, restaurant and hotel	53,412	10,400	17,656	-	-	81,468
Allowance for possible losses	(534)	(520)	(2,331)	-	-	(3,385)
	52,878	9,880	15,325	-	-	78,083
Industrial	33,477	-	-	-	-	33,477
Allowance for possible losses	(335)	-	-	-	-	(335)
	33,142	-	-	-	-	33,142

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2001					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Others	141	-	416	-	-	557
Allowance for possible losses	(2)	-	-	-	-	(2)
	139	-	416	-	-	555
Foreign currencies - Net	86,159	9,880	15,741	-	-	111,780
Net	**2,529,604**	**59,775**	**25,591**	**4,491**	**2,400**	**2,621,861**

3) By Terms

a. Based on loan agreement (before allowance for possible losses)

	2003	2002	2001
Rupiah			
Less than 1 year	3,292,732	2,443,818	1,714,984
1 - 2 years	346,452	286,304	204,330
2 - 5 years	1,347,566	1,013,895	599,272
More than 5 years	270,509	128,263	63,400
	5,257,259	3,872,280	2,581,986
Foreign currencies			
Less than 1 year	60,360	70,728	87,360
1 - 2 years	-	1,848	-
2 - 5 years	18,717	10,186	28,142
	79,077	82,762	115,502
Total	**5,336,336**	**3,955,042**	**2,697,488**

b. Based on remaining maturities (before allowance for possible losses)

	2003	2002	2001
Rupiah			
Less than 1 year	3,213,440	2,523,664	1,714,533
1 - 2 years	509,775	397,660	291,285
2 - 5 years	1,204,124	843,996	486,350
More than 5 years	329,920	106,960	89,818
	5,257,259	3,872,280	2,581,986
Foreign currencies			
Less than 1 year	60,361	80,985	89,112
1 - 2 years	908	433	26,390

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

3) By Terms (continued)

b. Based on remaining maturities (before allowance for possible losses) (continued)

	2003	2002	2001
2 - 5 years	17,808	1,344	-
	79,077	82,762	115,502
Total	5,336,336	3,955,042	2,697,488

The significant information relating to loans are as follows:

a. Loans are secured by deposits, registered mortgages over collateral and by other guarantees generally acceptable to banks.

b. As of December 31, 2003, 2002 and 2001, saving deposits amounting to Rp 7,024, Rp 4,908 and Rp 3,769, respectively, were pledged as collateral for loans (see Note 17).

c. As of December 31, 2003, 2002 and 2001, time deposits amounting to Rp 460,783, Rp 394,049 and Rp 259,385, respectively, were pledged as collateral for loans (see Note 18).

d. Loans in Rupiah earned interest at an average of 15.95% a year in 2003, 17.76% a year in 2002 and 17.65% a year in 2001, whereas the loans in foreign currencies earned interest at an average of 6.57% a year in 2003 and 8.5% a year in 2002 and 2001, respectively.

e. Loans to employees represent housing and car loans, which are collectible through monthly payroll deductions. The loans granted to certain employees, which are classified as related parties, are non-interest bearing.

f. Loans to the Bank's related parties are conducted at arms-length transactions, except loans to certain employees.

g. As of December 31, 2003, the Bank restructured loans amounting to Rp 8,278 with an allowance for possible losses amounting to Rp 83. The restructuring of loans consisted of modification of credit terms and extention of maturity dates. There were no losses resulting from this loan restructuring. Regarding such restructured loans, the Bank does not have any commitments to grant additional loans.

h. As of December 31, 2003, 2002 and 2001, non-performing loans amounted to Rp 45,841, Rp 29,796 and Rp 75,583 or representing 0.86%, 0.75% and 2.8% of total loans, respectively. Interest income on non-performing loans are recognized upon actual cash collections. Based on Bank Indonesia Regulation No. 3/25/PBI/2001 dated December 26, 2001, the non-performing loan ratio should not exceed 5% of a bank's total loans.

i. The Bank's involvement in syndicated loans is limited to participation only and the Bank's share of syndicated loans was 2.5% in 2003, 2002 and 2001, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

j. The changes in the allowance for possible loan losses were as follows:

	2003	2002	2001
Rupiah			
Beginning balance	45,467	71,905	48,601
Recovery of loans previously written off	19,541	5,071	10,851
Provision (reversal of allowance) for possible losses during the year	4,006	(3,305)	15,043
Loans written off	(1,333)	(28,204)	(625)
Transfer to allowance for possible losses in foreign currency	-	-	(1,965)
Ending balance	67,681	45,467	71,905
United States Dollar			
Beginning balance	2,357	3,722	-
Provision (reversal of allowance) for possible losses during the year	(1,483)	(1,083)	1,695
Foreign exchange translation	(47)	(282)	53
Recovery of loans previously written off	-	-	9
Transfer from allowance for possible losses in Rupiah	-	-	1,965
Ending balance	827	2,357	3,722
Total	**68,508**	**47,824**	**75,627**

The Bank's management believes that the allowance for possible losses on loans is adequate to cover any possible losses on uncollectible loans and is in compliance with Bank Indonesia's regulations.

k. In the Legal Lending Limit reports submitted by the Bank to Bank Indonesia, as of December 31, 2003, 2002 and 2001, all loans granted were below the legal lending limit requirements based on Bank Indonesia's regulation as stipulated in the Bank Indonesia's Decision Letter No. 31/177/KEP/DIR dated December 31, 1998.

l. Loans are granted based on the prudent banking policy and comply with Bank Indonesia's regulations. The Bank has a loan granting policy and standard operating procedures. Loans are granted through analysis in character, capital, capacity, financial conditions and adequacy of collateral.

11. ACCEPTANCES RECEIVABLES AND LIABILITIES

Acceptances receivables and liabilities represent acceptances receivables and liabilities from import bills, supported by Letters of Credit, which are received from non-bank customers. As of December 31, 2003, 2002 and 2001, all acceptances receivables were classified as "current". The Bank's management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible acceptances receivable and in is compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

12. INVESTMENTS IN SHARES OF STOCK

The details of investments in shares of stock with an ownership of interest less than 20% which are stated at cost are as follows:

	Business	Percentage of ownership	2003	2002	2001
PT Asuransi Buana Independent	Insurance	10%	300	300	300
PT Sarana Bersama Pembiayaan Indonesia	Financing	0.94%	63	63	63
PT Aplikanusa Lintasarta	Communication	0.04%	25	25	25
PT Bank Muamalat Indonesia Tbk	Syariah Bank	0.01%	1	1	1
PT Bank Keppel TatLee Buana	Banking	-	-	500	7,500
Total			389	889	7,889
Allowance for possible losses			(66)	(71)	(79)
Net			323	818	7,810

On September 9, 2002 the Bank's investment in PT Bank Keppel TatLee Buana with a nominal value of Rp 7,000 was sold at Rp 20,530, and on March 13, 2003, the remaining invesment with a nominal value of Rp 500 was sold at Rp Rp 1,470. Gains from the sale of the investments were Rp 13,530 and Rp 970, respectively, and were recorded as "other operational income – others" in the related year.

As of December 31, 2003 and 2002, investments in PT Bank Muamalat Indonesia Tbk and PT Sarana Bersama Pembiayaan Indonesia were classified as "sub-standard" and "loss", respectively, and as of December 31, 2001, all investment in shares of stock were classified as "current". The Bank's management believes that the allowance for possible losses is adequate to cover any possible losses on the decline in value of investments in shares of stock.

13. PREMISES AND EQUIPMENT

Premises and equipment consist of :

	2003			
	Beginning Balance	Addition	Deduction	Ending Balance
Direct Ownership				
Carrying Value				
Land	144,364	4,723	1,440	147,647
Buildings	93,392	12,265	420	105,237
Furniture and fixtures	44,612	12,408	292	56,728
Office equipment	137,369	9,431	794	146,006
Vehicles	42,850	13,689	3,980	52,559
Total carrying value	462,587	52,516	6,926	508,177
Impairment of premises and equipment	(4,649)	-	-	(4,649)
Carrying value - Net	457,938	52,516	6,926	503,528

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

13. PREMISES AND EQUIPMENT (continued)

	2003			
	Beginning Balance	Addition	Deduction	Ending Balance
Direct Ownership				
Accumulated Depreciation				
Buildings	9,001	5,228	42	14,187
Furniture and fixtures	29,796	7,909	274	37,431
Office equipment	79,893	22,153	738	101,308
Vehicles	22,502	9,325	3,011	28,816
Total accumulated depreciation	141,192	44,615	4,065	181,742
Net Book Value	**316,746**			**321,786**

	2002			
	Beginning Balance	Addition	Deduction	Ending Balance
Direct Ownership				
Carrying Value				
Land	136,872	13,292	5,800	144,364
Buildings	87,016	6,756	380	93,392
Furniture and fixtures	36,600	8,181	169	44,612
Office equipment	110,050	27,773	454	137,369
Vehicles	33,890	11,224	2,264	42,850
Total carrying value	404,428	67,226	9,067	462,587
Impairment of premises and equipment	(4,649)	-	-	(4,649)
Carrying value - Net	399,779	67,226	9,067	457,938
Direct Ownership				
Accumulated Depreciation				
Building	4,352	4,670	21	9,001
Furniture and fixtures	23,645	6,500	349	29,796
Office equipment	55,127	24,930	164	79,893
Vehicles	17,060	7,690	2,248	22,502
Total accumulated depreciation	100,184	43,790	2,782	141,192
Net Book Value	**299,595**			**316,746**

	2001				
	Beginning Balance	Addition	Deduction	Revaluation	Ending Balance
Direct Ownership					
Carrying Value					
Land	48,068	12,910	406	76,300	136,872
Buildings	44,308	21,010	2,281	23,979	87,016
Furniture and fixtures	28,047	8,717	164	-	36,600
Office equipment	75,037	35,294	281	-	110,050
Vehicles	23,867	11,906	1,883	-	33,890
Total carrying value	219,327	89,837	5,015	100,279	404,428
Impairment of premises and equipment	(4,649)	-	-	-	(4,649)
Carrying value - Net	214,678	89,837	5,015	100,279	399,779

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

13. PREMISES AND EQUIPMENT (continued)

	2001				
	Beginning Balance	Addition	Deduction	Revaluation	Ending Balance
Direct Ownership					
Accumulated Depreciation					
Building	13,506	5,534	400	14,288	4,352
Furniture and fixtures	18,404	5,405	164	-	23,645
Office equipment	35,334	20,020	227	-	55,127
Vehicles	12,702	5,794	1,436	-	17,060
Total accumulated depreciation	79,946	36,753	2,227	14,288	100,184
Net Book Value	**134,732**				**299,595**

Depreciation was charged in the statements of income as follows:

	2003	2002	2001
General and administrative expenses (see Note 30)	39,387	39,120	31,219
Building expenses	5,228	4,670	5,534
Total	**44,615**	**43,790**	**36,753**

As of December 31, 2003, 2002 and 2001, all premises and equipment (except land) were covered by insurance against fire and other risks under blanket policies, obtained from related parties, amounting to Rp 188,724, Rp 126,139 and Rp 101,010, respectively (see Note 36). The Bank's management believes that the insurance coverage is adequate to cover possible losses arising from such risks.

Impairment of premises and equipment represents the difference between the net book value of the related premises and equipment and fair values of certain land and buildings based on an independent appraisal report.

Proceeds from sale of premises and equipment for the years ended December 31, 2003, 2002 and 2001 amounted to Rp 5,237, Rp 17,021 and Rp 5,600, respectively. The gain on sale of premises and equipment for the years ended December 31, 2003, 2002 and 2001 amounted to Rp 2,376, Rp 10,736 and Rp 2,812, respectively, was recorded as non-operating income in the related year.

14. OTHER ASSETS

Other assets consist of:

	2003	2002	2001
Related parties			
Advances to shareholders (see Notes 25a and 36)	42,250	-	-
Prepaid rent (see Note 36)	7,837	8,327	165

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

14. OTHER ASSETS (continued)

	2003	2002	2001
Third parties			
Interest receivables	55,880	31,425	35,452
Foreclosed assets – net of allowance for decline in value of Rp 3,293 in 2003 and 2002	17,371	19,564	22,657
Deposits, advances for building renovation and purchase of premises and equipment	18,249	20,073	28,562
Prepaid expenses	8,757	12,471	14,398
Security deposits	7,742	5,708	6,580
Others	5,857	6,215	3,596
Net	**163,943**	**103,783**	**111,410**

Others consisted of other prepayment, printed materials, stationeries and others.

The Bank's management believes that the allowance for decline in value of foreclosed assets is adequate to cover any possible losses on foreclosed assets.

15. CURRENT LIABILITIES

As of December 31, 2003, 2002 and 2001, current liabilities consisted of cash remittances/draft payable, customers' funds and unsettled clearing/transfer transactions.

16. DEMAND DEPOSITS

Demand deposits consisted of:

	2003	2002	2001
Related parties			
Rupiah	110,597	74,770	57,616
Foreign currencies	58,743	96,430	97,154
	169,340	171,200	154,770
Third parties			
Rupiah	1,938,897	1,826,376	1,860,005
Foreign currencies	1,040,015	969,270	1,065,113
	2,978,912	2,795,646	2,925,118
Total	**3,148,252**	**2,966,846**	**3,079,888**

Demand deposits in Rupiah bore interest at an average rate of 4.25% a year in 2003, 5.5% a year in 2002 and 2001, while demand deposits in foreign currencies bore interest at an average rate of 1.23% a year in 2003, 1.63% a year in 2002 and 2.13% a year in 2001.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

16. DEMAND DEPOSITS (continued)

As of December 31, 2003, 2002 and 2001, demand deposits blocked based on customers' requests and pledged as collateral for loan facilities and other bank facilities granted by the Bank amounted to Rp 41,001, Rp 25,107 and Rp 9,125, respectively.

17. SAVING DEPOSITS

Saving deposits consisted of:

	2003	2002	2001
Related parties			
Produktif	31,901	32,938	15,890
Buana Plus	1,610	765	507
Prioritas	86	29	23
	33,597	33,732	16,420
Third parties			
Produktif	4,240,009	3,809,968	3,790,159
Prioritas	63,283	60,102	58,997
Buana Plus	10,042	12,099	11,579
Tabanas/Taska	233	258	293
	4,313,567	3,882,427	3,861,028
Total	**4,347,164**	**3,916,159**	**3,877,448**

Saving deposits bore interest at an average rate ranging from 6% to 8% a year in 2003, 6% to 11% a year in 2002 and 6% to 10% a year in 2001.

As of December 31, 2003, 2002 and 2001, saving deposits pledged as collateral for loans facilities granted by the Bank amounted to Rp 7,024 , Rp 4,908 and Rp 3,769, respectively (see Note 10).

18. TIME DEPOSITS

Time deposits consisted of:

	2003	2002	2001
Related parties			
Rupiah	190,861	107,366	50,918
Foreign currencies	34,582	36,248	14,983
	225,443	143,614	65,901
Third parties			
Rupiah	4,172,033	4,050,718	3,552,847

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

18. TIME DEPOSITS (continued)

	2003	2002	2001
Foreign currencies	411,824	372,878	378,351
	4,583,857	4,423,596	3,931,198
Total	**4,809,300**	**4,567,210**	**3,997,099**

The details of time deposits based on maturities are as follows:

	2003	2002	2001
Rupiah			
Less than 1 month	91,000	208,517	34,800
1 month	4,033,989	3,831,895	3,511,005
3 months	178,274	77,200	24,656
6 months	40,858	14,758	14,379
12 months	18,773	25,714	18,925
	4,362,894	4,158,084	3,603,765
Foreign currencies			
1 month	403,043	359,898	325,491
3 months	32,946	35,618	50,196
6 months	8,265	11,260	14,449
12 months	2,152	2,350	3,198
	446,406	409,126	393,334
Total	**4,809,300**	**4,567,210**	**3,997,099**

The details of time deposits based on remaining maturities are as follows:

	2003	2002	2001
Rupiah			
Less than 1 month	3,959,104	4,076,725	3,407,266
1 - 3 months	355,850	57,721	134,961
3 - 6 months	38,342	6,453	36,440
6 - 12 months	9,598	17,185	25,098
	4,362,894	4,158,084	3,603,765
Foreign currencies			
Less than 1 month	400,494	369,503	373,304
1 - 3 months	38,773	30,938	15,298
3 - 6 months	5,066	7,376	3,713
6 - 12 months	2,073	1,309	1,019
	446,406	409,126	393,334
Total	**4,809,300**	**4,567,210**	**3,997,099**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

18. TIME DEPOSITS (continued)

As of December 31, 2003, 2002 and 2001, time deposits pledged as collateral for loans facilities granted by the Bank amounted to Rp 460,783, Rp 394,049 and Rp 259,385, respectively (see Note 10).

Time deposits in Rupiah bore interest at an average rate of 9.76% a year in 2003, 13.70% a year in 2002, and 13.45% a year in 2001 and time deposits in foreign currency bore interest at an average rate of 1.25% a year, 1.77% a year in 2002 and 3.71% a year in 2001, respectively.

19. DEPOSITS FROM OTHER BANKS

All deposits from other banks are in Rupiah with details as follows:

	2003	2002	2001
Related parties			
Demand deposits	-	-	293
Third parties			
Call money	70,000	266,000	-
Saving deposits	18,536	14,255	10,060
Demand deposits	11,895	3,012	1,994
Time deposits	2,000	2,200	2,126
Total	102,431	285,467	14,473

The term of deposits from other banks in call money is less than one month, while the term of time deposits from other banks is one month.

Deposits from other banks bore interest at an average rate of 7.25% a year in 2003, 11.02% a year in 2002 and 11.24% a year in 2001.

20. TAXES PAYABLE

Taxes payable consist of:

	2003	2002	2001
Income taxes			
Article 21	5,547	20,512	6,244
Article 23	10,647	17,472	14,916
Article 25	-	4,696	7,419
Article 29	1,448	126	34,381
Value Added Taxes	42	39	26
Total	**17,684**	**42,845**	**62,986**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

20. TAXES PAYABLE (continued)

The reconciliations between income before tax expense (benefit), as shown in the statements of income, and taxable income for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Income before tax expense (benefit)	319,282	357,375	359,750
Temporary differences:			
Employees' benefits (see Note 34)	8,917	-	-
Depreciation of premises and equipment	4,523	(1,075)	9,677
Provision (reversal of allowance) for possible losses on earning assets	(13,406)	29,561	3,623
Loss (gain) from the change in the fair value of trading securities - net	(11,071)	(13,841)	6,154
Provision for decline in value of foreclosed assets	-	3,293	-
Gain on sale of premises and equipment	-	(30)	(160)
Permanent differences:			
Donations	1,692	2,023	1,515
Business expansion	1,574	467	1,139
Other general and administrative expenses	976	1,432	607
Non-deductible depreciation of premises and equipment	802	2,297	1,991
Other non-deductible expenses	330	550	371
Entertainment and representations	147	731	864
Provision for possible losses on earning assets	-	-	3,619
Gain (loss) on sale of premises and equipment	122	(1,395)	(855)
Rental income subjected to final tax	(101)	(481)	(437)
Provision for decline in value of foreclosed assets	-	-	(35,671)
Taxable income	**313,787**	**380,907**	**352,187**

The computation of taxable income for the fiscal years 2003, 2002 and 2001 was consistent with that reported in the Annual Tax Return (SPT) filed to the Tax Office.

The computation of tax expenses (benefits) were as follows:

	2003	2002	2001
Taxable income	313,787	380,907	352,187
Tax expense - current	94,119	114,255	105,638
Tax expense (benefit) - deferred	3,311	(8,128)	(5,788)
Total tax expense	**97,430**	**106,127**	**99,850**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

20. TAXES PAYABLE (continued)

The reconciliations between tax expense calculated by applying the applicable tax rate to the income before tax expense and the tax expense shown in the statements of income for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Income before tax expense	319,282	357,375	359,750
Tax expense with applicable tax rate	95,767	107,195	107,908
Permanent differences' effects on tax expense			
Donations	508	607	454
Business expansion	472	140	342
Other general and administrative expense	293	430	182
Non-deductible depreciation of premises and equipment	240	689	597
Other non-deductible expense	99	165	111
Entertainment and representations	44	219	259
Gain on sale of premises and equipment	37	(419)	(257)
Rental income	(30)	(144)	(131)
Provision for decline in value of foreclosed assets	-	-	(10,701)
Mutation from allowance for deferred tax assets and others	-	(2,755)	-
Provision for possible losses on earning assets	-	-	1,086
Total tax expense	**97,430**	**106,127**	**99,850**

The computation of income tax payable was as follows:

	2003	2002	2001
Taxable income	313,787	380,907	352,187
Tax expense - current	94,119	114,255	105,638
Prepayments of income tax Articles 23 and 25	92,671	114,129	71,257
Income tax payable	**1,448**	**126**	**34,381**

The details of deferred tax assets (liabilities) as of December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Allowance for possible losses on earning assets	9,424	13,446	1,136
Depreciation of premises and equipment	2,834	1,477	1,871
Employees' benefits	2,675	-	-
Decline in value of foreclosed assets	988	988	-
Unrealized loss (gain) from the decrease (increase) in the fair value of trading securities	(5,627)	(2,306)	1,846

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

20. TAXES PAYABLE *(continued)*

	2003	2002	2001
Reversal of deferred tax assets on revaluation of premises and equipment	-	-	(62)
Total	10,294	13,605	4,791
Allowance for deferred tax assets	(686)	(686)	-
Net	9,608	12,919	4,791

21. FUND BORROWINGS

Fund borrowings consisted of:

	2003	2002	2001
Rupiah			
Export Import Bank of Japan	38,104	43,547	48,991
World Bank	3,122	4,014	4,906
Foreign currencies			
Overdraft	-	8,923	13,209
Total	41,226	56,484	67,106

Export Import Bank of Japan

Based on the loan channeling agreement with Bank Indonesia dated July 25, 1996, the Bank obtained a loan facility to finance the investment and working capital of small business companies and venture capital projects from the Export Import Bank of Japan. This facility was originally extended to Bank Indonesia, which then channelled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent to JP¥ 1,300,000,000 using the exchange rate at drawdown date) due within 14 years, includes a three-year grace period and is guaranteed by the Bank's acceptance or promissory notes. Repayments are made through 22 equal semi-annual installments from February 15, 2000 to August 15, 2010. The interest rates for the loan facility are calculated based on the average interest rates of the 3-month Bank Indonesia Certificates during the latest 6-month period. The average interest rates were 12.78%, 17.08% and 14.47% a year in 2003, 2002 and 2001, respectively.

World Bank

Based on the loan channeling agreement with Bank Indonesia dated June 20, 1995, the Bank obtained a loan facility to finance customers in the agriculture and agribusiness industry from the International Bank for Reconstruction and Development (World Bank). This facility was originally extended to Bank Indonesia, which then channelled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This facility (Rupiah loan facility equivalent to US$ 5,300,000 using the exchange rate at drawdown date) due within 12 years, includes a 3-year grace period and is guaranteed by the Bank's acceptance or promissory notes, repayable in 18 equal semi-annual Rupiah installments from September 30, 1998 to March 30, 2007. The floating interest rates on the above facility are calculated based on the average interest rates of the 3-month Bank Indonesia Certificates during the latest 6-month period or the average interest rate of the 3-month time deposit from the five state-owned banks during the latest 6-month period, whichever is lower. The average interest rates were 12.11%, 13.76% and 12.08% a year in 2003, 2002 and 2001, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

22. SHARE CAPITAL

The Bank's shareholders and their respective shareholdings are as follows:

	2003		
Shareholders	Issued and Fully Paid (Par Value of Rp 250 per share)	Percentage of Ownership	Amount
PT Sari Dasa Karsa	2,765,670,505	55.45%	691,418
Commissioners			
Lukito Winarto	5,982,060	0.12	1,495
Soetadi Limin	4,642,560	0.09	1,161
Director			
Eddy Muljanto	22,571,637	0.45	5,643
Public			
International Finance Corporation	335,000,000	6.72	83,750
PT Makindo Tbk	297,743,526	5.97	74,436
Others (below 5% each)	1,556,501,712	31.20	389,125
Total	**4,988,112,000**	**100.00%**	**1,247,028**

	2002		
Shareholders	Issued and Fully Paid (Par Value of Rp 250 per share)	Percentage of Ownership	Amount
PT Sari Dasa Karsa	1,836,462,836	61.67%	459,116
Commissioners			
Lukito Winarto	5,210,492	0.17	1,303
Soetadi Limin	3,223,584	0.11	806
Director			
Eddy Muljanto	16,844,504	0.57	4,211
Public			
PT Makindo Tbk	198,557,328	6.67	49,639
Others (below 5% each)	917,678,066	30.81	229,419
Total	**2,977,976,810**	**100.00%**	**744,494**

	2001		
Shareholders	Issued and Fully Paid (Par Value of Rp 500 per share)	Percentage of Ownership	Amount
PT Sari Dasa Karsa	716,147,000	73.83%	358,074
Commissioners			
Lukito Winarto	1,673,000	0.17	836
Director			
Eddy Muljanto	6,584,000	0.68	3,292
Public			
PT Makindo Tbk	63,980,000	6.60	31,990
Others (below 5% each)	181,616,000	18.72	90,808
Total	**970,000,000**	**100.00%**	**485,000**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

22. SHARE CAPITAL (continued)

In 2001, there were no transactions related to share capital, while transactions related to share capital during 2003 and 2002 were as follows:

a. 2003

1. Limited Public Offering II

On April 23, 2003 based on the letter from the Chairman of the Capital Market Supervisory Agency No. S-838/PM/2003, the Bank conducted a Limited Public Offering II to its shareholders by issuing 744,494,202 shares with nominal value and an offering price of Rp 250 and Rp 360, respectively. All of these shares were newly issued from the Bank's portfolio and registered with BEJ and BES.

The registration of the Limited Public Offering II shares representing 737,049,260 shares (after deducting the 1% or 7,444,942 of shares owned by PT Sari Dasa Karsa, majority founder shareholder), was approved by BEJ based on its Letter No. S-0665/BEJ.PSJ/05-2003 and Notification No. PENG-123/BEJ.PSJ/P/06-2003 dated June 11, 2003, and approved by BES based on its Letter No. JKT-015/LIST-EMITEN/BES/V/2003 and Notification No. JKT-201/PENG-LIST/BES/V/2003 dated May 19, 2003.

2. Distribution of Bonus Stock and Stock Dividend

Based on the Extraordinary General Shareholders' Meeting Decision held on August 22, 2003, and registered through Notarial Deed No. 28 of Fathiah Helmi, S.H., dated the same day, the shareholders resolved to distribute bonus stock of 959,549,650 shares at nominal value of Rp 250 per share by capitalizing the additional paid-in-capital from distribution of stock dividend in 2002 (see Note 22.b.1) and the Bank's Initial Public Offering II in 2003 (see Note 22.a.1), net of the expenses incurred in the Limited Public Offerings I and II.

Also, the shareholders resolved to distribute a stock dividend amounting to 306,091,338 shares or Rp 168,350 based on the Bank's closing price in BEJ on August 21, 2003 at Rp 550 per share.

The registration of bonus stock and stock dividend of 1,252,984,580 shares (after deducting the 1% or 12,656,408 of shares owned by PT Sari Dasa Karsa, majority founder shareholder), was approved by BEJ based on its Letter No.S-1657/BEJ.PSJ/10-2003 dated October 21, 2003 and Notification No. No. PENG-353/BEJ.PSJ/P/10-2003 dated 23 Oktober 2003, and approved by BES through No. JKT-082/PENG-LIST/BES/IX/2003 dated September 4, 2003.

b. 2002

1. Distribution of Bonus Stock and Stock Dividend

Based on the Extraordinary General Shareholders' Meeting Decision held on March 28, 2002, and registered through Notarial Deed No. 36 of Fathiah Helmi, S.H., dated the same day juncto Deed No. 1 dated June 4, 2002, the shareholders resolved to distribute bonus stock of 47,133,917 shares at nominal value of Rp 500 per share by capitalizing the additional paid-in-capital from the Bank's initial public offering in 2000 amounting to Rp 23,567.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

22. SHARE CAPITAL (continued)

b. 2002 (continued)

1. Distribution of Bonus Stock and Stock Dividend (continued)

The shareholders also resolved to distribute stock dividend of 223,689,754 shares or Rp 279,612 based on the Bank's closing price in BEJ on March 27, 2002 at Rp 1,250 per share.

The registration of bonus stock and stock dividend of 268,115,434 shares (after deducting the 1% or 2,708,237 of shares owned by PT Sari Dasa Karsa, majority founder shareholder), was approved by BEJ based on its Letter No. S-1444/BEJ.EEM/05-2002 dated May 7, 2002, Letter No. S-1475/BEJ.EEM/05-2002 and Notification No. PENG-256/BEJ.EEM/05-2002 dated May 16, 2002, and approved by BES through Notification No. JKT-230/LIST-PENG/BES/V/2002 dated May 20, 2002 and Notification No. JKT-218/LIST/PENG/BES/V/2002 dated May 17, 2002.

2. Increase in Authorized Share Capital

In the Extraordinary General Shareholders' Meeting held on March 28, 2002 and registered through Notarial Deed No. 37 of Fathiah Helmi, S.H., dated the same day, the shareholders resolved to increase Bank's authorized share capital from Rp 900,000 consisting of 1,800,000,000 shares with par value of Rp 500 per share to Rp 1,800,000 consisting of 3,600,000,000 shares with par value of Rp 500 per share.

3. Limited Public Offering I

In August 2002 based on the letter from the Chairman of the Capital Market Supervisory Agency No. S-1879/PM/2002 dated August 23, 2002, the Bank conducted a Limited Public Offering I to its shareholders representing 248,164,734 shares at Rp 500 offering price per share. All of these shares are newly issued shares from the Bank's portfolio and registered with BEJ and BES.

The registration of shares of the Limited Public Offering I representing 245,683,085 shares (after deducting the 1% or 2,481,649 shares of PT Sari Dasa Karsa, majority founder shareholder), was approved by BEJ based on its Letter No. S-2254/BEJ.EEM/09-2002 and Notification No. PENG-509/BEJ-EEM/10-2002 dated October 3, 2002, and approved by BES based on its Letter No. JKT-002/LIST-EMITEN/BES/IX/02 dated September 2, 2002 and Notification No. JKT-002/LIST-EMITEN/BES/IX/02 dated September 12, 2002.

4. Registration of Shares in ADR-Level 1 in the United States Securities and Exchange Committees (US SEC)

To improve the Bank's image and give an opportunity to foreign investors to own shares in the Bank, on October 11, 2002 the Bank submitted a share registration application in the form of ADR-level 1 to the United States Securities and Exchange Committees (US SEC). This application was approved by the US SEC under No. File 82-34694 on December 10, 2002 and starting April 21, 2003, the shares in the form of ADR-level 1 have been available for trading. Up to the date of the independent auditors' report, none of the Bank's shares in the form of ADR-level 1 had actually been traded yet on the US SEC.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

22. SHARE CAPITAL (continued)

b. 2002 (continued)

5. Stock Split

In an Extraordinary General Shareholders' Meeting held on November 25, 2002 and registered through Notarial Deed No. 39 of Fathiah Helmi, S.H., dated on the same day, the shareholders resolved to conduct a stock split from Rp 500 par value per share to Rp 250 par value per share. Consequently the share capital issued and fully paid increased from 1,488,988,405 shares to 2,977,976,810 shares at the same total nominal value of Rp 744,494, and the total authorized share capital increased from 3,600,000,000 shares to 7,200,000,000 shares.

The Bank's stock split from Rp 500 par value per share to Rp 250 par value per share was approved by BEJ and BES based on the Notification No. PENG-590/BEJ-EEM/12-2002 dated December 17, 2002 and Notification No. JKT-128/LIST-PENG/BES/XII/2002 dated December 27, 2002, respectively.

23. ADDITIONAL PAID-IN CAPITAL

As of December 31, 2003, additional paid-in capital amounting to Rp 91,827 represents the difference between the retained earnings capitalized as distribution of stock dividend of 306,091,338 shares at offering price of Rp 550 and nominal value of Rp 250 per share (see Note 22.a.2).

As of December 31, 2002, additional paid-in capital amounting to Rp 165,772 represents the difference between the retained earnings capitalized as distribution of stock dividend of 223,689,754 shares at offering price of Rp 1,250 and nominal value of Rp 500 per share (see Note 22.b.1), net of the expenses incurred in the Limited Public Offering I amounted to Rp 1,995 (see Note 22.b.3).

As of December 31, 2001, all additional paid-in capital amounting represents the Initial Public Offering of 194,000,000 shares at an offering price Rp 700 per share and nominal value Rp 500 per share in 2000, net of the expenses incurred in the initial public offering (see Note 1b).

24. REVALUATION INCREMENT ON PREMISES AND EQUIPMENT

As of June 30, 2001, the Bank revalued certain premises and equipment (land and certain buildings) in accordance with the Decree of Minister of Finance of Republic of Indonesia No. 384/KMK.04/1998 dated August 14, 1998. The revaluation of these premises and equipment was conducted by PT Artanila Permai, an independent appraiser.

The revaluation increment on premises and equipment, for accounting purposes, amounting to Rp 103,280 (after final income tax deduction and reversal of deferred tax assets on premises and equipment being revalued) is presented in "Revaluation Increment on Premises and Equipment" as part of the equity in the balance sheets, whereas for tax reporting purposes, the revaluation increment on premises and equipment amounted to Rp 112,245.

The revaluation increment on premises and equipment for tax purposes amounting to Rp 112,245 was approved by the Head of the Jakarta Tax Office under its Decision Letter No. KEP-07/WPJ.06/KP.0404/2001 dated December 6, 2001.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

25. CASH DIVIDENDS

a. 2003

In the Annual General Shareholders' Meeting held on March 28, 2003, and registered through Notarial Deed No. 43 of Fathiah Helmi, S.H., the shareholders ratified the declaration of cash dividends derived from 2002 net income amounting to Rp 75,640 or Rp 25.40 per share. The cash dividends were paid on March 10, 2003 through interim cash dividends amounting to Rp 56,998 and the remaining amount of Rp 18,642 was paid on June 3, 2003. The cash dividends were approved by the Indonesian Bank Restructuring Agency (IBRA) on January 24, 2003 and April 21, 2003 based on its Letter No. PB-132/BPPN/0103 and No. PB-574/BPPN/0403, respectively.

Based on Decision Letter of Board of Directors No. 03/DIR/1015 dated July 2, 2003, the management ratified the declaration of interim cash dividend derived from the 2003 net income amounting to Rp 42,250 or Rp 11.35 per share. The distribution of an interim cash dividend was approved by IBRA on September 24, 2003 based on its Letter No. PB-1445/BPPN/0903 and was paid to the shareholders on November 4, 2003 (see Notes 14 and 36).

b. 2002

In the Annual General Shareholders' Meeting held on March 28, 2002 and registered through Notarial Deed No. 35 of Fathiah Helmi, S.H., the shareholders ratified the declaration of cash dividends derived from the 2001 net income amounting to Rp 129,980 or Rp 134 per share. The cash dividends were approved by IBRA on April 8, 2002 based on its Letter No. PB-678/BPPN/0402 and were paid on May 17, 2002.

c. 2001

In the Annual General Shareholders' Meeting held on May 25, 2001 and registered through Notarial Deed No. 29 of Fathiah Helmi, S.H., the shareholders ratified the declaration of cash dividends amounting to Rp 31,040 or Rp 32 per share. The cash dividends were approved by IBRA based on its Letter No. PB-114/BPPN/0401 dated April 9, 2001 and was paid to the shareholders on July 5, 2001.

26. DIFFERENCE IN VALUE OF TRANSACTIONS WITH ENTITIES UNDER COMMON CONTROL

The difference in value of transactions with entities under common control was derived from:

	Sales Price (Purchase Price)	Net Book Value	Difference
Sale of land and buildings to PT Bumi Citra Wicaksana on December 31, 1997	8,000	4,832	3,168
Purchase of land and buildings from PT Buana Land on December 19, 1997	(21,544)	12,156	(9,388)
Total			**(6,220)**

Land and buildings sold to and purchased from entities under common control are currently used by the Bank's branches.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

27. APPROPRIATED RETAINED EARNINGS

The details of appropriated retained earnings are as follows:

	Annual General Shareholders' Meeting	Amount
Balance, January 1, 2001		2,000
Appropriated in 2001	Notarial Deed No. 29 of Fathiah Helmi, S.H.	8,000
Appropriated in 2002	Notarial Deed No. 35 of Fathiah Helmi, S.H.	3,000
Appropriated in 2003	Notarial Deed No. 43 of Fathiah Helmi, S.H.	7,000
Balance, December 31, 2003		**20,000**

28. INTEREST INCOME

Interest income was derived from the following:

	2003	2002	2001
Securities	749,841	1,084,200	1,202,719
Loans	743,913	576,172	372,034
Placement with other banks	13,694	22,181	57,218
Current accounts with other banks	247	515	2,391
Total	**1,507,695**	**1,683,068**	**1,634,362**

Interest income from related parties for the years ended December 31, 2003, 2002 and 2001 was less than 5% of total interest income for the years ended December 31, 2003, 2002 and 2001, respectively.

29. INTEREST EXPENSE

This account represents interest expense incurred on the following:

	2003	2002	2001
Time and certificates of deposits	408,987	535,903	448,354
Saving deposits	313,073	385,044	391,468
Demand deposits	101,703	127,864	141,427
Premium paid in connection with the government guarantee	29,155	27,113	26,512
Call money	14,633	20,587	11,550
Fund borrowings	5,653	8,584	8,059
Others	70	32	549
Total	**873,274**	**1,105,127**	**1,027,919**

Interest expense incurred to related parties for the years ended December 31, 2003, 2002 and 2001, was less than 5% of total interest expense for the years ended December 31, 2003, 2002 and 2001, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

30. GENERAL AND ADMINISTRATIVE

General and administrative expenses consisted of:

	2003	2002	2001
Gratification	46,667	41,269	32,819
Depreciation of premises and equipment (see Note 13)	39,387	39,120	31,219
Telecommunication, electricity and water	36,462	30,205	23,595
Repair and maintenance	20,143	13,680	9,406
Printed materials and office supplies	19,739	11,498	12,004
Advertising and promotion	14,555	11,670	6,544
Professional fees	12,476	13,187	4,000
Education and training	11,536	7,458	5,239
Insurance (see Note 36)	2,471	2,501	2,160
Others	17,747	18,258	19,325
Total	**221,183**	**188,846**	**146,311**

31. SALARIES AND EMPLOYEES' BENEFITS

Salaries and employees' benefits expense consisted of:

	2003	2002	2001
Salaries and wages	135,356	126,380	106,393
Meals, transportation and other allowance	17,754	17,497	14,403
Pension fund contribution (see Note 34)	11,771	10,499	16,413
Overtime	10,987	11,551	9,290
Lebaran bonus	9,512	8,500	7,415
Employees' benefits (see Note 34)	8,917	-	-
Honorarium	8,350	11,774	8,632
Medical	7,028	7,082	5,384
Obligatory employee insurance (*Jamsostek*)	3,936	3,439	2,913
Severance pay	1,758	12,277	6,369
Others	2,489	2,026	2,162
Total	**217,858**	**211,025**	**179,374**

32. UNREALIZED SPOT FOREIGN CURRENCY BOUGHT AND SOLD

The details of the unrealized spot currency bought and sold made with third parties are as follows:

	2003		
	Foreign currencies		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	7,500,000	63,188
	SIN$	1,020,600	5,067
			68,255

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

32. UNREALIZED SPOT FOREIGN CURRENCY BOUGHT AND SOLD (continued)

	2003		
	Foreign currency		Rupiah
Liabilities			
Unrealized spot foreign currency sold	US$	10,400,000	87,620

	2002		
	Foreign currencies		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	16,500,000	147,675,000
Liabilities			
Unrealized spot foreign currency sold	US$	6,500,000	58,175,000
	JP¥	119,460,000	9,010,629
			67,185,629

	2001		
	Foreign currency		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	14,800,000	153,920,000
Liabilities			
Unrealized spot foreign currency sold	US$	6,400,000	66,560,000

33. COMMITMENTS AND CONTINGENCIES

The Bank's commitments and contingencies were as follows:

	2003	2002	2001
Commitments			
Commitment liabilities			
Unused loans facilities granted	(2,262,943)	(1,725,053)	(1,428,390)
Outstanding irrevocable Letters of Credit	(45,255)	(77,390)	(46,151)
Purchase of government bonds FR0009	-	(90,956)	-
Total commitments liabilities	(2,308,198)	(1,893,399)	(1,474,541)
Contingencies			
Contingencies receivables			
Interest income on non-performing loans (see Note 2r)	1,275	1,117	890

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

33. COMMITMENTS AND CONTINGENCIES (continued)

	2003	2002	2001
Contingencies liabilities			
Bank guarantees	(127,444)	(120,704)	(84,757)
Unused traveller's cheques	(3,659)	(2,618)	(8,063)
Standby L/C	(1,541)	(482)	(812)
Contingencies liabilities - net	(131,369)	(122,687)	(92,742)
Commitments and contingencies liabilities - net	**(2,439,567)**	**(2,016,086)**	**(1,567,283)**

34. PENSION BENEFIT AND EMPLOYEES' BENEFITS

On June 20, 2000 the Ministry of Manpower issued Decree No. Kep-150/Men/2000 (Kep-150) regarding the "Settlement of Work Dismissal and Determination of Separation, Appreciation and Compensation Payments by Companies", which requires companies to pay their employees termination, gratuity and compensation benefits in case of employment dismissal based on the employees' number of years of service and salary, provided the conditions set forth in the decree are met.

As of December 31, 2002 and 2001, the Bank had not accrued a provision for termination, gratuity and compensation expenses as provided under Kep-150 since the Bank has a defined benefit retirement plan covering all of their permanent employees, which is managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Such retirement plan was approved by the Minister of Finance in Letter No. KEP 039/KM.17/1996 dated February 6, 1996. Under the plan, pension benefits are to be paid to eligible employees at retirement, based primarily upon years of service with the Bank and compensation rates near retirement. The plan is funded through contributions by the Bank, which are sufficient to meet the minimum requirements set fort in applicable pension fund laws. This contribution usually reflects employees' current service cost, amortization of past service cost and amortization of actuarial calculation adjustments. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 5% of basic salary.

The pension fund cost paid by the Bank, which consists of normal cost and the amortization of past service cost, for years ended December 31, 2003, 2002 and 2001 amounted to Rp 11,771, Rp 10,499 and Rp 16,413, respectively (see Note 31).

Based on the financial statements of Dana Pensiun PT Bank Buana Indonesia Tbk as of December 31, 2003, 2002 and 2001, the funding status of the pension plan as of such dates was as follows:

	2003	2002	2001
Fair value of plan's net assets	190,624	157,209	129,700
Actuarial liability	(208,713)	(132,702)	(127,078)
Excess of fair value of plan's net assets (liabilities) over actuarial liability	**(18,089)**	**24,507**	**2,622**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

34. PENSION BENEFIT AND EMPLOYEES' BENEFITS (continued)

The following actuarial assumptions were used to measure the present value of the retirement benefits:

	2003	2002	2001
Weighted average discount rate per annum to calculate the actuarial liability	10%	13%	13%
Salary increase per annum	6%	10%	10%

On March 25, 2003, Labor Law No. 13 Year 2003 (Law No. 13/2003) was enacted. Based on the Law No. 13/2003, a company should pay the employees' termination, gratuity and compensation benefit if certain conditions in the Law No. 13/2003 exist, where the amount to be paid is the highest value between Law No.13/2003 and company's defined benefit retirement plan.

As of December 31, 2003, the Bank recorded an additional accrual for termination, gratuity and compensation expenses as provided under Law No.13/2003 and the Bank's employees' agreement, after considering the Bank's defined benefit retirement plan, based on the actuarial valuation as of December 31, 2003 performed by PT Sienco Aktuarindo Utama, an independent actuary, on its report dated January 26, 2004, using the "Projected Unit Credit" method after considering the following assumptions:

Actuarial interest rate: 10% per annum
Mortality rate using table CSO-1958
Salary increase: 6% per annum
Amortization of past service cost: 8.58 years
Pension age: 55 years

As of December 31, 2003, the result of the acturial calculation after considering the Bank's defined benefit retirement plan, was as follows:

	Total
Current period cost	230
Amortization of past service cost	8,687
Total (see Notes 20 and 31)	**8,917**

35. GOVERNMENT GUARANTEE FOR THE PAYMENT OF OBLIGATIONS OF COMMERCIAL BANKS

Based on the Decision Letter No. 26/KMK.17/1998 from the Ministry of Finance of the Republic of Indonesia dated January 28, 1998, which was amended through the Decision Letter No. 179/KMK.017/2000 from the Ministry of Finance of the Republic of Indonesia dated May 26, 2000, concerning the "Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks", the Government has agreed to guarantee the payment of the liabilities of banks which are members of the government guarantee program that meet certain criteria.

The guarantee program is valid from January 26, 1998 to January 31, 2001. The guarantee period will be automatically extended for the next six months continuously, except when the Ministry of Finance, through a notice within a period of at least six months before the end of the guarantee period or the extended period, expresses its intention not to extend the guarantee period.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

36. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

In the Bank's normal operations, the Bank has operating and financial transactions with related parties which are made at normal rates and conditions, except for non-interest bearing loans to certain employees with terms ranging from 1 to 10 years.

The details of transactions with related parties are as follows:

	2003		2002		2001	
	Total	Percentage (%)	Total	Percentage (%)	Total	Percentage (%)
Export bills						
PT Indo Baju Indah	2,250	0.01	1,192	0.01	-	-
PT Idola Bangun Idea	-	-	690	0.01	-	-
Total securities	2,250	0.01	1,882	0.02	-	-
Loans						
Outstanding balances above Rp 1,000 each						
PT Indo Baju Indah	12,638	0.09	13,040	0.10	-	-
PT Idola Bangun Idea	11,298	0.08	9,666	0.07	-	-
PT Gizindo Pangansejati	2,996	0.02	2,816	0.02	2,316	0.02
PT Karet Mas	2,869	0.02	1,634	0.01	1,941	0.02
PT Fiberindomas Cemerlang	2,667	0.02	2,395	0.02	1,117	0.01
PT Megah Nurindo Pratama	2,419	0.02	-	-	-	-
PT Sinar Elang Sakti Mas	2,114	0.01	-	-	-	-
Soemardi Oei and Anwar Tandanu	2,000	0.01	1,950	0.01	-	-
PT Strada Multi Perkasa	1,897	0,01	1,122	0.01	-	-
PT Kalimantan Medan Abadi Raya	1,549	0.01	1,503	0.01	-	-
Ng Tjie Koang	1,481	0.01	2,029	0.02	962	0.01
PT Kota Mas Permai	1,473	0.02	190	0.01	-	-
PT Industri Nonwoven Inumas	1,359	0.01	1,575	0.01	830	0.01
PT Enerfa Saptadaya Prima	1,167	0.01	-	-	-	-
Hendra Suryadi	1,069	0.01	583	0.01	685	0.01
PT Gemini Mas Mulia	770	0.01	970	0.01	1,170	0.01
PT Kayayama Perkasa	395	0.01	1,551	0.01	650	0.01
PT Pintu Mas Mulia Kimia	-	-	18,130	0.14	14,844	0.12
PT Tritunggal Multi Chemicals	-	-	7,303	0.05	3,800	0.03
PT Tomang Elok	-	-	1,452	0.01	-	-
Outstanding balances below Rp 1,000 each						
Consists of 180, 103 and 86 debtors, as of December 31, 2003, 2002 and 2001, respectively	14,851	0.10	11,637	0.09	8,901	0.08
Total loans	65,012	0.45	79,546	0.60	37,216	0.33
Acceptances receivables	-	-	2,123	0.02	738	0.01
Insurance coverage for premises and equipment by PT Asuransi Buana Independent	188,724	-	126,139	-	101,010	-
Advances to shareholders in connection with interim cash dividend	42,250	0.29	-	-	-	-

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

36. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES (continued)

	2003		2002		2001	
	Total	Percentage (%)	Total	Percentage (%)	Total	Percentage (%)
Prepaid rent to						
PT Bumi Buana Sumber Indah	7,837	0.05	8,327	0.06	165	0.00
Deposits						
Demand	169,340	1.34	171,200	1.43	154,770	1.37
Saving	33,597	0.27	33,732	0.28	16,420	0.15
Time	225,443	1.78	143,614	1.19	65,901	0.59
Total	428,380	3.39	348,546	2.90	237,091	2.11
Deposits from other banks	-	-	-	-	293	0.01
Personnel expense						
Salaries and benefits paid to directors and commissioners	21,738	4.72	19,044	4.52	14,614	4.10
Compensation paid to marketing advisors	-	-	10,400	2.47	-	-
Building expense						
Rental expense to PT Bumi Buana Sumber Indah	8,203	1.78	9,139	2.17	9,555	2.68
General and administrative expense						
Insurance expense to PT Asuransi Buana Independent	2,471	0.54	2,501	0.59	2,160	0.61

Notes:

a. Percentages of securities, loans, acceptances receivable and prepaid rent are computed based on total assets on each balance sheet date.
b. Percentages of demand, savings and time deposits are computed based on total liabilities on each balance sheet date.
c. Percentages of personnel, rental and insurance expenses are computed based on total other operational expenses for each related year.
d. Interest income and expense from/to related parties, which are received/incurred by the Bank were less than 5% of the Bank's total interest revenue and expenses, respectively, for each related year.

Nature of related parties:

All related parties are related to the Bank due to same ownership/shareholdings.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING

Based on revised PSAK No. 5, the Bank's geographical and business segments are as follows:

Geographical segment

	2003						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	1,008,529	60,332	47,403	44,667	53,060	293,704	1,507,695
Fees and commissions	19,191	5,757	3,727	2,208	2,829	17,817	51,529
Total Interest Income	1,027,720	66,089	51,130	46,875	55,889	311,521	1,559,224
Interest Expense	508,532	36,446	48,666	37,418	40,564	201,648	873,274
Interest Income - Net	519,188	29,643	2,464	9,457	15,325	109,873	685,950
Other Operating Income							
Administration fees and commissions	18,523	2,588	2,104	1,751	2,247	14,452	41,665
Gains from foreign currency transactions - net	13,560	93	91	-	-	226	13,970
Gains from changes in the fair value of trading securities - net	11,071	-	-	-	-	-	11,071
Gains on securities sold and matured	4,025	-	-	-	-	-	4,025
Others	12,216	618	1,032	754	763	3,790	19,173
Total Other Operating Income	59,395	3,299	3,227	2,505	3,010	18,468	89,904
Reversal of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	1,609	-	-	-	-	-	1,609

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2003						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Other Operating Expenses							
General and administrative	148,856	8,582	4,706	6,176	6,786	46,077	221,183
Salaries and employees' benefits	129,032	10,469	7,498	7,572	11,029	52,258	217,858
Building expenses	13,577	891	722	580	481	4,369	20,620
Total Other Operating Expenses	291,465	19,942	12,926	14,328	18,296	102,704	459,661
INCOME FROM OPERATIONS	**288,727**	**13,000**	**(7,235)**	**(2,366)**	**39**	**25,637**	**317,802**
NON-OPERATING INCOME - NET							
Gain on sale of premises and equipment - net	(216)	984	-	36	160	1,412	2,376
Others	(592)	(42)	-	(49)	(34)	(179)	(896)
Total Non-Operating Income - Net	(808)	942	-	(13)	126	1,233	1,480
INCOME BEFORE TAX EXPENSE	287,919	13,942	(7,235)	(2,379)	165	26,870	319,282
TAX EXPENSE	97,430	-	-	-	-	-	97,430
NET INCOME	**190,489**	**13,942**	**(7,235)**	**(2,379)**	**165**	**26,870**	**221,852**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical segment (continued)

2003

Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Total assets	10,775,006	430,020	310,327	290,227	315,964	2,213,580	14,335,124
Total liabilities	7,057,607	628,481	759,872	531,294	621,419	3,053,150	12,651,823
Total loans	2,064,540	393,278	288,757	274,801	286,548	2,028,412	5,336,336
Total deposits and deposits from other banks	6,864,380	619,037	752,249	527,352	621,419	3,022,719	12,407,156

2002

Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	998,517	70,269	99,000	63,475	72,266	379,541	1,683,068
Fees and comissions	17,997	3,736	3,350	2,221	2,239	14,662	44,205
Total Interest Income	1,016,514	74,005	102,350	65,696	74,505	394,203	1,727,273
Interest Expense	643,475	45,119	67,772	41,339	47,642	259,780	1,105,127
Interest Income - Net	373,039	28,886	34,578	24,357	26,863	134,423	622,146
Other Operating Income							
Gains on securities sold and matured	38,148	-	-	-	-	-	38,148
Administration fees and commissions	16,517	2,025	1,847	1,423	1,918	11,597	35,327
Gains from foreign currency transactions - net	21,614	74	104	9	1	459	22,261

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2002						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Gains from changes in the fair value of trading securities - net	11,051	-	-	-	-	-	11,051
Others	24,768	597	714	854	555	3,347	30,835
Total Other Operating Income	112,098	2,696	2,665	2,286	2,474	15,403	137,622
Reversal of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	6,830	-	-	-	-	-	6,830
Other Operating Expenses							
Salaries and employees' benefits	127,907	10,683	7,236	6,573	10,267	48,359	211,025
General and administrative	119,968	8,702	4,734	5,543	6,041	43,858	188,846
Building expenses	13,677	962	891	541	505	4,876	21,452
Total Other Operating Expenses	261,552	20,347	12,861	12,657	16,813	97,093	421,323
INCOME FROM OPERATIONS	**230,415**	**11,235**	**24,382**	**13,986**	**12,524**	**52,733**	**345,275**
NON-OPERATING INCOME - NET							
Gain on sale of premises and equipment - net	1,203	7,988	1	-	200	1,344	10,736
Others	1,498	(38)	(3)	(42)	(38)	(13)	1,364
Total Non-Operating Income - Net	2,701	7,950	(2)	(42)	162	1,331	12,100

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical segment (continued)

2002

Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME BEFORE TAX EXPENSE	**233,116**	**19,185**	**24,380**	**13,944**	**12,686**	**54,064**	**357,375**
TAX EXPENSE	**106,127**	-	-	-	-	-	**106,127**
NET INCOME	**126,989**	**19,185**	**24,380**	**13,944**	**12,686**	**54,064**	**251,248**
Total assets	7,994,065	576,312	768,606	476,935	580,834	2,884,606	13,281,358
Total liabilities	6,844,749	557,126	744,228	462,989	568,150	2,830,540	12,007,782
Total loans	1,284,705	340,419	256,325	275,370	294,517	1,503,706	3,955,042
Total deposits and deposits from other banks	6,648,569	540,644	733,617	458,424	560,937	2,793,510	11,735,701

2001

Description	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	951,415	74,135	114,828	50,371	69,335	374,278	1,634,362
Fees and comissions	14,950	2,393	2,809	1,849	2,046	11,170	35,217
Total Interest Income	966,365	76,528	117,637	52,220	71,381	385,448	1,669,579
Interest Expense	583,334	45,683	75,791	33,027	44,649	245,435	1,027,919
Interest Income - Net	383,031	30,845	41,846	19,193	26,732	140,013	641,660

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2001						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Other Operating Income							
Gains from foreign currency transactions - net	28,202	222	250	25	9	550	29,258
Administration fees and commissions	11,582	1,205	1,574	1,000	1,455	8,830	25,646
Reversal of allowance for decline in value of foreclosed assets	35,671	-	-	-	-	-	35,671
Others	10,532	502	747	1,051	623	3,651	17,106
Total Other Operating Income	85,987	1,929	2,571	2,076	2,087	13,031	107,681
Provision for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	36,827	-	-	-	-	-	36,827
Other Operating Expenses							
Salaries and employees' benefits	110,689	8,541	5,878	5,609	8,753	39,904	179,374
General and administrative	96,679	6,334	3,495	3,853	5,527	30,423	146,311
Building expenses	17,798	741	855	382	142	4,115	24,033
Losses from changes in the fair value of trading securities - net	6,154	-	-	-	-	-	6,154
Total Other Operating Expenses	231,320	15,616	10,228	9,844	14,422	74,442	355,872
INCOME FROM OPERATIONS	**200,871**	**17,158**	**34,189**	**11,425**	**14,397**	**78,602**	**356,642**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical segment (continued)

Descriptions	2001 Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
NON-OPERATING INCOME - NET							
Gain on sale of premises and equipment - net	1,028	69	-	238	214	1,263	2,812
Others	189	(15)	79	(20)	(20)	83	296
Total Non-Operating Income - Net	1,217	54	79	218	194	1,346	3,108
INCOME BEFORE TAX EXPENSE	**202,088**	**17,212**	**34,268**	**11,643**	**14,591**	**79,948**	**359,750**
TAX EXPENSE	**99,850**	-	-	-	-	-	**99,850**
NET INCOME	**102,238**	**17,212**	**34,268**	**11,643**	**14,591**	**79,948**	**259,900**
Total assets	7,251,815	503,512	830,377	389,933	498,009	2,800,455	12,274,101
Total liabilities	6,380,632	486,300	796,109	378,288	483,418	2,720,508	11,245,255
Total loans	926,058	165,275	184,816	206,643	211,611	1,003,085	2,697,488
Total deposits and deposits from other banks	6,160,578	478,495	785,847	374,339	478,260	2,691,408	10,968,927

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Business Segment

	Loans	Treasury	Head Office and Others	Total
2003				
Revenue from external parties				
Interest income and commission	785,624	763,535	10,065	1,559,224
Total assets	5,267,828	7,745,639	1,321,657	14,335,124
2002				
Revenue from external parties				
Interest income and commission	609,014	1,106,381	11,878	1,727,273
Total assets	3,907,218	8,071,888	1,302,252	13,281,358
2001				
Revenue from external parties				
Interest income and commission	395,652	1,259,936	13,991	1,669,579
Total assets	2,621,861	8,483,109	1,169,131	12,274,101

38. NET OPEN POSITION

The net open positions (NOP) as of December 31, 2003, 2002 and 2001 were as follows:

	2003		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
United States Dollar	101,353	(108,046)	6,693
Singapore Dollar	(26,892)	27,971	1,079
Switzerland Franc	845	-	845
Japanese Yen	(1,447)	828	619
Hong Kong Dollar	486	-	486
Canada Dollar	438	-	438
New Zealand Dollar	437	-	437
Great Britain Pound Sterling	423	(7)	416
Australian Dollar	(25,543)	25,325	218
Euro	(32,213)	32,040	173
Saudi Arabian Riyal	74	-	74
Malaysia Ringgit	9	-	9
Brunei Darussalam Dollar	1	-	1
Thailand Baht	1	-	1
Total			**11,489**
Capital			**1,614,265**
Percentage of NOP to capital			**0.71%**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

38. NET OPEN POSITION (continued)

	2002		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
Japanese Yen	3,674	(9,011)	5,337
United States Dollar	444,126	(440,579)	3,547
Euro	2,074	-	2,074
Australian Dollar	(19,090)	17,738	1,352
Hong Kong Dollar	1,045	-	1,045
Switzerland Franc	885	-	885
Great Britain Pound Sterling	734	-	734
Singapore Dollar	(20,236)	20,615	379
Canada Dollar	204	-	204
New Zealand Dollar	132	-	132
Saudi Arabian Riyal	84	-	84
MalaysiaRinggit	3	-	3
Brunei Darussalam Dollar	9	-	9
Total			**15,785**
Capital			**1,210,490**
Percentage of NOP to capital			**1.30%**

	2001		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
Singapore Dollar	(24,121)	28,120	3,999
United States Dollar	42,849	(44,611)	1,762
Japanese Yen	18,582	(19,498)	916
Euro	(887)	-	887
Great Britain Pound Sterling	771	-	771
Hong Kong Dollar	(744)	-	744
Switzerland Franc	718	-	718
Canada Dollar	418	-	418
Denmark Kroner	312	-	312
Belgian Franc	226	-	226
Australian Dollar	(39,663)	39,858	195
Norwegian Kroner	140	-	140
New Zealand Dollar	66	-	66
Saudi Arabian Riyal	42	-	42
Deutsche Mark	32	-	32
Brunei Darussalam Dollar	8	-	8
Malaysia Ringgit	7	-	7

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

38. NET OPEN POSITION (continued)

	2001		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
Thailand Baht	1	-	1
Total			11,244
Capital			940,603
Percentage of NOP to capital			1.20%

Based on Bank Indonesia's Decision Letter No. 31/178/KEP/DIR dated December 31, 1998 regarding the net open position of a bank, the net open position shall be at a maximum of 20% of the capital. The net open position is the total absolute amount of the net difference of assets and liabilities, either in the balance sheet or in the administrative accounts, for each foreign currency.

39. CAPITAL ADEQUACY RATIO

On July 17, 2003, Bank Indonesia issued Regulation No. 5/12/PBI/2003 concerning the Capital Adequacy Ratio (CAR) considering market risk. Based on the regulation, banks which meet certain criteria, are required to meet the CAR at a minimum of 8% considering market risk within 18 months of the regulation being issued. As of December 31, 2003, 2002 and 2001, the Bank's CAR based on Bank Indonesia's Regulation No. 3/21/PBI/2001 dated December 13, 2001, which are computed in accordance with the Circular Letter of Bank Indonesia No. 3/30/DPNP dated December 14, 2001 was as follows:

	2003	2002	2001
Core Capital			
Paid-in capital	1,247,028	744,494	485,000
Additional paid-in capital	91,827	165,773	23,567
General reserves	20,000	13,000	10,000
Prior year income	(12,356)	305	152,997
Current year income	91,457	121,560	129,950
Difference in value of transactions with entities under common control	(6,220)	(6,220)	(6,220)
Unrealized gains from the change in the fair value of available-for-sale securities	4,971	1,697	322
Total core capital	1,436,707	1,040,609	795,616
Supplementary capital (maximum 100% of core capital)			
Revaluation increment on premises and equipment	103,280	103,280	103,280

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

39. CAPITAL ADEQUACY RATIO (continued)

	2003	2002	2001
General reserves on allowance for possible losses of earning assets (maximum 1.25% of RWA)	74,604	67,490	49,596
Total supplementary capital	177,884	170,770	152,876
Deduction of capital Investment in shares of stock	(326)	(889)	(7,889)
Total capital	**1,614,265**	**1,210,490**	**940,603**
Risk weighted assets (RWA)	7,231,700	5,417,511	3,967,680
Capital adequacy ratio	**22.32%**	**22.34%**	**23.71%**
Required capital adequacy ratio	**8%**	**8%**	**8%**

40. SIGNIFICANT AGREEMENTS

a. Based on the agency agreement dated August 8, 2001 between the Bank and PT MeesPierson Finas Investment Management (MPF) as the investment manager, MPF appointed the Bank as a sales agent of Mutual Fund Buana 88 Rupiah, Buana 88 Pendapatan Tetap and Buana 88 Dollar, to sell those mutual funds to the Bank's customers or prospective customers. This agreement shall continue indefinitely unless an event occurs that could terminate the agreement, such as MPF's failure to fulfill the investment policy, or bankruptcy of MPF or the Bank.

b. Based on the Financial Advisory Services Agreement dated February 21, 2002, which was extended and amended by the agreement on August 8, 2002, between the Bank and Asset Management Group of Indonesia as the Bank's financial consultant in relation to the possible entry of strategic foreign investors through participation in the ownership of the Bank's, directly or through the American Depository Receipt program, the Bank has an obligation to pay a retainer fee for the six-month period starting September 2002 and success fee at a certain percentage of the transaction value, less 50% of any retainer fee paid or outstanding. This agreement will be extended for the six-month period to August 31, 2003, or earlier than that date if the transaction to acquire 20% of the Bank's shares by foreign investors is completed. In April 2003, the Bank's shares acquisition by foreign investors was completed by the entry of International Finance Corporation as a new shareholder in Limited Public Offering II.

c. Total commitment of office rent to PT Bumi Buana Sumber Indah (related party) on December 31, 2001 was as follows:

	2001
Maturing in the next 1 year	8,933
Maturing in the next 2 years	8,203
Total	17,136

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES

As of December 31, 2003, 2002 and 2001, the remaining maturity periods of assets and liabilities were as follows:

	2003						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	141,346	141,346
Current accounts with Bank Indonesia	-	-	-	-	-	603,243	603,243
Current accounts with other banks - net	63,189	-	-	-	-	-	63,189
Placements with other banks - net	644,186	679	909	-	-	-	645,774
Securities - net	4,021,667	166,000	1,482,185	931,067	-	23,199	6,624,118
Securities under resell agreements - net	473,220	-	-	-	-	-	473,220
Derivative receivables - net	-	-	-	-	-	2,527	2,527
Loans - net	156,679	490,855	2,583,289	1,711,503	325,502	-	5,267,828
Acceptances receivable - net	-	-	-	-	-	18,219	18,219
Investments in shares of stock - net	-	-	-	-	-	323	323
Deferred tax assets - net	-	-	-	-	-	9,608	9,608
Premises and equipment - net	-	-	-	-	-	321,786	321,786
Other assets - net	-	-	-	-	-	163,943	163,943
Total Assets	5,358,941	657,534	4,066,383	2,642,570	325,502	1,284,194	14,335,124

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2003						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	62,606	62,606
Deposits	11,855,023	394,623	55,079	-	-	-	12,304,725
Deposits from other banks	102,431	-	-	-	-	-	102,431
Taxes payable	-	-	-	-	-	17,684	17,684
Derivative liabilities	-	-	-	-	-	75	75
Accrued expenses	-	-	-	-	-	22,543	22,543
Acceptance liabilities	-	-	-	-	-	18,403	18,403
Fund borrowings	-	3,168	3,168	24,003	10,887	-	41,226
Estimated losses on commitments and contingencies	-	-	-	-	-	2,650	2,650
Other liabilities	-	-	-	-	-	79,480	79,480
Total Liabilities	11,957,454	397,791	58,247	24,003	10,887	203,441	12,651,823
NET	**(6,598,513)**	**259,743**	**4,008,136**	**2,618,567**	**314,615**	**1,080,753**	**1,683,301**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2002						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	220,307	220,307
Current accounts with Bank Indonesia	-	-	-	-	-	548,923	548,923
Current accounts with other banks - net	82,681	-	-	-	-	-	82,681
Placements with other banks - net	1,205,866	59	718	-	-	-	1,206,643
Securities - net	2,997,810	2,457,836	447,164	732,169	-	30,242	6,665,221
Securities under resell agreements - net	-	198,618	-	-	-	-	198,618
Derivative receivables - net	-	-	-	-	-	1,406	1,406
Loans - net	139,712	455,485	1,976,755	1,229,402	105,864	-	3,907,218
Acceptances receivable - net	-	-	-	-	-	16,075	16,075
Investments in shares of stock - net	-	-	-	-	-	818	818
Deferred tax assets - net	-	-	-	-	-	12,919	12,919
Premises and equipment - net	-	-	-	-	-	316,746	316,746
Other assets - net	-	-	-	-	-	103,783	103,783
Total Assets	4,426,069	3,111,998	2,424,637	1,961,571	105,864	1,251,219	13,281,358

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2002						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	64,331	64,331
Deposits	11,329,252	88,659	32,323	-	-	-	11,450,234
Deposits from other banks	285,467	-	-	-	-	-	285,467
Taxes payable	-	-	-	-	-	42,845	42,845
Derivative liabilities	-	-	-	-	-	2,200	2,200
Accrued expenses	-	-	-	-	-	27,202	27,202
Acceptance liabilities	-	-	-	-	-	16,237	16,237
Fund borrowings	8,923	-	-	4,014	43,547	-	56,484
Estimated losses on commitments and contingencies	-	-	-	-	-	2,005	2,005
Other liabilities	-	-	-	-	-	60,777	60,777
Total Liabilities	11,623,642	88,659	32,323	4,014	43,547	215,597	12,007,782
NET	(7,197,573)	3,023,339	2,392,314	1,957,557	62,317	1,035,622	1,273,576

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2001						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	122,671	122,671
Current accounts with Bank Indonesia	-	-	-	-	-	518,880	518,880
Current accounts with other banks - net	87,285	-	-	-	-	-	87,285
Placements with other banks - net	1,036,727	1,585	871	-	-	-	1,039,183
Securities - net	3,716,852	1,821,676	111,817	593,912	-	28,880	6,273,137
Securities under resell agreements - net	-	703,212	465,220	-	-	-	1,168,432
Derivative receivables - net	-	-	-	-	-	2,356	2,356
Loans - net	122,823	327,889	1,292,559	790,877	87,713	-	2,621,861
Acceptances receivable - net	-	-	-	-	-	16,690	16,690
Investments in shares of stock - net	-	-	-	-	-	7,810	7,810
Deferred tax assets - net	-	-	-	-	-	4,791	4,791
Premises and equipment - net	-	-	-	-	-	299,595	299,595
Other assets - net	-	-	-	-	-	111,410	111,410
Total Assets	4,963,687	2,854,362	1,870,467	1,384,789	87,713	1,113,083	12,274,101

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2001						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	51,622	51,622
Deposits	10,737,924	150,260	66,270	-	-	-	10,954,454
Deposits from other banks	14,473	-	-	-	-	-	14,473
Taxes payable	-	-	-	-	-	62,986	62,986
Derivative liabilities	2,659	-	-	-	-	-	2,659
Accrued expenses	-	-	-	-	-	34,381	34,381
Acceptance liabilities	6,663	4,873	5,323	-	-	-	16,859
Fund borrowings	-	-	-	-	67,106	-	67,106
Estimated losses on commitments and contingencies	-	-	-	-	-	2,382	2,382
Other liabilities	-	-	-	-	-	38,333	38,333
Total Liabilities	10,761,719	155,133	71,593	-	67,106	189,704	11,245,255
NET	**(5,798,032)**	**2,699,229**	**1,798,874**	**1,384,789**	**20,607**	**923,379**	**1,028,846**

To anticipate the maturity gap resulting from differences in the maturity period between assets and liabilities, the Bank always maintains the liquidity of the Bank, such as maintaining the minimum reserve requirement of the current account with Bank Indonesia based on Bank Indonesia's requirements.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

42. ADDITIONAL INFORMATION

1. As of December 31, 2003, 2002 and 2001, the ratios of earnings assets classified as substandard, doubtful, and loss, to total earning assets were 0.43%, 0.25% and 0.66%, respectively.

2. Non-performing loans ratios (classified as sub-standard, doubtful and loss) to total loans as of December 31, 2003, 2002 and 2001 were 0.86%, 0.75% and 2.80%, respectively.

43. ECONOMIC CONDITIONS

The economic conditions in Indonesia are still affected by social stability and political conditions although there have been positive improvements on major economic indicators, such as increasing economic transactions, better liquidity and lower interest and inflation rate. In addition, investors' confidence has improved as seen by the increases in stock market prices.

In response to these economic conditions, the Bank is consistently selective in granting loans and invest its over liquidity in certain securities which have good ratings. In operational and capital expenditures, the Bank maintains the efficiency and effectivity of the disbursement as compared to its returns.

The Bank's management believes that with prudent banking principles and the entry of International Finance Corporation as the Bank's new shareholder through Limited Public Offering II in 2003, the Bank will continue to grow.

The accompanying financial statements include the effects of the economic conditions to the extent that they can be determined and estimated.

44. SUBSEQUENT EVENTS

a. Securities under resell agreements as of December 31, 2003 were resold on the due dates, amounting to Rp 60,529 on January 12, 2004 and Rp 420,591 on January 26, 2004 (see Note 8).

b. Based on Decision Letter of Board of Directors No. 04/DIR/060 dated January 29, 2004, the Bank plans to issue Bank Buana Indonesia Subordinated Bond I Year 2004 with maximum nominal value of Rp 500,000 at a fixed interest rate.

c. In connection with the Bank's plans to issue Bank Buana Indonesia Subordinated Bond I Year 2004 with maximum nominal value of Rp 500,000 at a fixed interest rate, on February 11, 2004, the Bank submitted the registration statement for the Subordinated Bond I Bank Buana Indonesia year 2004 to the Capital Market Supervisory Agency (BAPEPAM) in its letter No. 04/DIR/098.

d. Based on the letter from PT Pemeringkat Efek Indonesia (Pefindo) dated Februari 19, 2004, the rating of Bank Buana Indonesia Subordinated Bond I Year 2004 with maximum nominal value of Rp 500,000 is idBBB+ (Triple B Plus). Based on the letter from Pefindo dated November 7, 2003, the Bank's corporate rating is idA- (Single A minus).

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

45. REISSUANCE OF THE FINANCIAL STATEMENTS

On January 29, 2004, the Bank have issued the financial statements for the years ended December 31, 2003, 2002 and 2001. In connection with the Bank's plan to issue subordinated bond I as discussed in Note 44, the Bank reissued the financial statements for the years ended December 31, 2003, 2002 and 2001 with certain changes and additional disclosures in the notes to the financial statements, such as salaries and benefits paid to directors and commissioners (see Note 36), submission of the registration statements for the Subordinated Bond I Bank Buana Indonesia year 2004 to the Capital Market Supervisory Agency (BAPEPAM) (see Note 44c) and the rating of Subordinated Bond I Bank Buana Indonesia year 2004 (see Note 44d).

46. COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Bank is responsible for the preparation of the accompanying financial statements that were completed on March 29, 2004.

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Corporate Data

- Board of Commissioners
- Board of Directors
- Executive Vice Presidents
- Audit Committee
- Division and Unit Head
- Branch Manager
- Organizational Structure
- Product & Services
- Branch Network
- Addresses

Management

Board of Commissioners

Chairman	: R. Rachmad
Commissioner	: Lukito Winarto
Commissioner	: Wimpie Wirja Surja
Commissioner	: Soetadi Limin

Board of Directors

President Director	: Jimmy Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh
Director	: Soehadie Tansol

Executive Vice Presidents

Executive Vice President	: Karman Tandanu
Executive Vice President	: Januar Tedjo Kusumo
Executive Vice President	: Antony



R. Rachmad

Chairman

Indonesian citizen. Born in Demak on April 12,1931. Studied at University of Indonesia, Faculty of Economics - Extension Program, Jakarta, in 1967 (Semester VI). Started his career in Kepolisian Keresidenan (Police County) in Semarang (1949-1956). General Manager of Bank Indonesia (BI) from 1956 to 1983 and was finally Director of Bank Indonesia from 1983 to 1993. After his retirement from BI, he took the position of Commissioner of PERURI (Indonesian Currency Issuance Company) (1994-1998). Chairman of Board of Audit of PT Bank Prima Express since1996-2002. Chairman of Bank Buana (1998-present).



Lukito Winarto

Commissioner

Indonesian citizen. Born in Jakarta on October 21, 1959. Majoring in Civil Engineering at the University of Wisconsin, Madison-USA in 1980. Participated in several training and seminars on Banking. Joined the Company in 1980 and started as a Sub-Manager of Bank Buana Head Office, Deputy Sub-Branch Manager of Sawah Besar, Sub-Branch Manager of Sawah Besar, Branch Manager of Harmony. Commissioner of Bank Buana (1998-present).



Wimpie Wirja Surja

Commissioner

Indonesian citizen. Born in Sibolga on August 29, 1946. Studied in Faculty of Economics at University of North Sumatera in 1967 and took course at Banking Academy in Medan in 1972. Joined the Company in 1967 with the position of Administration Staff at Medan Branch. In 1973 worked at Bandung Branch, in 1975 Deputy Branch Manager at Semarang, in 1978 Branch Manager at Solo, in 1980 Deputy Branch Manager at Surabaya, in 1981 Branch Manager at Pontianak. Chief of Internal Audit Unit from 1996-2000. Commissioner of Bank Buana (2001-present).



Soetadi Limin

Commissioner

Indonesian citizen. Born in Tanjung Balai (Asahan) on January 13, 1945. BA Graduate in Banking from Perbanas Banking Academy in Medan and received MBA degree in Banking & Finance from Golden Gate University, USA. Participant of numerous banking seminars held by Bank of California and Bank of America in 1978. Last Banking Seminar attended was Corbank Executive Management Seminar held by Bank of America in 1995 in San Francisco, USA. Deputy Branch Manager of Bank Buana Medan (1972-1976). Deputy Head of International Division (1976-1979), International Banking Division Head (1979-1988), Managing Director of International Banking (1989-1995) and eventually became Deputy President Director (1996-1999). Commissioner of Bank Buana (November 2002-present).



Jimmy Kurniawan Laihad

President Director

Indonesian citizen. Born in Jakarta on September 2, 1958. Graduated from the De La Salle University in Manila, Philippine with a Bachelor of Science in Management of Financial Institution and from the American Graduate School of International Management, Glendale, Arizona, USA with a Master of International Management. Participated in various overseas seminars and job trainings in banking and finance. Started his career at the China Banking Corporation in Manila in 1980. Became Senior Credit Analyst at PT Manufactures Hanover Leasing Indonesia from 1982 to 1985. Worked as Head of Credit Department at PT Euras Buana Leasing Indonesia from 1986 to 1989. Worked as Director of PT Euras Buana Leasing from 1989 to 1991. Worked as Director at PT Mitsubishi Buana Bank Jakarta from 1991 to 1995. Director at Bank Buana from 1996-1999 and President Director from August 1999 to present.



Aris Janasutanta Sutirto

Director

Indonesian citizen. Born in Surabaya on April 29, 1945. Studied Economics at Airlangga University. Participated in various banking seminars. Started his career as staff at Bank BCA in Surabaya from 1966 to 1969. Worked at Bank Buana Surabaya from 1969 to 1977 as Section Head of Current Account. Worked at Bank Buana Urip Sumohardjo Sub-Branch from 1977 to 1978 as Head of Sub-Branch Office. Worked as Deputy Head of Branch Office at Bank Buana Semarang from 1978 to 1981. Head of Branch Office at Bank Buana Semarang from 1981to 1991. Head of Branch Office at Bank Buana Bandung from 1991to 1995. Director at Bank Buana from 1996 to present.



Eddy Muljanto

Director

Indonesian citizen. Born in Jakarta on March 23, 1947. High school graduated in 1965. Started his career in 1967 to 1970 as Assistant Manager at Bank Buana. Assistant Director at PT Karet Mas from 1971 to 1973. Director at PT Karet Mas from 1974 to 1983. President Director at PT Inumas from 1980 to 1983. Worked as Head of the Domestic Division at Bank Buana from 1984 to 1995. Commissioner at PT Sari Dasa Karsa from 1990 to 1999. Executive Vice President at Bank Buana from 1995 to July 1999. Director at Bank Buana from August 1999 to present.



Pardi Kendy

Director

Indonesian citizen. Born in Pontianak on September 27, 1958. Graduated from University of Luton with a Master of Business Administration degree. Participated in various domestic and overseas seminars and training. Started his career in 1977 at the Hong Kong and Shanghai Banking Corporation in Jakarta as Junior Staff, his last position was Treasury Executive Officer from 1986 to 1987. Chief Dealer Treasury at the Bangkok Bank Limited in Jakarta from 1987 to 1988. Treasury Manager at Bank Mitsubishi Buana in 1996. Part timer Consultant at Bank Mitsubishi Buana in 1996. Head of Treasury Division from 1996 to 1997 at Bank Buana. Executive Vice President from 1998 to 1999 at Bank Buana. Director at Bank Buana from August 1999 to present.



Safrullah Hadi Saleh

Director

Indonesian citizen. Born in Jakarta on September 23, 1954. Graduated with a Bachelor of Science in Accounting from the De La Salle University in Manila, Philippine. Participated in various domestic and foreign training and courses in finance and banking. Started his career as Partner-in-Charge at Drs. Prasetio, Utomo & Co Accountant Office from 1975 to 1993. President Director at PT Bank Arya Panduarta Tbk from May 1993 to March 1999. Management Team Coordinator at PT Bank Nusa National from March 1999 to September 1999. Chief Financial Officer and Project Manager on the merge of "8 BTO banks into PT Bank Danamon Indonesia Tbk" from October 1999 to September 2001. Director at Bank Buana from October 2001 to present.



Soehadie Tansol

Director

Indonesian citizen. Born in Pontianak May 2, 1959. MBA graduated from John Luther Institute Management in 1993. Participated in several domestic and foreign courses and training. Started to work at Bank Buana as Head of Checking Account Department from 1980 to 1987 in Pontianak Branch. Head of Bookkeeping Department at Bank Buana from 1987 to 1989. Worked as an authorized signer from 1989 to 1990. Head of Batam Branch from 1991 to 1996, Head of Pontianak Branch from 1996 to 1997. Head of Palembang Branch Office from 1997 to 1998. Head of Organization, Research and Development Division at Bank Buana from 1999 to 2001. Executive Vice President at Bank Buana from 2001 to 2002. Compliance Director at Bank Buana from January 2003 to present.



Karman Tandanu

Executive Vice President

Indonesian citizen. Born in Medan on November 25, 1951. Graduated from Yock Eng High School in Singapore in 1971. Started work as Corporate Branch Office Staff in Medan from 1972 to 1974. Staff at Bank Buana Indonesia Jakarta from 1974 to 1976. Deputy Head of International Division at Bank Buana Jakarta from 1976 to 1979. Senen Sub-Branch Manager from 1979 to 1980. Deputy Head of Surabaya Branch from 1980 to 1985. Division Head of International Division from 1985 to 1995 at Bank Buana Jakarta. Executive Vice President at Bank Buana from 1995 to present.



Januar Tedjo Kusumo

Executive Vice President

Indonesian citizen. Born in Surabaya on January 2, 1956. High School graduate. Participated in several domestic and foreign courses and seminars. Started to work at Daya Guna Company from 1975 to 1977 as Administration Staff in Surabaya. Worked at the Clearance Department at Bank Buana Surabaya from 1977 to 1979. Worked at the Current Account Department at Bank Buana Surabaya from 1979 to 1980, Credit Department from 1980 to 1981. Head of Credit Department from 1981 to 1982. Deputy Head of Branch at Bank Buana Palembang from 1982 to 1984. Deputy Branch Office Manager at Bank Buana Bandung from 1984 to 1987. Branch Office Manager at Bank Buana Solo from 1987 to 1990. Head of Credit Division at Bank Buana Head Office from 1990 to 1998. Coordinator of Non-Operational Head Office at Bank Buana from 1998 to 2001. Executive Vice President at Bank Buana from 2001 to present.



Antony

Executive Vice President

Indonesian citizen. Born in Palembang on January 9, 1955. AAP Perbanas in 1978. Started to work as Clearance Department Vice Head at Bank Buana Palembang from 1978 to 1980. Section Head of Credit Department at Bank Buana Palembang from 1980 to 1984. Authorized Signer at Bank Buana Palembang from 1984 to 1985. Head of Sudirman Sub-Branch Palembang from 1985 to 1989. Head of Pekan Baru Branch Office from 1989 to 1990. Head of Bank Buana Palembang from 1990 to 1996. Head of Bank Buana Medan in 1996 and again became Head of Bank Buana Palembang from 1996 to 1997. Head of Operational Head Office at Bank Buana Jakarta from 1997 to 2001. Executive Vice President from October 2001 to present.

Audit Committee

Head of Audit Committee	: Wimpie Wirja Surja
Member	: Theodorus Lufti
Member	: Hendra Tedjajana

Division and Unit Head

Internal Audit Unit	: Dewi Januwaty Harsono
Risk Management Unit	: Wahyu Suryadi
Commercial Credit	: Yongki Irawan
Consumer Credit	: Wigianto
Corporate Secretary & Legal	: Maruba Sihaloho
Electronic Banking	: Basuki Tjahjono
Accounting & Finance	: Winny Widya
General Affair & Logistics	: Theo Kharisma
Human Resources	: C. Muljatma Mulja
Information System & Technology	: Adrianto Liauw
Marketing	: Jacking Ediyanto Wijaya
Operation	: Tedi
Organization, Research & Development	: Welhelmus Indra Widjaja
Secretariat	: Lany Martahadi
Treasury	: Alwil Lim

Special Unit

Compliance & KYC Unit	: Dewi Arimbi Kurniawati

No.	Branch	Branch Manager
1	Harmoni	: Rusmini Wijatno
2	Wahid Hasyim	: Susanti Taurina Wibisono
3	Kelapa Gading	: Sudirman Harijanto
4	Medan	: Chairy Tandanu
5	Pekanbaru	: Amir Abidin
6	Batam	: Robert Muliawan
7	Palembang	: Julius Irawan
8	Jambi	: Sutjipto Hindarto
9	Bengkulu	: Laurensius Oswari
10	Bandar Lampung	: Tommy Ardianto Tjandra
11	Bogor	: Surjadi Kurniawan
12	Serang	: Husein
13	Bandung	: Didi Tjahjono Tirtokusumo
14	Tasikmalaya	: Herry
15	Semarang	: Doddy Permadi Syarief
16	Cirebon	: Agus Sutanto
17	Solo	: Benhady
18	Purwokerto	: Vinsensius Setiawan
19	Magelang	: Ratanadjaya
20	Yogyakarta	: Kusnadi Lokhadi
21	Surabaya	: Iman Setijo Budi Utomo
22	Malang	: Efendy Suryaputra
23	Jember	: Arnoldus Soro
24	Jombang	: Vincentius Djunaidi
25	Banyuwangi	: Usman
26	Denpasar	: Tjandra Beratha
27	Makassar	: Andreas Budiatmodjo
28	Samarinda	: Suwanto Thamrin
29	Balikpapan	: Kusarjanto Ongko
30	Banjarmasin	: Hakim Lipah
31	Pontianak	: Rusdi Yanto

Organizational Structure

PT BANK BUANA INDONESIA Tbk.

Risk Management Committee

Risk Management Unit

Credit Policy Committee

Credit Committee

Asset & Liability Committee

Information & Technology Committee

Human Resources Committee

Information System & Technology Division

Accounting & Finance Division

Marketing Division

Treasury Division

Organization, Research & Development Division

Electronic Banking Division

Legend

———— = Command Line

- - - - - = Direct & Special Communication Line

════ = Supervision Line

Board of Commissioners

Audit Committee

President Director

Internal Audit
Working Group

Managing Director

Compliance Director

Executive Vice President

Compliance & KYC Unit

Commercial Credit
Division

Consumer Credit
Division

Secretariat Division

General Affair & Logistic
Division

Branch Offices

Operation Division

Corporate Secretary &
Legal Division

Human Resources
Division

-Branch Offices

Cash Offices

Sub-Branch Offices

Cash Offices



1. LENDING PRODUCTS

a. Retail Banking

Bank Buana serves the small-to-medium scale commercial customers in the retail sector, especially in trading, distribution and manufacturing industries.This segment provides the largest contribution to our business in terms of revenue. By maintaining a large customer base and capping loan facilities per borrower at a relatively small value, we have been able to keep our credit risk at a relatively low level.

b. Consumer Banking

Bank Buana offers consumer loan products consisting of the KPR-Pondok Buana home mortgage facility and KKB-Oto Buana car purchase loan. As with in retail banking, this segment have a fairly limited risk exposure due to the relatively large customer base with small individual loan size.

c. Corporate Banking

Bank Buana also serves medium-to-large corporate customers that require working capital and investment loans to expand their business activities.

Lending products provided by Bank Buana include:

- R/K Loan (Overdraft facility)
- P/N Loan (Promissory Note)
- Investment Loan for Fixed Asset
- Investment Loan for Construction Projects
- Investment Loan for Vehicles
- Investment Loan for Machinery and Heavy Equipment
- Fixed Loan
- Import Financing
- Export Financing
- Home Ownership Loan / KPR
- Vehicle Purchase Loan / KKB
- Multipurpose Loan

2. FUNDING PRODUCTS

a. Current Accounts

Consist of current account for individual and for corporation. In addition to being a convenient and secure means of fund and liquidity management, the Bank's current account products also offers attractive interest rates as well as the use of Buana Visa Electron card, Mobile Banking capability and autodebit facility for various payment. Other than in Rupiah currency, the Bank also offers the Rekening Valas Produktif, a current account available in various foreign currencies.

b. Savings Accounts

Customers can benefit from the following savings account each with deposit and withdrawal facilities :

(i) Productive Savings Account, offering premium-free insurance protection and passbook facility, and attractive prize draw programs

(II) Priority Savings Account, with attractive interest rates and passbook facility.

(III) Buana Plus Savings Account, with the convenience of a monthly account statement.

All savings account products offer the use of Buana Visa Electron card, Mobile Banking capability and autodebit facility for various payment.


BUANA INDONESIA

c. Time deposits

Offered in Rupiah and foreign currencies, with a choice of one, three, six and twelve-month tenor and competitive interest rates.

3. SERVICES

Bank Buana provides a comprehensive range of banking services for various purposes, as follows:

- Opening Sight L/C, Usance L/C and Standby L/C, Documentary Collection, Documents Against Acceptance (D/A) and Documents Against Payment (D/P)
- Tax Payment including Import Duty, Additional Import Duty, Value Added Tax, Income Tax and Luxury Goods Tax
- Bank Guarantee such as performance bond, bid bond and others
- Safe Deposit Box
- Payment Draft, Collection
- Bank Draft, Travellers Cheque (Citicorp and AMEX) and VISA Travel Money (Citicorp)
- Inward and outward transfer through Telegraphic Transfer /TT or SWIFT
- On-line utility payment through bank counter, autodebit facility, ATM and Mobile Banking

4. BUANA MOBILE BANKING

Electronic banking delivery system providing 24-hour access to the Bank's products and services by using the customer's cellular phone equipped with a SIM Tool Kits. Customers can use Buana Mobile Banking for:

- Fund transfer between accounts in Bank Buana
- Account balance and transaction information
- Interest rates on savings, time deposit or loans
- Currency exchange rates
- Opening a time deposit account
- Account report via fax
- Various payment
- Purchase of prepaid cellular voucher
- Cheque book ordering
- Loan simulation


1668
VISA
Electron
4026
4027 3600 3333 6668
4027
VALID FROM
MONTH/YEAR
VALID THRU
MONTH/YEAR
MEMBER
SINCE
03
08/03
08/04
BUDI SETIAWAN
VISA
MOBILE
GSM
kartuHALO

5. MULTI MOBILE BANKING SYSTEM

The Multi Mobile Banking System (MMBS) is a new electronic banking service that allows customers to access services provided by six banks, including Bank Buana.

6. BUANA VISA ELECTRON

A combination ATM and debit card offered in cooperation with Visa International. The Buana Visa Electron card can be used for:

- Payment at 12.5 million merchants worldwide displaying the Visa and Visa Electron logo, including 35,000 in Indonesia
- Cash withdrawal and account balance information at all Bank Buana ATMs as well as at 700.000 ATM in the ATM PLUS network worldwide
- Transfer between accounts in Bank Buana using Bank Buana ATM
- Payment of telephone, electricity, cellular (Telkomsel) and credit card bills through ATM Bank Buana
- Purchase of Simpati and IM3 prepaid voucher through ATM Bank Buana

7. BUANA VISA CARD

A credit card product of Bank Buana offered in cooperation with Visa International, available as Buana Visa Classic and Buana Visa Gold versions. The Buana Visa Card can be used for:

- Payment at all merchants worldwide displaying the Visa logo
- Cash withdrawal at all Bank Buana ATM, VISAPlus and ALTO ATM networks, as well as Bank Buana branch offices and other counters displaying the VISA logo for manual reimbursement.
- Payment of routine monthly bills for telephone, electricity and cellular phone. The bills will be included in the monthly billing statement sent to card holder.

The Buana Visa Card comes with a host of attractive features such as travel and travel inconvenience insurance coverage, credit protection and autodebit facility.

Branch Network

Table of Network Branches Distribution

No	Province	A	B	C	D	E	Total	F
1	North Sumatera	-	-	1	5	-	6	2
2	Riau	-	-	1	2	-	3	2
3	Riau Island	-	-	1	1	-	2	1
4	South Sumatera	-	-	1	4	-	5	2
5	Bengkulu	-	-	1	2	-	3	1
6	Lampung	-	-	1	2	-	3	1
7	Jambi	-	-	1	-	-	1	1
8	DKI Jakarta	1	1	3	41	-	46	35
9	West Java	-	-	4	19	3	25	9
10	Banten	-	-	1	2	-	3	2
11	Central Java	-	-	4	18	-	22	9
12	D.I. Yogyakarta	-	-	1	3	-	4	1
13	East Java	-	-	5	19	3	27	10
14	Bali	-	-	1	6	-	7	4
15	South Sulawesi	-	-	1	2	-	3	1
16	East Kalimantan	-	-	2	4	-	6	4
17	West Kalimantan	-	-	1	2	-	3	2
18	South Kalimantan	-	-	1	1	-	2	2
	Total	1	1	31	133	6	172	89

A = Office of Director and Commissioner; B = Head Office; C = Branch Office; D = Sub-Branch Office; E = Cash Outlet; F = ATMs

HEAD OFFICE
Office of Directors and Commissioners
Gedung Bank Buana Harmoni
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : (021) 63865927, 6330585, 63865931
Fax. : (021) 6324467, 6322373

Head Office (Operations)
Jl. Asemka No. 32-36
Jakarta 11110
PO Box 4896 / Jakarta 11048
Tel. : (021) 6922901, 6922045
Fax : (021) 2601033, 6924105, 2601013, 6925946
Telex : 42042, 42602, 42622, 42673, 42887, 42300, 42301, 42734, 42147, 42149
Cable : Bank Buana Indonesia
Swift : BBIJIDJA

Sub-Branches:
Tangerang
Jl. Ki Asnawi No. 64 C-D
Tangerang 15111
Tel. : (021) 5523081-83-84, 55799082-83
Fax. : (021) 5523082

Glodok Plaza
Komp. Glodok Plaza Blok F No. 1-2
Jl. Pinangsia Raya, Jakarta Barat
Tel. : (021) 6595026, 6596745, 6280943-44
Fax. : (021) 6280944

Pluit
Jl. Pluit Kencana Raya No. 76
Jakarta Utara
Tel. : (021) 6611770-71
Fax. : (021) 6691163

Teluk Gong
Komplek Duta Harapan Indah
Blok G No. 10 Kapuk Muara
Jakarta Utara
Tel. : (021) 6617577-78, 6622957
Fax. : (021) 6612279

Jembatan Lima
Jl. K.H. Mas Mansyur No. 213 B
Jakarta Barat 11250
Tel. : (021) 6336570, 6335176, 6286569
Fax. : (021) 6335032

Mangga Besar
Jl. Mangga Besar No. 68-68A
Jakarta Barat 11150
Tel. : (021) 6594677, 6292150, 6292349
Fax. : (021) 6293113

Petak Baru
Jl. Petak Baru No. 25-26
Jakarta Barat 11110
Tel. : (021) 6922115, 6922432, 6912224, 6924069, 6901756-57, 6917410-11
Fax. : (021) 6928086

Mangga Dua Lama
Pusat Grosir Pasar Pagi Mangga Dua
Lt. III Blok BC No. 11-12
Jl. Mangga Dua Raya, Jakarta Utara
Tel. : (021) 6255661, 2601031, 6127340
Fax. : (021) 6127341

Soekarno-Hatta Airport
Terminal D Arrival Hall
Ruang Usaha No. D9 P 14 & 15
Tel. : (021) 5501182-83, 5506814
Fax. : (021) 5501181

Terminal D Departure Hall
Ruang Usaha No. D9 D 60
Tel. : (021) 5501184

Mangga Dua Plaza
Jl Harco Mangga Dua Blok F No. 5
Jakarta Pusat
Tel. : (021) 6120086, 6120912, 6129128-29
Fax. : (021) 6129130

Jembatan Dua
Jl. Jembatan Dua No. 139 A
Jakarta Utara
Tel. : (021) 6631760-62
Fax. : (021) 6610615

Pangeran Jayakarta
Jl. Pangeran Jayakarta No. 141
Blok I A/32, Jakarta Pusat
Tel. : (021) 6491448, 6394339, 6282677
Fax. : (021) 6250766

Muara Karang
Jl. Muara Karang Raya
Blok Y 3 No. 10
Jakarta Utara
Tel. : (021) 6625967-69, 6601048
Fax. : (021) 6606171

Duta Mas
Jl. Taman Duta Mas
Blok A3 No. 56-57
Jelambar Baru, Jakarta Barat
Tel. : (021) 5678775-76, 5649550, 56942340
Fax. : (021) 5649464

HARMONI BRANCH
Jl. Gajah Mada No. 1A Jakarta
Tel. : (021) 63865927, 6330585
Fax. : (021) 6330558, 6335377

Sub-Branches:
Ciputat
Jl. Dewi Sartika 46A
Kabupaten Tangerang
Propinsi Banten 15411
Tel. : (021) 7445601, 7445637
Fax. : (021) 7445637

Petojo
Jl. A.M Sangaji No. 25 E
Jakarta Pusat
Tel. : (021) 6324562-63
Fax. : (021) 6324562

Kedoya
Taman Cosmos Megah Permai
Blok I No. 1-2 Jakarta Barat
Tel. : (021) 5652332, 5640948-49
Fax. : (021) 5652338

Cengkareng
Taman Palem Lestari
Blok D 10 No. 1
Jakarta Barat 11730
Tel. : (021) 55957447-49
Fax. : (021) 55957446

Roxy Mas
Jl. Roxy Mas Blok D 4 No. 18
Jakarta Pusat
Tel. : (021) 63858204-07
Fax. : (021) 63858207

Tanjung Duren
Jl. Tanjung Duren Raya
Blok N No. 352 Jakarta Barat 11470
Tel. : (021) 5642027, 5673950, 56969082
Fax. : (021) 5685079

Sawah Besar
Jl. Sukarjo Wiryopranoto No. 26
Jakarta Pusat
Tel. : (021) 3853677, 2313678, 2313479, 3453336, 3453337
Fax. : (021) 3860602

Pasar Baru
Pusat Perbelanjaan Metro Pasar Baru
Jl. Samanhudi Lantai Dasar
No. 112A -115 Jakarta Pusat
Tel. : (021) 3500523, 3850468
Fax. : (021) 3455719

K.H. Mas Mansyur
Jl. K.H. Mas Mansyur No. 202 B
Jakarta Barat
Tel. : (021) 6332755-56
Fax. : (021) 6332759

WAHID HASYIM BRANCH
Jl. K.H. Wahid Hasyim No. 89
Jakarta 10350
Tel. : (021) 2303610
Fax. : (021) 2303611

Sub-Branches:
Palmerah
Jl. Palmerah Barat No. 39 B
Jakarta Pusat
Tel. : (021) 5325479
Fax. : (021) 5329249

Pondok Indah
Proyek Perumahan Pondok Indah
Blok IS/E-IA dan IB
Jl. T.B. Simatupang, Jakarta Selatan
Tel. : (021) 75906165
Fax. : (021) 75900185

Tanah Abang
Pusat Perdagangan
Tanah Abang Bukit Blok F No. 6-8
Jl. K.H. Fachrudin No. 36, Jakarta
Tel. : (021) 3803320, 3846171

Fatmawati
Jl. Fatmawati Raya No. 1
Jakarta 12150
Tel. : (021) 7504770
Fax. : (021) 7661333

Senen
Pusat Perdagangan Senen Blok II
Lantai Dasar No. 15, Jakarta Pusat.
Tel. : (021) 4210826, 4211072, 4252083, 4268271
Fax. : (021) 4210461

Bungur
Jl. Bungur Besar No. 42 B
Gunung Sahari Selatan
Jakarta Pusat 10610
Tel. : (021) 4250813, 4248841
Fax. : (021) 4248844

Depok
Jl. Kartini Raya No. 88 C-D
Depok 16431
Tel. : (021) 7765236, 77202916-18
Fax. : (021) 7765237

Pasar Minggu
Jl. Raya Ragunan No. 11
Pasar Minggu, Jakarta Selatan
Tel. : (021) 7804680, 78831562, 7890439
Fax. : (021) 7890438

Panglima Polim
Jl. Panglima Polim Raya No. 18 A-C
Kebayoran Baru
Jakarta Selatan 12130
Tel. : (021) 7251603, 7202668, 7251655
Fax. : (021) 7222187

KELAPA GADING BRANCH
Jl. Raya Barat Boulevard
Blok LC7/1-2
Kelapa Gading Permai
Tel. : (021) 4529171 (Hunting)
Fax. : (021) 4529179, 45844045, 45844728

Sub-Branches:
Bekasi
Jl. Ir. H. Juanda No. 98 G
Bekasi Timur
Tel. : (021) 8802926, 8809675, 8812179, 8817127
Fax. : (021) 88348645

Kelapa Gading Boulevard
Jl. Boulevard Raya Blok FW I No. 18
Kelapa Gading Boulevard
Jakarta Utara 14240
Tel. : (021) 4531069-70, 4533708
Fax. : (021) 4541059

Rawamangun
Jl. Pegambiran No. 33
Rawamangun, Jakarta Timur
Tel. : (021) 4703107, 4707069, 4722162
Fax. : (021) 4753326

Tanjung Priok
Jl. Yos Sudarso No. 69-70
Kebon Bawang Tanjung Priok
Jakarta Utara
Tel. : (021) 4351459-61, 4366571-72
Fax. : (021) 4366562

Sunter Agung
Jl. Danau Sunter Agung Utara
Blok D I No. 6 B
Sunter Agung, Jakarta
Tel. : (021) 6451120-21, 65833281-82
Fax. : (021) 6453821

Pondok Gede
Pondok Gede Plaza Ruko Blok D/12
Pondok Gede, Bekasi
Tel. : (021) 84993550-52
Fax. : (021) 84993552

Kramat Jati
PD. Pasar Jaya Blok A No. 23
Kramat Jati, Jakarta Timur 13510
Tel. : (021) 8092417, 8011644
Fax. : (021) 8013973

Jatinegara
Jl. Pintu Pasar Utara No. 10-12
Jatinegara, Jakarta Timur 13310
Tel. : (021) 8191918, 8193110, 8197726, 2800178
Fax. : (021) 8508919

Bekasi Selatan
Jl. Achmad Yani Kav. A4 No.7
Ruko Kalimalang Commercial Centre
Desa Kayuringin, Bekasi
Tel. : (021) 8853251, 88965890 - 93
Fax. : (021) 88965588

MEDAN BRANCH
Jl. Palang Merah No. 30
Tel. : (061) 4156574 (6 lines)
Fax. : (061) 4148556, 4154793, 4560116

Sub-Branches:

Tomang Elok
Jl. Jend. Gatot Subroto
Kompleks Tomang Elok
Blok A No. 55, Sei Sikambing
Tel. : (061) 8455405, 8455785, 8455635
Fax. : (061) 8455656

Central Pasar
Jl. Letjen Haryono MT
Central Pasar Medan Lt. I
Blok I No. 1-2-17-18
Tel. : (061) 4531929, 4531611
Fax. : (061) 4531737

Asia
Jl. Asia No. 132/172
Tel. : (061) 7368623, 7368653
Fax. : (061) 7368932

Deli Plaza
Jl. Putri Hijau No. 1
Deli Plaza Lt. 1 Blok I-6
Tel. : (061) 4148724, 4148167
Fax. : (061) 4148295

Pulo Brayan
Jl. K.L. Yos Sudarso No. 258/16A
Tel. : (061) 6611688, 6611911
Fax. : (061) 6636922

SURABAYA BRANCH
Jl. Panglima Sudirman No. 53
Tel. : (031) 5471772, 5481888
Fax. : (031) 5345026, 5345136

Sub-Branches:

Coklat
Jl. Coklat No. 12-14
Tel. : (031) 3526785, 3530967
Fax. : (031) 3523332

Kertopaten
Jl. Kertopaten 30
Tel. : (031) 3760601-02
Fax. : (031) 3762855

Sidoarjo
Jl. Jend. Achmad Yani 40 J
Tel. : (031) 8941046-47
Fax. : (031) 8941836

Mojokerto
Jl. Mojapahit 55-57
Tel. : (031) 322719, 322816
Fax. : (031) 322291

Mayjend. Sungkono
Komp. Darmo Park I
Blok III-A No. 7-8
Jl. Mayjend. Sungkono
Tel. : (031) 5672982, 5614431-32
Fax. : (031) 5672982

Kedungdoro
Jl. Kedungkoro 155D
Tel. : (031) 5321365, 5322451
Fax. : (031) 5471442

Kertajaya
Jl. Kertajaya No. 172
Tel. : (031) 5017300, 5019391
Fax. : (031) 5017300

Kapas Kerampung
Jl. Kapas Krampung 55 B
Tel. : (031) 3727910, 3718281, 3769292
Fax. : (031) 3715633

Rungkut
Jl. Rungkut Kidul Industri No. 62
Tel. : (031) 8418271, 8419272
Fax. : (031) 8414517

Pasar Atum
Kompleks Pertokoan Pasar Atum
Blok G -18
Tel. : (031) 3523545, 3558115
Fax. : (031) 3530793

Pasar Turi
Kompleks Pasar Turi IV
Lantai I Stand R-2
Tel. : (031) 3577212, 3577243
Fax. : (031) 3577128

BANDUNG BRANCH
Jl. Jend. Sudirman No. 55A
Tel. : (022) 4204491
Fax. : (022) 4238906

Sub-Branches:

Achmad Yani
Jl. Jend. Achmad Yani No. 235
Tel. : (022) 7204952
Fax. : (022) 7205551

Kopo
Jl. Kopo No. 91
Tel. : (022) 5230030
Fax. : (022) 5204784

Kiaracondong
Jl. Kiaracondong No. 267
Tel. : (022) 7301110, 7311930

Cimahi
Jl. Raya No. 545
Cimahi
Tel. : (022) 6649530
Fax. : (022) 6657013

Sukajadi
Jl. Sukajadi No. 5
Tel. : (022) 2037498, 2039266
Fax. : (022) 2039266

Banceuy
Komp. Pertokoan Banceuy Permai
Blok B 7 No. 80
Tel. : (022) 4237267, 4210851
Fax. : (022) 4214267

Andir
Jl. Jend. Sudirman No. 485
Tel. : (022) 6004584
Fax. : (022) 6031807

Kopo Bihbul
Jl. Raya Kopo Bihbul No. 69
Tel. : (022) 5401131, 5420269
Fax. : (022) 5420466

Ujung Berung
Jl. Raya Ujung Berung No. 26
Tel. : (022) 783512-13
Fax. : (022) 783513

Istana Plaza
Istana Plaza Blok LG / D2
Jl. Pasirkaliki 121 / 123
(Jalan Pajajaran No.64)
Tel. : (022) 6006623/853, 6040845
Fax. : (022) 6030117

Bandung Electronic Centre (BEC)
Jl. Purnawarman No. 13-15, Bandung
Tel. : (022) 4202374-76
Fax. : (022) 4202393

SEMARANG BRANCH
Gang Tengah No. 16
Tel. : (024) 3547415
Fax. : (024) 3542142, 3542478

Siliwangi
Jl. Jend. Sudirman No. 131
Tel. : (024) 7608791
Fax. : (024) 7608723

Ambarawa
Jl. Jend. Sudirman No. 57/AI-2-3
Komp. Pertokoan Ambarawa Plaza
Tel. : (0298) 591289, 592290
Fax. : (0298) 591289

Majapahit
Jl. Brigjend. Sudirato 106
Tel. : (024) 6723762
Fax. : (024) 6723761

Salatiga
Komp. Pertokoan Salatiga Plaza
Blok A/4, Jl. Jend. Sudirman 61
Tel. : (0298) 322027
Fax. : (0298) 326032

Weleri
Jl. Terminal Colt No. 4
Tel. : (0294) 41393-94, 41411
Fax. : (0294) 41394

Lik
Jl. Industri Raya Timur
Kaveling No. 1
Tel. : (024) 6590868-70
Fax. : (024) 65690867

Mataram
Jl. MT. Haryono Ruko Plaza
Blok A No. 8 A, Semarang
Tel. : (024) 3560033, 3560461
Fax. : (024) 3560462

MAKASSAR BRANCH
Jl. Sulawesi No. 83
Tel. : (0411) 321421
Fax. : (0411) 315702, 319457

Sub-Branches:
Bandang
Jl. Bandang No. 50 B
Tel. : (0411) 326694
Fax. : (0411) 317445

Panakkukang
Jl. Pengayoman No. 48, Makassar
Tel. : (0411) 421921, 433017
Fax. : (0411) 458260

PALEMBANG BRANCH
Jl. Mesjid Lama No. 48-50
Tel. : (0711) 310965 (7 lines)
Fax. : (0711) 313216

Sub-Branches:
Jend. Sudirman
Jl. Jend. Sudirman No. 1031D-E
Palembang
Tel. : (0711) 358682, 358411
Fax. : (0711) 354891

Sepuluh Ulu
Jl. K.H. Azhari No. 56-58, Palembang
Tel. : (0711) 515584, 515574
Fax. : (0711) 513344

KM 5
Jl. Kol. H. Burlian No. 48
Tel. : (0711) 411287
Fax. : (0711) 411287

Enam Belas Ilir
Jl. Pasar 16 Ilir No. 132, Palembang
Tel. : (0711) 354233
Fax. : (0711) 365833

SOLO BRANCH
Jl. Jend. Urip Sumoharjo No. 13-17
Tel. : (0271) 646348 (12 lines)
Fax. : (0271) 646533, 646947, 630620

Sub-Branches:
Pasar Klewer
Kios Pasar Klewer
Blok EE No. 9-12, Jl. Secoyudan
Tel. : (0271) 641798
Fax. : (0271) 641798

Kratonan
Jl. Yos. Sudarso No. 246
Tel. : (0271) 652626 (3 lines)
Fax. : (0271) 655622

Pasar Legi
Pasar Legi Kios No. 28-29
Tel. : (0271) 666536
Fax. : (0271) 641177

Klaten
Jl. Pemuda Utara No. 133
Tel. : (0272) 321282
Fax. : (0272) 322378

Sragen
Jl. Raya Sukowati No. 1
Tel. : (0271) 891276
Fax. : (0271) 891250

Palur
Jl. Raya Palur No. 59, Karanganyar
Tel. : (0271) 827474, 821733
Fax. : (0271) 821166

PONTIANAK BRANCH
Jl. Tanjungpura No. 278
Tel. : (0561) 732600, 734656
Fax. : (0561) 736282

Sub-Branches:
Sungai Raya
Jl. Adi Sucipto Km 7,3
Sungai Raya
Tel. : (0561) 721770

Sultan Muhammad
Jl. Sultan Muhammad No. 183
Tel. : (0561) 731582

CIREBON BRANCH
Jl. Yos Sudarso No. 29
Tel. : (0231) 205040, 206959, 206396, 221541
Fax. : (0231) 201989, 248340

Sub-Branches:
Kuningan
Jl. Jend. Sudirman No.51/55
Kuningan
Tel. : (0232) 871738, 871810
Fax. : (0232) 876641

Pasar Balong Pekiringan (PBP)
Jl. Pekiringan No. 113
Tel. : (0231) 205625
Fax. : (0231) 211423

Jamblang
Jl. Raya Jamblang No. 23
Tel. : (0231) 341272
Fax. : (0231) 341641

BENGKULU BRANCH
Jl. Let. Jend. Suprapto No. 169-171
Tel. : (0736) 21705
Fax. : (0736) 21110

Sub-Branches:
Curup
Jl. Merdeka No. 11
Curup
Tel. : (0732) 21764
Fax. : (0732) 21024

Lingkar Timur
Jl. Salak No. 105 C
Lingkar Timur
Tel. : (0736) 345222
Fax. : (0736) 345333

JEMBER BRANCH
Jl. Gajah Mada No. 68
Tel. : (0331) 484545, 424759, 424859
Fax. : (0331) 484980

Sub-Branches:
Kencong
Jl. Krakatau No. 1
Kencong
Tel. : (0336) 321228

Cash Offices:
Balung
Jl. Puger No. 28
Tel. : (0336) 621306

Ambulu
Jl. Suyitman No. 46
Tel. : (0336) 881902

Bondowoso
Jl. R.E. Martadinata No. 49
Tel. : (0332) 421429

DENPASAR BRANCH
Jl. Dr. Wahidin No. 39
Tel. : (0361) 433014
Fax. : (0361) 424245

Sub-Branches:
Tabanan
Jl. Gajah Mada No. 80
Tel. : (0361) 811588, 811277
Fax. : (0361) 812569

Klungkung
Jl. Dharmawangsa No. 8, Semarapura
Tel. : (0366) 22062, 24442
Fax. : (0366) 24456

Kuta
Jl. Raya Legian No. 99X
Tel. : (0361) 754044, 767188
Fax. : (0361) 767189

Gatot Subroto
Jl. Gatot Subroto
No. 100 X Kav. 10
Tel. : (0361) 263161

Diponegoro
Jl. Diponegoro No. 150
Blok A I No. 2
Tel. : (0361) 262773
Fax. : (0361) 262773

Istana Kuta Galeria
Kompleks Pertokoan
Istana Kuta Galeria
Blok Valet 2 No. 15
Jl. Patih Jelantik
Tel. : (0361) 769255
Fax. : (0361) 769269

TASIKMALAYA BRANCH
Jl. Empang No. 50, Tasikmalaya
Tel. : (0265) 310300 (5 lines)
Fax. : (0265) 332007

Sub-Branches:
Ciamis
Jl. Pasar Manis Ruko No. 38
Ciamis
Tel. : (0265) 777200, 774011
Fax. : (0265) 777200

Banjar
Jl. Letjen. Suwarto No. 61
Tel. : (0265) 741485, 742860
Fax. : (0265) 742860

Pasar Wetan
Jl. Pasar Wetan Baru No. 12
Tasikmalaya
Tel. : (0265) 334023, 311041
Fax. : (0265) 311041

SERANG BRANCH
Jl. S.M. Hasanuddin
Serang Plaza Blok II No. 5-7
Tel. : (0254) 200153, 201566
Fax. : (0254) 200692
Telex : 44808

Sub-Branches:
Cilegon
Jl. Raya Cilegon
Tel. : (0254) 391033, 392057
Fax. : (0254) 391151

Rangkasbitung
Jl. Sunan Kalijaga No. 62
Tel. : (0254) 201595, 201703
Fax. : (0254) 201596

BANDAR LAMPUNG BRANCH
Jl. Ikan Bawal No. 87
Telukbetung, Bandar Lampung
Tel. : (0721) 482982,
489694-5, 481049
Fax. : (0721) 482951, 489706

Sub-Branches:
Tanjung Karang
Jl. Padang Blok B III No. 2
Tanjung Karang
Tel. : (0721) 261155
Fax : (0721) 261927

Metro
Kompleks Pertokoan Sumur Bandung
Blok B No. 3, Metro
Tel. : (0725) 49988
Fax. : (0725) 47123

MAGELANG BRANCH
Jl. Tidar No. 17
Tel. : (0293) 362181, 364344,
365261, 364405-06
Fax : (0293) 364271

Sub-Branches:
Purworejo
Jl. Kol. Sugiono No. 44, Purworejo
Tel. : (0275) 325357
Fax. : (0275) 321740

Temanggung
Jl. S. Parman No. 36 A
Tel. : (0293) 491555
Fax. : (0293) 492462

Muntilan
Komp. Ruko PJKA Blok A II No. 3
Jl. Pemuda, Muntilan 56413
Tel. : (0293) 586508, 587323
Fax. : (0293) 587415

Wonosobo
Jl. Pasar I Komplek Ruko Blok A6/B6
Tel. : (0286) 321302
Fax. : (0286) 321598

PEKANBARU BRANCH
Jl. Jend. Sudirman No. 442
Tel. : (0761) 21116, 21168, 20879,
848053, 848054
Fax. : (0761) 29862

Sub-Branches:
Jalan Nangka
Jl. Nangka / Tuanku Tambusai
No. 181
Tel. : (0761) 31308-9, 20439, 20440
Fax. : (0761) 37317

Juanda
Jl. Ir.H. Juanda No. 125, Pekanbaru
Tel. : (0761) 23648, 38885, 38964
Fax. : (0761) 855791

BALIKPAPAN BRANCH
Jl. A. Yani RT 61 No. 267
Balikpapan 76121
Tel. : (0542) 732531 (Hunting)
Fax : (0542) 732534, 734204

Sub-Branches:
Pandan Wangi
Komplek Pertokoan Pandan Wangi
Jl. Pandan Wangi No. 116
Balikpapan
Tel. : (0542) 732996, 733597
Fax. : (0542) 733597

Klandasan Ulu
Komplek Pertokoan
Cemara Rindang
Jl. Jend. Sudirman No. 76
Klandasan Ulu, Balikpapan
Tel. : (0542) 733064, 736809
Fax. : (0542) 736809

Balikpapan Permai
Komplek Balikpapan Permai
Jl. Jend. Sudirman Blok C/II No. 88
Balikpapan
Tel. : (0542) 733238, 733228
Fax. : (0542) 733238

SAMARINDA BRANCH
Jl. Pangeran Diponegoro No. 68-70
Tel. : (0541) 732492-95-97, 749516-17-18
Fax. : (0541) 732490

Sub-Branches:
Soetomo
Jl. Dr. Soetomo No. 4
Tel. : (0541) 745082, 746807
Fax. : (0541) 735927

BANYUWANGI BRANCH
Jl. Jend. Sudirman No. 16
Banyuwangi
Tel. : (0333) 426500, 424705, 423061-62, 422270-71, 424070
Fax. : (0333) 424260

Sub-Branches:
Genteng
Jl. Gajah Mada No. 222
Genteng
Tel. : (0333) 845453
Fax. : (0333) 845388

Muncar
Jl. Raya No. 147
Muncar
Tel. : (0333) 593064
Fax. : (0333) 593504

Rogojampi
Jl. Raya Pasar Rogojampi
Blok A I No. 24-25
Rogojampi
Tel. : (0333) 631709
Fax. : (0333) 631710

Jajag
Jl. P.B. Sudirman No. 56
Jajag
Tel. : (0333) 396305
Fax. : (0333) 396398

YOGYAKARTA BRANCH
Jl. Jend. Sudirman No. 62
Tel. : (0274) 562000, 517410
Fax. : (0274) 563433

Sub-Branches:
Brigjend Katamso
Jl. Brigjend. Katamso No. 278
Yogyakarta
Tel. : (0274) 384193, 415732
Fax. : (0274) 378569

Pasar Beringharjo
Jl. Lor Pasar No. 59
Yogyakarta
Tel. : (0274) 522350
Fax. : (0274) 561228

Kricak
Jl. Magelang No. 121
Yogyakarta
Tel. : (0274) 563195, 553235
Fax. : (0274) 553385

BOGOR BRANCH
Jl. Pangkalan Raya No. 4A
Warung Jambu
Bogor
Tel. : (0251) 320113, 320075, 323959, 342736
Fax. : (0251) 321262, 382077

Sub-Branches:
Dewi Sartika
Jl. Dewi Sartika No. 54
Tel. : (0251) 311836, 314257
Fax. : (0251) 314933

Cibubur
Ruko Citra Gran Blok R3 No. 7
Jl. Raya Alternatif Cibubur
Tel. : (021) 84592489
Fax. : (021) 84597922

Cash Offices:
Suryakencana Baru
Jl. Suryakencana No. 70, Bogor
Tel. : (0251) 325256, 325307
Fax. : (0251) 325307

Suryakencana Lama
Jl. Suryakencana No. 327, Bogor
Tel. : (0251) 322386, 356525
Fax. : (0251) 322386

Empang
Jl. Pulo Empang No. 6A
Tel. : (0251) 318523 , 318016
Fax. : (0251) 360821

BANJARMASIN BRANCH
Jl. Lambung Mangkurat No. 17
Tel. : (0511) 57172, 53754, 365312
Fax. : (0511) 53305

Sub-Branches:
A. Yani
Jl. Jend. A. Yani KM 2 No. 12
Banjarmasin
Tel. : (0511) 269525, 262991, 263021
Fax. : (0511) 269525

BATAM BRANCH
Jl. Imam Bonjol, Komplek Bumi Indah
Blok B No. 1-2, Batam 29432
Tel. : (0778) 459691
Fax. : (0778) 458601

Sub-Branches:
Sei Panas
Komplek Tanah Mas Blok B No. 9
Tel. : (0778) 422589
Fax. : (0778) 429478

JOMBANG BRANCH
Jl. Merdeka No. 133
Tel. : (0321) 862500-01, 862337, 874857-58
Fax. : (0321) 862171

MALANG BRANCH
Jl. Basuki Rahmat No. 63
Tel. : (0341) 342333 (6 lines)
Fax. : (0341) 342572

Sub-Branches:
Lumajang
Jl. P.B. Sudirman No. 20 F-G
Lumajang
Tel. : (0334) 81521, 881905
Fax. : (0334) 881905

Gatot Subroto
Jl. Gatot Subroto No. 21E
Tel. : (0341) 356044, 343230
Fax. : (0341) 356044

Blimbing
Komp. Pertokoan Letjen S. Parman
No.9 Blok B9
Tel. : (0341) 405111, 405100
Fax. : (0341) 418441

PURWOKERTO BRANCH
Jl. Jend. Sudirman No. 330
Purwokerto 53116
Tel. : (0281) 631464 , 623466, 635996, 630942, 630259, 635950
Fax. : (0281) 636747, 640945

Sub-Branches:
Purbalingga
Jl. Jend. Sudirman No. 51
Purbalingga
Tel. : (0281) 896757
Fax. : (0281) 896758

JAMBI BRANCH
Jl. Raden Mattaher No. 34-35
Jambi 36113
Tel. : (0741) 20623
Fax. : (0741) 54014

Additional Data

Shareholding Relationships of Commissioners and Directors

Share ownerships by the Company's Board of Commissioners and Board of Directors in the Bank and other companies are as follow :

Name	PT Bank Buana Indonesia Tbk.		PT Sari Dasa Karsa		PT Kota Mas Permai	
	Position	Share numbers	Position	Share numbers	Position	Share numbers
R. Rachmad	Chairman	-	-	-	-	-
Lukito Winarto	Com	0.12%	-	2.79%	-	60.00%
Wimpie Wirja Surja	Com	-	-	-	-	-
Soetadi Limin	Com	0.09%	-	-	-	-
Jimmy Kurniawan Laihad	Presdir	-	-	-	-	-
Aris Janasutanta Sutirto	Dir	-	-	-	-	-
Eddy Muljanto	Dir	0.45%	-	11.00%	-	-
Pardi Kendy	Dir	-	-	-	-	-
Safrullah Hadi Saleh	Dir	-	-	-	-	-
Soehadie Tansol	Dir	-	-	-	-	-

Com = Commissioner, Presdir = President Director, Dir = Director

Ultimate Shareholder's Structure

The Bank's shareholders relationship as of December 31, 2003 are as follow :


Individual 1
100.00%
SDK
Individual 2
PT Makindo Tbk
IFC
Public
55.45%
1.29%
5.97%
6.72%
30.56%
Bank
10.00%
ABI

Note:
SDK : PT Sari Dasa Karsa
IFC : International Finance Corporation
ABI : PT Asuransi Buana Independent

Individual 1 comprised of:

Name	Shareownership (%)
Hendra Suryadi	11.00
Sri Muljati Suwito	9.91
Tan Siong Kie	13.00
Iskandar Tanuwidjaja	11.00
Ishak Sumarno	11.00
Eddy Muljanto	11.00
Siang Hadi Widjaja	14.00
Karman Tandanu	12.70
Sastro Wijatno	3.60
Lukito Winarto	2.79
Total	**100.00**

Individual 2 (Founding Shareholders) comprised of:

Name	Shareownership (%)
Sri Muljati Suwito	0.45
Eddy Muljanto	0.45
Siang Hadi Widjaja	0.05
Karman Tandanu	0.16
Sastro Wijatno	0.06
Lukito Winarto	0.12
Total	**1.29**

Transactions with Related Parties

Transactions with parties having a special relationship with the company as of 31 December 2003, comprising of outstanding loans, insurance of fixed assets, lease of buildings, current accounts, savings, time deposits, and the purchase and sale of foreign exchange forward contracts with the following balances:

Type of Transaction (in billion rupiah)	2003		2002	
	Total	% of total	Total	% of total
Export Bill	2.25	0.01	1.88	0.02
Outstanding Loan	65.01	0.45	79.55	0.60
Acceptance Receivables	-	-	2.12	0.02
Deposit on Fixed Assets	188.72	-	126.14	-
Prepaid Rent Expense	7.84	0.05	8.33	0.06
Rent Expense	8.20	1.78	9.14	2.17
Insurance Expense	2.47	0.54	2.50	0.59
Time Deposit	225.44	1.78	143.61	1.19
Savings	33.60	0.27	33.73	0.28
Current Accounts	169.34	1.34	171.20	1.43
Personnel Expense	-	-	10.40	2.47

Use of Proceeds from Rights Issue I

No.	Description	Amount (million of Rupiah)
1	Proceeds from Rights Issue I (248,164,734 x Rp. 500,-)	124,082
2	Shares issuance cost	1,995
3	Net proceeds from Rights Issue I	122,088
4	Amount of funds used from Rights Issue I	121,396
5	Amount of funds remaining from Rights Issue I	692

Use of Proceeds from Rights Issue II

No.	Description	Amount (million of Rupiah)
1	Proceeds from Rights Issue II (744,494,202 x Rp. 360,-)	268,018
2	Shares issuance cost	7,779
3	Net proceeds from Rights Issue II	260,239
4	Amount of funds used from Rights Issue II	222,768
5	Amount of funds remaining from Rights Issue II	37,471

At the date of this report, the remaining amount of funds from Rights Issue I and II are invested in the form of marketable securities such as Bank Indonesia Certificate and Government Bonds.

List of Correspondence Banks

Asia:

ABN-AMRO Bank N. V., Jakarta

D. B. S. Bank, Singapore

H. S. B. C., Hongkong

Oversea-Chinese Banking Corp. Ltd., Singapore

The Bank of Tokyo Mitsubishi, Tokyo

The Sumitomo Mitsui Banking Corp., Tokyo

Union Bank of California, Tokyo

United Overseas Bank, Singapore

Wing Hang Bank Ltd., Hongkong

Australia:

Commonwealth Bank of Australia, Sydney

National Australia Bank, Melbourne

Westpac Banking Corp., Wellington

America:

American Express Banking Corp., New York

Bangkok Bank, New York

Bank of New York, New York

Citibank N. A., New York

Deutsche Bank Trust Co. Americas, New York

H. S. B. C., New York

J. P. Morgan Chase Bank, New York

The Toronto Dominion Bank, Toronto

Union Bank of California, New York

Europe:

ABN-AMRO Bank N. V., Amsterdam

Banca Intesa Commerciale Italiana Spa, Milano

Bangkok Bank Ltd., London

Bank of New York, Frankfurt

Deutsche Bank A. G., Frankfurt

Union Bank of Switzerland, Zurich

PT BANK BUANA INDONESIA Tbk.

Office of Directors and Commissioners
Jl. Gajah Mada No. 1A, Jakarta 10130, Indonesia
Tel.: (021) 63865927, 6330585
Fax.: (021) 6324467
Website : www.bankbuana.com

Head Office
Jl Asemka No. 32 - 36, Jakarta 11110, Indonesia
PO BOX 4896, Jakarta 11048
Tel.: (021) 6922901, 6922045, 6928645, 2601051, 2601055
Fax.: (021) 6912005, 6925946, 6924105, 2601013, 2601033,
Domestic Telex: 42673, 42734, 42887, 42622, 42300, 42149
International Telex: 42042, 42602, 42301, 42147
Cable: Bank Buana Indonesia
Swift: B B I J I D J A

Type of Business
Banking

Date of Establishment
August 31, 1956
Notarized by Eliza Pondaag, SH No. 150
Republic of Indonesia Ministry of Justice Decree No. J.A.5/78/4
dated 24 October 1956

Business Licence
Republic of Indonesia Ministry of Finance Decree No. 203443/U.M II
dated 15 October 1956
Commenced operations on 1 November 1956

Authorized Capital
Rp. 1,800,000,000,000,-

Stock Exchange
Jakarta Stock Exchange (JSX) and Surabaya Stock Exchange (SSX)

Ticker Symbol
JSX:BBIA
SSX:BBIA

Share Registrar
PT Sirca Datapro Perdana
Jl. Johar No. 18, Menteng
Jakarta Pusat10340, Indonesia
Tel : (021) 3900645
Fax : (021) 3900671

Public Accountant
Ernst & Young
Prasetio, Sarwoko & Sandjaja
Wisma 46, Kota BNI
25th - 28th, 30th-31st Floor
Jl. Jend. Sudirman Kav. 1
Jakarta 10220, Indonesia
Tel : (021) 5757999
Fax : (021) 5744521

Investor Relations
PT Bank Buana Indonesia Tbk.
Corporate Secretary and Legal Division
Maruba Sihaloho / Juliana Samudro
Jl. Gajah Mada No. 1A
Jakarta 10130, Indonesia
Tel : (021) 6330585
Fax : (021) 6312340
Email : corsec@bankbuana.com

www.bankbuana.com